SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR l5d-16

Of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 333-114220

Grand Toys International Limited

(Translation of registrant’s name into English)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F [ X  ]

Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10 l(b)(l): ____

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): ____

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grand Toys International Limited

(Registrant)

Date: March 24, 2005

By: /s/ Henry Hai Lin Hu, Chief Executive Officer

(Signature)

__________________

PROXY STATEMENT FOR

ANNUAL GENERAL MEETING

TO BE HELD ON 15TH APRIL, 2005

__________________

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Grand Toys International Limited (the “Company”), a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), to be used at the Annual General Meeting of the Company (the “Meeting”) to be held at the offices of the Company, Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, 15th April, 2005 at 9:00 a.m., local time, and at any adjournment thereof.

QUORUM AND VOTING

Only members of the Company (“Members”) that are registered holders of shares of HK$1.00 each in the capital of the Company (“Ordinary Shares”) will be entitled to vote at the Meeting or any adjournment thereof.  On 28th March, 2005, the Company had outstanding 16,172,262 Ordinary Shares and two deferred non-voting shares, also of HK$1.00 each.   The Chairman of the Meeting will demand a poll in respect of each resolution set out in the notice of the Meeting. On each such poll, a Member shall have one vote for each Ordinary Share registered in its, his or her name.

Pursuant to the Memorandum and Articles of Association of the Company (the “Articles”), two Members present in person or by proxy and holding at least fifty-one percent of the paid up capital of the Company shall be a quorum.  An ordinary resolution shall be passed if a majority of votes cast at the Meeting in respect of the resolution are cast in favour thereof.  A special resolution shall be passed if not less than three-fourths of the votes cast at the Meeting in respect of the resolution are cast in favour thereof.  Proposals 1 through 4, 6, 8 and 9 are ordinary resolutions.  Proposals 5 and 7 are special resolutions.

Under the terms of the Depositary Agreement among the Company and The Bank of New York, which acts as depositary (the “Depositary”), and the holders from time to time of the Company’s American depositary shares, each representing beneficial ownership of one Ordinary Share (“Grand ADSs”), the Depositary, as a Member holding all the issued Ordinary Shares, shall endeavor (insofar as is practicable and in accordance with the Articles) to vote or cause to be voted the number of Ordinary Shares represented by Grand ADSs in accordance with the instructions of each holder of Grand ADSs.  As a holder of Grand ADSs, if your instructions are not received by the Depositary, the Depositary shall appoint a person designated by the Company to vote the number of Ordinary Shares represented by your Grand ADSs in such manner as such person may, in his or her discretion, think fit.

Because Centralink Investments Limited (“Centralink”)  beneficially owns a majority of the Ordinary Shares, the approval of Proposals 1 through 4, 6, 8 and 9 are assured if Centralink instructs the Depositary to vote in favor of the proposals.  Because Centralink beneficially owns less than 75% of the Ordinary Shares, it does not have the power, acting alone, to approve Proposals 5 and 7.  Centralink has agreed to vote in favor of Proposal 5.

PRESENTATION OF 2004 FINANCIAL STATEMENTS AND REPORTS

(PROPOSAL 1)

The Board has approved and is presenting to Members for receipt and discussion at the Meeting the Company’s Consolidated Balance Sheet as of December 31, 2004 and the Consolidated Statements of Income for the year then ended (the “2004 Financial Statements”).  The 2004 Financial Statements, which are included in the Audited Consolidated Financial Statements of Grand Toys International Limited for the years ended December 31, 2004, 2003 and 2002, together with the Report of the Directors and the Report of Deloitte Touche Tohmatsu thereon are presented on Annex A attached to this proxy statement.

3

ELECTION OF DIRECTORS

(PROPOSAL 2)

Pursuant to the Articles, all directors retire from office at the first Annual General Meeting.  Subject to the approval of the Members of the amendment to Article 94 of the Articles pursuant to Proposal 7 below, all directors will retire from office at each subsequent Annual General Meeting.  Once elected, directors will serve until their retirement, or they otherwise vacate office, in accordance with the Articles.

The Board recommends that the Members approve the re-election of Henry Hai Lin Hu and Elliot L. Bier to serve as directors.  In addition, the Board recommends that the Members approve the election of David J. Fremed to serve as a director.

Each person recommended for election as a director has indicated that he is willing to serve as a director of the Company, and the Board  of the Company has no reason to believe that any such person may become unable or unwilling to serve.

As more particularly described in Proposal 5 below and subject to approval of the Members of  Proposal  9 below, the Company has agreed that Centralink, the beneficial owner of a majority of the Company’s outstanding share capital, will have the right to designate up to five persons to the Board, and that all members of the Board must be acceptable to Centralink.  The Board has been advised by Centralink that it contemplates  nominating, or procuring the nomination of, at least three additional persons to serve as directors in accordance with  Article 98 of the Articles.  At least three of Centralink’s nominees will meet the director independence criteria set forth in Rule 10A-3(b)(1) promulgated under the US Securities Exchange Act of 1934 and Nasdaq Marketplace Rule 4200(a)(15).  Each of  Messrs. Hu, Bier and Fremed has been designated by, or has otherwise been deemed acceptable to, Centralink.

The following sets forth the principal occupation, ages, and other information concerning each nominee for election as a director of the Company.  The information present with respect to each director has been furnished by that person.

Henry Hai Lin Hu  (age 58)— Mr. Hu has served as Chairman of the Board and Chief Executive Officer of the Company since August 2004.  He also serves as a director of Cornerstone Overseas Investments, Limited (“Cornerstone”) and Centralink, a subsidiary of Cornerstone.  From May 2003 until August 2004, he served as an executive director of Cornerstone.  Prior to joining Cornerstone, from 1998 to 2003, Mr. Hu was a principal of Business Plus Consultants Limited, a consulting firm, where he was instrumental in advising numerous Hong Kong manufacturers in strategic planning and business development.  From 1996 to 1998, Mr. Hu served as chairman and chief executive officer of Sinomex Inc., a US/ Mexico- based toy manufacturing company.  Prior to joining Sinomex, from  1993 to 1996, Mr. Hu was chairman and chief executive officer of Nasdaq-listed Zindart Industrial Company Ltd.  Mr. Hu was also a co-founder of Wah Shing Toys International Ltd., which he ran from 1982 to 1991 and which has been subsequently listed on the Singapore Stock Exchange.  Prior to 1982, Mr. Hu was a senior executive and director of several large toy companies, including Mattel HK, Marx Toys HK, and Universal Matchbox.  Mr. Hu is a chartered engineer and corporate member of the Institution of Electrical Engineers.  Mr. Hu graduated from the University of Hong Kong in 1970 with a bachelor of science degree in Mechanical Engineering.

Elliot L. Bier (age 55) – Mr. Bier has served as Vice Chairman of the Board of the Company since August 2004 and as Deputy Chief Executive Officer of the Company since September 2004.  Since February 2005, Mr. Bier has been a partner in the law firm of Kaufman Laramee in Montreal, Canada.  Kaufman Laramee is the Company’s Canadian legal counsel.  For 25 years prior to joining Kaufman Laramee, Mr. Bier practiced law at the law firm of Adessky Poulin, also in Montreal, most recently as senior partner.  Adessky Poulin was Canadian legal counsel to the Company and, since 1991, Grand Toys International, Inc. (“Grand US”), a subsidiary of the Company.  Mr. Bier has practiced law for the last 28 years.  From November 16, 2000 until August 16, 2004, Mr. Bier served as Chairman of Grand US, and currently serves as a director of Grand US.  From January 1, 2004 until August 16, 2004, Mr. Bier served as a paid consultant to Cornerstone.  From May 2001 to June 2003, Mr. Bier served as the Chief Operating Officer of Polystar Inc., a Montreal-based plastics company.  Mr. Bier is, or has served as, a director of a number of public, quasi-public, private and charitable companies and or institutions, including Capital Trust Corporation, Mount Sinai Hospital Foundation, Pursuit Financial Management Corporation, JB Oxford Corp. and Federation CJA.  He is currently Chairman and President of Mount Sinai Hospital in Montreal.  Mr. Bier is a graduate of Long Island University where he also received a master’s degree in business administration.  He received his bachelors of civil law and common law from McGill University.

David J. Fremed  (age 44) – Mr. Fremed has served as Executive Vice President and Chief Financial Officer of the Company since August 16, 2004.  From February 2004 through August 13, 2004, Mr. Fremed served as a consultant to Cornerstone serving in the role of its principal financial officer.  Prior to being engaged by Cornerstone in February 2004, Mr. Fremed was the chief financial officer of Atari, Inc., a Nasdaq listed company, from May 2000 to February 2004, where he was responsible for all treasury, budgeting, SEC reporting and compliance functions.  In addition, Mr. Fremed was responsible for seeking potential acquisition candidates, negotiating terms of acquisition transactions, and integrating the newly acquired companies into Atari. From 1990 to 2000, Mr. Fremed held various financial positions at Marvel Enterprises, Inc., including serving as its chief financial officer, where he was responsible for arranging both debt and equity financings as well as managing the financial reporting, MIS, tax, and human resource departments.  Mr. Fremed is a certified public accountant and holds a masters of business administration degree from New York University and a bachelor of science degree from Albany State University.

There are no family relationships between any director or executive officer of the Company.

In August 2004, in connection with a reorganization merger of Grand US and the Company and the related acquisition by the Company of Playwell International Limited (“Playwell”), a Hong Kong limited company, and to ensure orderly transition of the management of the Company, David Mars and Steven Altro, two former directors and significant shareholders of Grand US, entered into a Shareholders’ Agreement with Centralink, pursuant to which Messrs Henry Hu, Elliot Bier, Michael Kron, Thomas Mitchell and Robert Laverdure were elected as directors of the Company, with Messrs. Bier and Kron being designated by Messrs. Mars and Altro, Messrs. Hu and Mitchell being designated by Centralink and Mr. Laverdure being jointly designated by Centralink and Messrs. Mars and Altro.  Mr. Mitchell resigned on 14th March, 2005 and Messrs. Kron and Laverdure will retire immediately before the Meeting.  Such Shareholders’ Agreement is scheduled to expire at the Meeting, although as more fully discussed under Proposal 5 below, the Shareholders’ Agreement will be formally terminated before the Meeting.

Meetings, Compensation and Committees of the Board of Directors

The Board held three meetings during the fiscal year ended 31st December, 2004 and acted by unanimous written consent on seven occasions.

The Board has determined, based on written inquiries, that Messrs. Kron and Laverdure have no relationship with the Company whatsoever other than in their respective capacities as directors and de minimis  holdings of Grand ADSs and, accordingly, have no material relationship with the Company that would interfere with the exercise of independent judgment and are otherwise independent under Rule 10A-3 of the Securities Exchange Act and Nasdaq Marketplace Rule 4200(a)(15).

Audit Committee

The Board has a standing Audit Committee that was chaired by Mr. Mitchell until his resignation as a director of the Company.  The committee currently includes Messrs Kron and Laverdure.  The Board determined that Mr. Mitchell qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the Exchange Act.  The current Audit Committee Charter adopted by the Board is set forth as Annex B to this Proxy Statement.  The Audit Committee met two times in the fiscal year ended 31st December, 2004.

The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the annual financial statements of the Company; (ii) the system of internal accounting and financial controls; (iii) the compliance by the Company with legal and regulatory requirements; and (iv) the internal and external audit process.  The Audit Committee oversees the performance of independent accountants and internal auditors, monitors the financial reporting process and makes reports and recommendations to the Board.  In connection with the exercise of its duties, the Audit Committee has the authority to engage independent accountants for special audits, review and other procedures and to retain special counsel and other experts or consultants.  The Audit Committee also conducts an annual review of its charter and responsibilities.

Compensation Committee

The Board has a standing Compensation Committee currently chaired by Mr. Kron and includes Mr. Laverdure.  Mr. Mitchell was a member of the Compensation Committee until his resignation as a director of the Company.  The Compensation Committee met four times during the fiscal year ended 31st December, 2004.

The Compensation Committee is responsible for (i) reviewing and approving corporate goals and objectives relevant to the compensation of the senior executives of the Company; (ii) evaluating the performance of the senior executives in light of those goals and objectives; (iii) determining and approving senior executives’ compensation level based on the evaluation of their performance; (iv) reviewing and approving compensation of directors; (v) making recommendations to the Board  with respect to executive compensation program and incentive compensation plans and equity based plans of the Company; (vi) administering the Company’s option plans; and (vii) reviewing its own performance and charter on an annual basis.

Corporate Governance and Nominating Committee

The Board had a Corporate Governance and Nominating Committee that was chaired by Mr. Laverdure and included Mr. Kron.  Mr. Mitchell was a member of the Corporate Governance and Nominating Committee until his resignation as a director of the Company.  The Board terminated the charter of the Corporate Governance and Nominating Committee at a meeting held on 23rd March, 2005, after determining that, as a “Controlled Company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5), it was exempt from the requirement of maintaining the committee.  Instead, the Company will rely on applicable Hong Kong law regarding the nomination of directors.  The Corporate Governance and Nominating Committee did not hold any meetings during its term.

Any Member duly qualified to attend and vote at the relevant general meeting may give notice in writing to the Company of his intention to propose a person for election as a director of the Company.  Such notice must be signed by such Member and given not less than 3 nor more than 21 days before such meeting, together with a notice in writing signed by any such person of his willingness to be elected.  Such notice should also provide the name, shareholdings in the Company and contact information of the Member making the nomination, the candidate’s name, address and other contact information, any direct or indirect shareholdings in the Company of the candidate, any information required to be disclosed about directors under applicable securities laws and/or Nasdaq Marketplace Rules, information regarding related party transactions with the Company and/or the Member submitting the nomination, any actual or potential conflicts of interest, the candidate’s biographical data, current public and private company affiliations, employment history and qualifications and status as “independent” under applicable securities laws and/or the Nasdaq Marketplace Rules.

Shareholder Communications Policy

Any Member who desires to communicate directly with the Board may do so by mail addressed to any individual director, a group of directors, the Board or any Committee by either name or title at c/o Grand Toys International Limited, Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RE-ELECT MESSRS. HU AND BIER AS DIRECTORS AND ELECT MR. FREMED AS A NEW DIRECTOR TO FILL CERTAIN OF THE VACANCIES ARISING AT THE MEETING.

4

APPROVAL OF PAYMENT OF DIRECTORS’ FEES AND OPTION GRANT

(PROPOSAL 3)

At a meeting of the directors held on 13th August, 2004, the Board authorized the payment to each director of an annual director’s fee of US$25,000, payable quarterly in advance on the first day of each of January, April, July and October.  At a meeting of the Board held on 25th October, 2004, the directors formed a special committee (the “Special Committee”) consisting of Messrs. Kron, Mitchell and Laverdure in anticipation of certain potential transactions with Cornerstone, Centralink and Mr. Jeff Hsieh Cheng, the ultimate beneficial owner of Cornerstone, more particularly discussed under Proposal 5 below.  At a subsequent meeting held on 5th November, 2005, the Board authorized the payment of a fee of US$20,000 to each of the members of the Special Committee.

In addition, subject to approval of the Grand Toys International Limited 2004 Stock Option Plan more particularly discussed under Proposal 8 below, each director who is an employee of the Company automatically receives quarterly grants of options to purchase 1,250 Grand ADSs at an exercise price equal to the average trading price of Grand ADSs on the date of grant; and each director who is not an employee of the Company receives quarterly grants of options to purchase 6,250 Grand ADSs at an exercise price equal to the average trading price of Grand ADSs on the date of grant.  The option grants will be retroactive to 13th August, 2004 if approved by the Members.

Finally, as 1st September, 2004,  Mr. Bier assumed the additional role of Deputy Executive Director of the Company.  This role significantly expanded Mr. Bier’s day to day involvement with the Company.  In consideration for this expanded role, Mr. Bier entered into an Amended and Restated Consulting Agreement under which Mr. Bier’s annual compensation was increased and, subject to approval by the Members at the Meeting, he was granted options to purchase an additional 100,000 Grand ADSs at a price of US$2.20 per Grand ADS, which represented the last sale price of the Grand ADSs on Nasdaq on 31st August, 2004.  All such options shall be immediately vested and exercisable subject to Member approval.  The Amended and Restated Consulting Agreement was unanimously approved by the Company’s Compensation Committee.

Notwithstanding Board and Compensation Committee approval of Mr. Bier’s Amended and Restated Consulting Agreement, the Grand ADSs are listed on the Nasdaq SmallCap Market and, as a result, the Company is subject to the Nasdaq Marketplace Rules.  Nasdaq Marketplace Rule 4350(i)(1)(A) requires the Company to seek Members’ approval of any equity compensation arrangement made pursuant to which stock may be acquired by officers, directors, employees, or consultants, as is the case for the options granted to Mr. Bier under the Amended and Restated Consulting Agreement.  Member approval under the Nasdaq Marketplace Rules requires the vote of a simple majority of the shares present at any meeting and entitled to vote.

A vote in favor of Proposal 3 will ratify the payments made to the directors during the year ended 31st December, 2004, the additional options granted to Mr. Bier under his Amended and Restated Consulting Agreement and, subject to approval of Proposal 8, the grant of options to the directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE FEES PAID TO THE DIRECTORS IN 2004

5

APPOINTMENT OF AUDITORS

(PROPOSAL 4)

The Board, on the recommendation of the Audit Committee, recommends that the Members appoint Deloitte Touche Tohmatsu as independent public accountants of the Company to audit and report on the consolidated financial statements of the Company for the fiscal year ending 31st December, 2005.  Deloitte Touche Tohmatsu has acted as independent public accountant for the Company since 16th August, 2004.  In addition to ratifying the appointment of Deloitte Touche Tohmatsu, Members would authorise the Audit Committee to fix the remuneration of Deloitte Touche Tohmatsu for their services in 2005.

Principal Accountant Fees and Services

Audit Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for the audit of the Company’s annual financial statements and services provided in connection with statutory or regulatory filings or engagements were US$200,000 in the fiscal year ended 31st December, 2004.

Audit-Related Fees.  There were no fees billed by Deloitte Touche Tohmatsu for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements for the fiscal year ended 31st December, 2004.

Tax Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for professional services rendered for tax compliance, tax advice and tax planning were US$26,000 for the fiscal year ended 31st December, 2004.  The nature of the services performed for these fees was tax planning and advice.

All Other Fees.  There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal year ended 31st December, 2004.

Audit Committee Pre-Approval Policy

The Audit Committee has established policies and procedures regarding pre-approval of all services provided by independent auditors.  It is the policy of the Company that all services provided by the independent auditors shall be pre-approved by the Audit Committee and that the Company only engage the independent auditors to perform permissible non-audit services proscribed by law or regulation.  Pre-approval must be detailed as to the particular services to be provided.  The Audit Committee may give pre-approval of audit and permitted non-audit services at any time up to one year before the commencement of such services.  The Chairman of the Audit Committee shall have, and the Audit Committee may delegate to any other member of the Audit Committee, the authority to grant pre-approval of permitted non-audit services between Audit Committee meetings, in which case, such decisions shall be presented to the full Audit Committee at its next scheduled meeting.

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPOINT DELOITTE TOUCHE TOHMATSU AS INDEPENDENT AUDITORS OF THE COMPANY FROM THE CONCLUSION OF THE MEETING UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION.

6

ISSUANCE OF PREFERENCE SHARES AND GRAND ADSs ISSUABLE UPON CONVERSION OF THE PREFERENCE SHARES

(PROPOSAL 5)

Introduction

As of the close of business on 28th February, 2005, pursuant to an Asset Purchase Agreement by and among the Company, IPI Acquisition Corp. (“Acquisition”), International Playthings, Inc. (“IPI”), Cambitoys LLC (“Cambitoys” and collectively with IPI, the “Sellers”) and the stockholders of IPI (the “Purchase Agreement”), Acquisition acquired substantially all the assets and certain of the liabilities of the Sellers (the “IPI Acquisition”).  The amount paid at the closing, which is subject to future adjustment based upon the audited financial statements of IPI, was US$8,861,740, of which US$7,261,740 was paid in cash and US$1,600,000 was paid by the issuance of 582,730 Grand ADSs (the “Share Consideration”).

In order to fund the cash portion of the purchase price for the IPI Acquisition and to provide ongoing working capital for Acquisition, pursuant to a Subscription Agreement, dated 28th February, 2005, by and between the Company and Centralink, the beneficial owner of a majority of the outstanding share capital of the Company (the “Subscription Agreement”), the Company issued and sold to Centralink an Exchangeable Note in the principal amount of US$7,675,000 (the “Exchangeable Note”) for which the Company received cash proceeds of US$7,400,000.  The Subscription Agreement is attached to this Proxy Statement as Annex C.  The Exchangeable Note was sold at a US$275,000 discount in order to compensate Mr. Hsieh, the ultimate beneficial owner of Centralink, for providing the Sellers with the option to require Mr. Hsieh to purchase the Share Consideration after the first anniversary of the closing of the IPI Acquisition.  Such option was an essential condition to the Sellers’ willingness  to consummate the IPI Acquisition.

The Exchangeable Note is exchangeable for 2,000,000 Preference Shares subject to approval by Members of this Proposal 5.  The Company is now seeking such approval.  In addition, the Preference Shares will be convertible into 2,804,600 Ordinary Shares which will be represented by an equivalent number of Grand ADSs.  The Share Consideration paid to the Sellers pursuant to the Purchase Agreement, together with the Grand ADSs issuable upon conversion of the Preference Shares into Ordinary Shares, will exceed 20% of the Grand ADSs currently outstanding.  In accordance with Nasdaq Marketplace Rule 4350(i)(1)(c)(ii), the Company is therefore also seeking approval by the Members of the issuance of the Grand ADSs upon conversion of the Preference Shares into Ordinary Shares.  Pursuant to the terms of the Subscription Agreement, Centralink has agreed to vote its shares in favor of this Proposal 5.  This sale of the Exchangeable Note, the issuance of the Preference Shares upon the exchange of the Exchangeable Note and the Grand ADSs issuable upon conversion of the Preference Shares into Ordinary Shares are collectively referred to as the “Centralink Transaction”.

Background

In the spring of 2004, Cornerstone began discussions with the Sellers about the possible acquisition of the business and assets of the Sellers.  For over 38 years, the Sellers have distributed toys primarily to the consumer specialty markets in the United States and Canada.  On the completion of the IPI Acquisition, the Sellers distributed over 600 toys in a broad age range, from infants to teenagers.  The Sellers’ mission was to develop and distribute innovative and entertaining products with integrity, superior play value and child developmental qualities. The Sellers’ product offerings include puzzles, games, infant and preschool toys, dolls and girls’ products, educational toys, and activity toys.

During the summer of 2004, Cornerstone and its representatives determined that the Sellers’ distribution business was complementary with the existing distribution business conducted by one of the Company’s subsidiaries, Grand Toys Ltd.  Accordingly, it was decided by representatives of the Company and Cornerstone that the acquisition of the business of the Sellers would be most advantageous if it were completed by the Company.  Throughout the summer and early fall of 2004, representatives of the Company conducted due diligence on the Sellers and engaged in discussions with the Sellers regarding the terms of the IPI Acquisition.  These discussions culminated with the execution of a letter of intent to acquire the assets of the Sellers on 12th October, 2004.

Between 12th October, 2004 and 28th February, 2005, the Company and the Sellers continued to negotiate the definitive terms of the proposed IPI Acquisition.

Beginning in the early fall of 2004, representatives of the Company and Cornerstone began substantive discussions regarding the potential contribution of certain assets of Cornerstone to the Company.  As discussed in the Company’s proxy statement/prospectus dated 29th July, 2004, Cornerstone believed that certain of its subsidiaries had businesses and personnel that would complement and enhance the prospective business and organization of the Company.  In late September and early October, 2004, representatives of Cornerstone and the Company discussed the assets to be contributed and a timeline for completing the transactions by the end of 2005.

The discussions between the Company and Cornerstone’s representatives also involved the potential financing of the IPI Acquisition and the potential financing of Zizzle LLC, a proposed joint venture between the Company and Roger Shiffman (“Zizzle”).  Although the Company received cash proceeds of US$8,700,000 from Centralink on 16th August, 2004 as part of the reorganization merger of the Company and the related acquisition by the Company of Playwell International, Limited, these cash proceeds were targeted for working capital purposes.  Using these funds to pay the cash portion of the purchase price for the IPI Acquisition would have left the Company without adequate working capital.  Accordingly, the Company required additional financing in order to complete the IPI Acquisition and to proceed with the Zizzle transaction.  If the Company could complete the contribution of the Cornerstone assets before the closing of the IPI Acquisition, the Company’s management believed that the Company would have had the capital resources to complete the IPI Acquisition and the Zizzle transaction without the need for additional financing.  If the Cornerstone transaction could not be completed, Mr. Hsieh indicated that he was prepared to provide the financing required by the Company to complete the IPI Acquisition and the Zizzle transaction.

On 23rd October, 2004, the Company received a written non-binding proposal from Cornerstone pursuant to which Cornerstone proposed to transfer a significant portion of its business and assets to the Company in exchange for convertible preference shares (the “Proposed Cornerstone Transaction”) which would result in Cornerstone and its affiliates, including Centralink, beneficially owning, after the transaction, approximately 96% of the Company’s outstanding issued share capital.  No details were given in the 23rd October, 2004 letter regarding the basis of valuation of such business and assets, although the financing of the IPI Acquisition and the financing of the Zizzle transaction appeared to be included in the percentage ownership of the Company by Cornerstone and its affiliates outlined in the 23rd October, 2004 letter.

Cornerstone, by virtue of its ownership of Centralink, beneficially owns a majority of the Company’s outstanding issued share capital.  Mr. Hsieh, in turn, beneficially owns all of Cornerstone’s outstanding capital stock.  On 25th October, 2004, by unanimous approval of the Board the Special Committee was formed.  The Special Committee, composed of Messrs. Kron, Mitchell and Laverdure, the Company’s three independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15), was requested and authorized by the Board to consider whether and on what terms the Company should enter into the Proposed Cornerstone Transaction, the potential financing for the IPI Acquisition and the potential financing for the Zizzle transaction, participate in the negotiation of the terms of those transactions and, if the Special Committee so determined, recommend to the Board that the Board approve the definitive documentation with respect to any such transactions, and consider, explore and negotiate alternative transactions with potentially more favorable terms for the Company.  Mr. Kron was appointed chairman of the Special Committee.

On 12th November, 2004, after interviewing several law firms, the Special Committee retained Kaye Scholer LLP (“Kaye Scholer”) to act as its legal counsel.  Kaye Scholer has no other relationship with the Company.

On 18th November, 2004, a meeting was held in New York at the offices of Katten Muchin Zavis Rosenman, the Company’s United States legal counsel (“KMZR”).  Present at the meeting were representatives of Dorsey & Whitney, Cornerstone’s, Centralink’s and Mr. Hsieh’s legal counsel; representatives of Akin Bay Company LLC, Cornerstone’s financial advisor (“Akin Bay”); Mr.. Kron, as representative of the Special Committee; representatives of Kaye Scholer; Elliot L. Bier, Vice Chairman and Deputy Chief Executive Officer of the Company, and David J. Fremed, Chief Financial Officer of the Company; representatives of Peter J. Solomon Company, L.P., the Special Committee’s financial advisor which is independent of the Company (“PJSC”); representatives of Kirkland & Ellis LLP, PJSC’s legal counsel; and representatives of KMZR.  The primary focus of the meeting was to discuss the terms of the Proposed Cornerstone Transaction, although the IPI Acquisition, the proposed financing of the IPI Acquisition and the Zizzle transaction and proposed financing therefor were also discussed in general terms.

After the 18th November, 2004 meeting, no further substantive discussions were held regarding the Proposed Cornerstone Transaction as the parties focused their efforts on the financing of the proposed IPI Acquisition and the financing for the proposed Zizzle transaction.  With respect to the Zizzle transaction, although the Company and Cornerstone engaged in extensive negotiations with respect to the terms of financing proposed to be provided by Cornerstone to the Company for the Zizzle transaction, Cornerstone, the Company and the Special Committee were unable to reach an agreement as to its terms, and Cornerstone itself is negotiating the Zizzle transaction independent of the Company.

On 30th November, 2004, the Special Committee and PJSC entered into an engagement letter to formalize the retention of PJSC as the Special Committee’s financial advisor in connection with, and to assist it in negotiating, the proposed business combination transactions or financing transactions.

On 6th December, 2004, a meeting was held at the offices of Dorsey & Whitney in New York.  Present at the meeting were representatives of Dorsey & Whitney; representatives of Akin Bay; Thomas J. Mitchell, as representative of the Special Committee; Mr. Bier, Vice Chairman and Deputy Chief Executive Officer of the Company, representatives of PJSC; representatives of Kaye Scholer; and representatives of KMZR.  The primary purpose of the December 6 meeting was to discuss the terms upon which Mr. Hsieh would be willing, directly or indirectly, to finance the proposed IPI Acquisition and the proposed Zizzle joint venture.  At the meeting, representatives of Akin Bay set forth preliminary financial terms on which Mr. Hsieh would be prepared to proceed with the financings.

On 9th December, 2004, representatives of Cornerstone presented to the Special Committee a term sheet containing its initial proposal of terms for the financing of the IPI Acquisition.  Between 9th December, 2004 and 31st January, 2005, Cornerstone and its representatives, the Company and its representatives, including the members of the Special Committee and its counsel and PJSC, negotiated the terms of the financing for the IPI Acquisition.  On or about 31st January, 2005, the Company and Cornerstone agreed in principle as to the material terms upon which Centralink would provide such financing.

On 4th February, 2005, representatives of Cornerstone presented the Company and the Special Committee with a draft of the Subscription Agreement, which included the terms upon which the Exchangeable Note would be exchangeable for the Preference Shares.  Between 5th February, 2005 and 24th February, 2005, representatives of Cornerstone, the Company and the Special Committee negotiated the terms of the Subscription Agreement.  On or about 24th February, 2005, the Company and Cornerstone agreed in principle the terms of the Subscription Agreement pursuant to which the Exchangeable Note and the Preference Shares would be issued.

The Special Committee held nine meetings to review and deliberate regarding the terms of the financing proposed to be provided by Centralink to the Company in connection with the IPI Acquisition and the status of negotiations, proposals and counterproposals relating thereto.  Representatives of Kaye Scholer and PJSC attended and participated in several of these meetings.  At these meetings, the Special Committee considered all of the terms of the financing proposed to be provided by Centralink to the Company for the IPI Acquisition (including the dilutive effects and the economic terms of the equity component of the transaction, the corporate governance implications and the costs associated therewith), the documents relating thereto, the terms of the IPI Acquisition, the financial and operating position and prospects of the Company (on a stand-alone basis and on a basis giving effect to the IPI Acquisition and the proposed Centralink financing), reviewed financial models and projections  prepared by Akin Bay and the Company and heard presentations by Company management regarding the IPI Acquisition and the proposed Centralink financing (including the importance of the IPI Acquisition to the Company).   Members of the Special Committee and certain of its representatives participated in meetings with representatives of the Company and Centralink regarding the terms of the financing for the IPI Acquisition as well as negotiations of the terms of the financing for the IPI Acquisition, and rejected and required modification of several proposals made by Centralink before ultimately reaching an agreement as to the terms of a transaction that the Special Committee was capable of recommending to the Board.

At these meetings, the Special Committee considered, among other things, the terms of the Centralink financing proposals, possible alternatives for financing the IPI Acquisition, including the feasibility of obtaining the same, and the benefits and risks of the IPI Acquisition and the proposed related financing.  Representatives of PJSC reviewed with the Special Committee various financial information regarding the Company, the IPI Acquisition and the proposed Centralink financing.  Further, the Special Committee, both at meetings and independently, reviewed with Kaye Scholer its fiduciary obligations and responsibilities, the terms of the IPI Acquisition and various draft documents and the final documents for the proposed financing with respect to the IPI Acquisition.

During the week of 21st February, 2005, the Special Committee received substantially completed documentation relating to the proposed financing.  On 28th February, 2005, the Special Committee met with representatives of both Kaye Scholer and PJSC.  Kaye Scholer reviewed with the Special Committee its role and duties as well as a summary of the terms of the proposed financing.  PJSC then rendered to the Special Committee an oral opinion, subsequently confirmed by a written opinion dated as of 28th February, 2005, that as of such date and based upon and subject to the various assumptions made, matters considered and limitations described in its opinion, the issuance of the Exchangeable Note in the Financing Transaction contemplated by the Subscription Agreement was fair from a financial point of view to the Company.  The Special Committee, after considering the opinion of PJSC and PJSC’s related analysis and other factors it deemed relevant, including the economic terms of the proposed Centralink financing, the feasibility of possible alternatives to the proposed Centralink financing, the benefits and risks of the IPI Acquisition and the proposed Centralink financing, the Company’s recent financial and operating performance, prospects and projected financials, the other terms of the proposed Centralink financing, the arm’s-length negotiations among the Company, the Special Committee and Centralink regarding the proposed Centralink financing, general economic factors and specific factors relating to the toy industry, and the risks and possible negatives of incurring the financing (including the costs thereof, the restrictions imposed thereby and the change in the size and composition of the Board contemplated thereby (as described herein)), then adopted resolutions recommending that the Board authorize the Exchangeable Note, the Subscription Agreement and, subject to the approval of the Members at the Meeting, the issuance of the Preference Shares upon exchange of the Exchangeable Note and the issuance of the Ordinary Shares/Grand ADSs upon conversion of the Preference Shares.

At a meeting of the entire Board held later on 28th February, 2005, the Board received the recommendation of the Special Committee and approved the IPI Acquisition, the terms of the Subscription Agreement and the issuance of the Exchangeable Note and, subject to approval by Members at the Meeting, the issuance of the Preference Shares upon the exchange of the Exchangeable Note and the issuance of the Ordinary Shares/Grand ADSs upon conversion of the Preference Shares.  The IPI Acquisition and the issuance of the Exchangeable Note were completed on 1st March, 2005.

The Subscription Agreement and the Exchangeable Note

The following summary highlights the material terms of the Subscription Agreement and the terms of the Exchangeable Note and the Preference Shares.  This discussion is a summary only and is qualified in its entirety by reference to the Subscription Agreement with is attached as Annex C to this proxy statement. The Subscription Agreement has been included to provide you with information regarding its terms.  It is not intended to provide any other factual information about the Company.  Such information can be found in filings that the Company makes with the US Securities and Exchange Commission, which are available without charge at www.sec.gov.

The Subscription Agreement contains representations and warranties that the Company and Centralink made to each other.  The assertions embodied in those representations and warranties are qualified by information in disclosure schedules that the Company delivered to Centralink in connection with the signing of the Subscription Agreement.  While the Company believes that the schedules contain information which the Company has previously publicly disclosed, the schedules do contain information that modifies, qualifies and creates exceptions to the Company’s representations and warranties.  Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in part by the schedules, and, in any event, these facts may have changed since the date of the Subscription Agreement.

Pursuant to the Subscription Agreement, the Company issued the Exchangeable Note.  The principal  terms of the Exchangeable Note are as follows:

Principal  Amount:

US$7,675,000

Issuance Price:

US$7,400,000

Issuance Discount:

US$275,000, which amount compensates Mr. Hsieh for his agreement to give the Sellers the option to require him to purchase the Share Consideration as described above

Exchange:

The principal amount of the Exchangeable Note is automatically exchangeable for 2,000,000 Preference Shares upon approval by Members at the Meeting of the issuance, and the terms and conditions, of the Preference Shares and, upon conversion, the issuance of Ordinary Shares to be represented by Grand ADSs

Interest Rate:

15% per annum; 20% following an event of default

Interest Payment:

Accrued interest is due on the maturity date or the date that the Exchangeable Note is exchanged for Preference Shares; provided that in lieu of cash payment of accrued interest, with the agreement of Centralink, the Company may pay the accrued interest by issuing Ordinary Shares and causing the Depositary to issue a number of Grand ADSs determined by dividing the amount of the accrued interest by the average closing price of Grand ADSs on the Nasdaq SmallCap Market for the forty (40) consecutive trading days immediately prior to such issuance

Maturity Date:

The earlier of (i) sixty (60) days after issuance of the Exchangeable Note; or as soon as practicable but in no event later than ten (10) days after the date of approval by Members at the Meeting of the issuance, and the terms and conditions, of the Preference Shares

Events of Default:

Customary default terms, including default if the Meeting is not held before 15th April, 2005 or Members fail to approve the issuance, and the terms and conditions, of the Preference Shares and, upon conversion, the issuance of Ordinary Shares to be represented by Grand ADSs at the Meeting

In addition to customary representations and warranties, under the terms of the Subscription Agreement, the Company has agreed to take, or recommend that the Members take, the following actions in connection with the issuance of the Exchangeable Note:

•

To provide for an increase in the maximum size of the Board from no more than five (5) persons to no more than ten (10) persons as further explained in Proposal 9 below;

•

To amend Articles 94 and 95 of the Articles to require that all directors retire from office at each annual general meeting of the Company as further explained in Proposal 7 below;

•

To nominate for election as directors of the Company five (5) persons acceptable to Centralink and, subject to approval by the Members of Proposal 9 below, to nominate for election as directors of the Company five (5) additional persons acceptable to Centralink;

•

To provide evidence prior to the Meeting of the termination of that certain Shareholders’ Agreement dated August 16, 2004 by and among Centralink, the Company and certain individuals; and

•

To hold the Meeting no later than 15th April, 2005.

The Preference Shares

If Members approve the issuance of the Preference Shares, the Exchangeable Note will be exchanged for 2,000,000 Preference Shares.  The principal terms of the Preference Shares are as follows:

Dividend:

Cumulative dividends of ten and one-half percent (10.5) per annum

Dividend Payment:

Semi-annual on each of 30th June and 31st December, subject to limitations imposed by law

Voluntary Conversion:

Holders of the Preference Shares shall have the right to convert the Preference Shares at any time into Ordinary Shares which will be represented by an equivalent number of Grand ADSs.  The conversion rate will be 1.4023 Ordinary Shares/Grand ADSs for each Preference Share converted (the “Conversion Rate”), or 2,804,600 Ordinary Shares/Grand ADSs in the aggregate.  The conversion rate was based upon a conversion price of US$2.7365 per Preference Share (the “Conversion Price”), which Conversion Price equaled the average closing price of Grand ADSs for the 40 consecutive trading days ending on 28th February, 2005.

Upon the conversion of the Preference Shares, the Company is required to pay all accrued and unpaid dividends on the Preference Shares converted; provided, however, that in lieu of paying cash dividends, the Company shall have the right to satisfy the accrued dividends by issuing such number of Ordinary Shares, to be represented by Grand ADSs, determined by dividing the amount of the accrued dividends by the average closing price of Grand ADSs on the Nasdaq SmallCap market for the forty (40) consecutive trading days immediately prior to the conversion of the Preference Shares.

Conversion by the

Company:

The Company has the right to require the conversion of the Preference Shares if (i)  Grand ADSs have traded at 105% of the Conversion Price, or US$2.8733 per Grand ADS, for at least 45 days prior to the date the Company determines to require conversion and (ii) the Company shall have paid aggregate dividends on the Preference Shares of not less than US$767,500; provided, however, that the requirement in clause (i) shall no longer apply after the occurrence of a public offering by the Company resulting in proceeds of not less than US$50,000,000.

Liquidation Preference:

Upon a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Preference Shares will have liquidation rights preferential to those of holders of Ordinary Shares.  Upon a liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to the Members shall be applied:

•

first, to pay the Preference Shareholder(s) an amount equal to US$3.8375 per Preference Share, and if the assets of the Company are insufficient to pay such amount, then pro rata to the holders of the Preference Shares;

•

second, to pay all arrears and accruals of dividends on the Preference Shares; and

•

third, to pay the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.

Preemptive Rights:

As long as there are more than 100,000 Preference Shares outstanding, holders of the Preference Shares will have preemptive rights with regard to any future issuance of securities of the Company on the same price and other terms and conditions of such issuances, other than the issue of Ordinary Shares, or of Grand ADSs representing the same, upon the exercise of currently outstanding options or the grant of options pursuant to any employee share option scheme in force at any time.

Voting Rights:

2,000,000 Preference Shares will entitle the holder(s) thereof to an aggregate of 2,804,600 votes on a poll.

Registration Rights:

The holders of the Preference Shares will be entitled to demand registration of the Grand ADSs issuable upon conversion of the Preference Shares into Ordinary Shares on five (5) occasions and unlimited piggyback rights.

Disadvantages of the issuance of the Preference Shares

Before giving any voting instructions to the Depositary, holders of Grand ADSs should consider the following disadvantages of issuance of the Preference Shares:

•

The Company will be required to pay cash dividends on the Preference Shares which may divert funds from other corporate purposes.

•

As of 28th March, 2005, Centralink beneficially owned 10,924,187 of the outstanding Grand ADSs and is entitled to give the Depositary voting instructions in respect of the same number of Ordinary Shares.  Since the Preference Shares carry voting rights equivalent to those attached to the Ordinary Shares into which they are convertible, Centralink will own an even greater percentage of the Company’s voting securities than it already owns, and thereby have an even greater influence over actions affecting the Company.

•

As a result of the issuance of the Preference Shares and the conversion of the Preference Shares into additional Ordinary Shares/Grand ADSs, the percentage ownership of all outstanding Grand ADSs held by persons other than Centralink will be diluted substantially.

•

Upon a liquidation of the Company, as a holder of Preference Shares, Centralink will receive the amount credited as paid up thereon and any accrued but unpaid dividends before any holder of Ordinary Shares/Grand ADSs receives any amount.

•

The existence of the special rights attached to the Preference Shares and Centralink’s increased level of ownership may make it more difficult for the Company to enter into other transactions, including mergers, acquisitions or changes of control.

•

The Company may, in the future, be required to file a registration statement covering the offer and sale by Centralink of the Ordinary Shares/Grand ADSs issuable upon conversion of the Preference Shares.  Any sales pursuant to such a registration statement could impair the Company’s ability to raise needed capital by depressing the price at which the Company could issue further securities.

Consequences of the failure to issue the Preference Shares

Before giving voting instructions on Proposal 5, each holder of Grand ADSs should consider the fact that in, the absence of Members’ approval of the issuance of the Preference Shares, the Exchangeable Note will become almost immediately due and repayable and the interest rate will increase from 15% to 20% during the period in which the Company is in default.  The Company does not currently have the resources to repay the principal amount of the Exchangeable Note and accrued interest thereon.  It is uncertain whether alternative means to refinance the Exchangeable Note will be available, or even if available, whether alternative financing will be available on commercially reasonable terms.

The Special Committee considered these disadvantages and consequences in connection with its determination to recommend that the Board approve of the terms of the financing for the IPI Transaction provided by Centralink and the Board was aware of these disadvantages and the consequences at the time it approved the issuance of the Preference Shares.

Nasdaq requirements for Member approval

The Company is required to seek Members’ approval of the issuance of the Preference Shares, among other things, in order to ensure compliance with Nasdaq Marketplace Rule 4350.  Nasdaq Marketplace Rule 4350(i)(1)(C)(ii) requires Members’ approval in connection with an acquisition transaction involving the issuance of securities where the amount of stock being issued is equal to 20% or more of the issuer’s shares outstanding before such issuance.

If the Members approve the issuance of the Preference Shares, they will also be approving the issuance of the Ordinary Shares/Grand ADSs issuable upon conversion of the Preference Shares.  The Ordinary Shares/Grand ADSs issuable upon the conversion of the Preference Shares, together with the Share Consideration issued to the Sellers in the IPI Acquisition, would result in the issuance by the Company of Ordinary Shares/Grand ADSs equal to or greater than 20% of the Ordinary Shares/Grand ADSs outstanding prior to the IPI Acquisition.

Shareholder approval under the Nasdaq Marketplace Rules requires the vote of a simple majority of the shares present at any meeting and entitled to vote.  However, Hong Kong law requires the approval of three-fourths of the votes cast at the meeting.  Centralink has agreed to cause the Ordinary Shares beneficially owned by it to be voted in favor of Proposal 5.  Since Centralink beneficially owns approximately 68% of the Company’s outstanding Ordinary Shares, Proposal 5 will be approved if the beneficial owners of approximately 7% of remaining Ordinary Shares vote in favor of Proposal 5.

Opinion of Peter J. Solomon Company, L.P.

Due to the related party nature of the Centralink Transaction, the Special Committee was formed to evaluate, assist in the negotiation of, and make a recommendation to the Board on whether to approve, the Centralink Transaction.  In addition, the Special Committee engaged PJSC to act as its financial advisor in connection with the financing transaction contemplated by the Subscription Agreement (the “Financing Transaction”), among other transactions.  On 28th February, 2005, PJSC rendered its oral opinion telephonically to the Special Committee, which opinion was confirmed by delivery to the Special Committee of a written opinion to the effect that, based on and subject to various considerations set forth in such opinion, as of 28th February, 2005, the issuance of the Exchangeable Note in the Financing Transaction was fair from a financial point of view to the Company.

The full text of PJSC’s opinion, which sets forth assumptions made, procedures followed, matters considered, limitations on and scope of the review by PJSC in rendering PJSC’s opinion, is attached to this Proxy Statement as Annex D and is incorporated by reference into this Proxy Statement.  PJSC’s opinion was directed only to the fairness of the Financing Transaction from a financial point of view, was provided to the Special Committee in connection with its evaluation of the Financing Transaction, did not address any other aspect of the Financing Transaction and did not, and does not, constitute a recommendation to the Special Committee as to whether or not the Special Committee should recommend to the Board that the Company enter into the Financing Transaction or the IPI Acquisition or to any Member as to how any Member should vote or act on any matter relating to the Financing Transaction, the issuance of any securities contemplated to be issued in connection with the Financing Transaction or the IPI Acquisition.  PJSC was not opining on the fairness of the consideration paid by the Company in, or any other terms and conditions of, the transactions contemplated by the IPI Purchase Agreement or any other agreements contemplated thereby.  The summary of PJSC’s opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of such opinion.  Members of the Company are urged to read PJSC’s opinion carefully and in its entirety.  PJSC has consented to the use of PJSC’s opinion in this Proxy Statement.

Description of the Financing Transaction reviewed by Peter J. Solomon Company, L.P.

The transaction reviewed by PJSC contemplated that (i) the Company would issue and sell to Centralink an Exchangeable Note in the principal amount of US$7,675,000, for which Centralink would pay US$7,400,000; (ii) the Exchangeable Note would bear interest at a rate of 15% per annum or, upon the occurrence of an event of default contemplated by the Exchangeable Note, 20% per annum; (iii) the Exchangeable Note would be exchangeable under certain conditions for 2,000,000 Preference Shares of the Company; (iv) the Exchangeable Note would mature on the earlier of (x) 60 days from the date of issuance, and (y) the date on which the exchange of the Exchangeable Note into the Preference Shares shall have occurred; (v) each holder of a Preference Share would be entitled to cumulative preferred dividends at a rate of 10.5% per annum; and (vi) each Preference Share would be convertible into such number of Ordinary Shares/Grand ADSs based upon a Conversion Price of US$2.7365 per share, which Conversion Price equaled the average closing price of Grand ADSs for the 40 consecutive trading days ending on 28th February, 2005.

 Scope of Analysis

In conducting the analysis and arriving at its opinion, among other things, PJSC:

•

reviewed certain publicly available financial statements and other information of the Company;

•

reviewed certain internal financial statements and other financial and operating data concerning the Sellers and the Company prepared by the managements of the Sellers and the Company, respectively;

•

reviewed certain financial projections for the Sellers, the Company and the Sellers and the Company on a pro forma basis  prepared by the management of the Company;

•

discussed the past and current operations, financial condition and prospects of the Company with its management;

•

reviewed the reported prices and trading activity of the Grand ADSs;

•

reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Financing Transaction;

•

reviewed the draft Subscription Agreement dated as of 24th February, 2005; and

•

performed such other analyses as PJSC deemed appropriate.

PJSC assumed and relied upon the accuracy and completeness of the information reviewed by PJSC for the purposes of this opinion, and PJSC did not assume any responsibility for independent verification of such information and relied on such information being complete and correct.  With respect to the financial projections, PJSC also assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the Sellers, respectively.  PJSC did not take into account the effect of potential acquisitions or business combinations other than the IPI Acquisition.  PJSC did not assume any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company or the Sellers, nor was PJSC furnished with any such valuation or appraisal.  Furthermore, PJSC did not consider any tax effects of the IPI Acquisition on any person or entity.  PJSC did not conduct a physical inspection of the facilities or property of the Company or the Sellers.

PJSC assumed that the final form of the Subscription Agreement would be substantially the same as the last draft reviewed by PJSC.   PJSC also assumed that all representations and warranties set forth in each of the Subscription Agreement and the IPI Purchase Agreement were true and correct, that the conditions to the consummation of the transactions contemplated by each of the Subscription Agreement and the IPI Purchase Agreement would be satisfied or waived by each party to each agreement, that all parties to the Subscription Agreement would comply with all covenants of such party thereunder and the agreements contemplated thereby, that the events that may give rise to an event of default under the Exchangeable Note would not occur, that all interest accruing on the Exchangeable Note would be paid in cash and that the exchange of the Exchangeable Note into the Preference Shares would occur on the maturity date of the Exchangeable Note.

PJSC’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to PJSC as of, 25th February, 2005.  In particular, PJSC did not express any opinion as to the prices at which Grand ADSs may trade at any future time.  Furthermore, PJSC’s opinion did not address the Company’s underlying business decision to undertake the IPI Acquisition or the Financing Transaction.

In arriving at PJSC’s opinion, PJSC was not authorized to solicit, and did not solicit, interest from any party with respect to any alternative financing transactions available the Company.  No limitations were imposed by the Board upon PJSC with respect to investigations made or procedures followed by PJSC in rendering PJSC’s opinion.

Miscellaneous

In arriving at PJSC’s opinion, PJSC performed a variety of financial analyses presented to the Board.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description.  In arriving at its opinion, PJSC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor.  Accordingly, PJSC believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all such analyses, could create an incomplete view of the process underlying PJSC’s opinion.

In performing its analyses, PJSC relied on numerous assumptions made by the management of the Company and made numerous judgments of its own with regard to current and future industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company.  Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.  The analyses performed by PJSC are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.  Such analyses were prepared solely as a part of PJSC’s analysis of the fairness from a financial point of view of the terms of the issuance of the Exchangeable Note in the  Financing Transaction and were provided to the Special Committee in connection with the delivery of PJSC’s opinion.  The analyses did not purport to be appraisals or necessarily reflect the prices at which securities might actually be sold, which are inherently subject to uncertainty.  Because such analyses are inherently subject to uncertainty, neither the Company, the Special Committee, PJSC nor any other person assumes responsibility for their accuracy.  With regard to the comparable public company analysis and the comparable transactions analysis described in PJSC’s presentation to the Special Committee, PJSC selected comparable public companies on the basis of various factors for reference purposes only; however, no public company or transaction utilized as a comparison is fully comparable to the Company or the Financing Transaction.  Accordingly, an analysis of the foregoing was not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies and transactions to which the Company and the Financing Transaction were being compared.  PJSC did not recommend any specific terms of the Financing Transaction to the Special Committee or the Board.  In addition, as described elsewhere in this Proxy Statement, PJSC’s opinion was one of many factors taken into consideration by the Special Committee in evaluating the Financing Transaction.  Consequently, the PJSC analyses described above should not be viewed as determinative of the opinion of the Special Committee, the Board or the Company’s management with respect to the Financing Transaction.

As part of its investment banking activities, PJSC is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate or other purposes.  The Special Committee selected PJSC to deliver an opinion with respect to the terms of the Financing Transaction on the basis of such experience.

Under the terms of its engagement with the Special Committee, PJSC received a fee of US$300,000 for its financial advisory services, all of which was payable upon the delivery of PJSC’s opinion.  In addition, the Company has agreed to reimburse PJSC for its out-of-pocket expenses, including fees and disbursements of its counsel, incurred in connection with its engagement and to indemnify PJSC and certain related persons against liabilities and expenses, including liabilities under the federal securities laws, relating to or arising out of its engagement as financial advisor to the Special Committee.

PJSC has not received compensation during the last two years for providing investment banking services to the Company.  However, PJSC has also agreed to act as financial advisor to the Special Committee in connection with one or more potential transactions involving the Company and expects to receive a fee for its services in connection with those transactions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO AUTHORIZE THE COMPANY TO ISSUE THE PREFERENCE  SHARES.

7

ISSUANCE OF ORDINARY SHARES

(PROPOSAL 6)

Pursuant to the Company’s Articles, the share capital of the Company is divided into 100,000,000 shares and the Company has power to issue any part of its capital with or without preference, priority or special privileges.  As of 28th March, 2005, of the 100,000,000 shares presently authorized, 16,172,262 shares and two non-voting deferred shares were issued and outstanding.

Under Hong Kong law, the Board is not permitted to issue shares without the approval of the Members.  This is unlike the procedure in the United States where the board of directors of a corporation has the authority to issue shares without shareholder approval.  However, it is customary for the members of a Hong Kong company to grant to the board of directors at each annual general meeting the authority to issue shares so that a company will be free to conduct business in the ordinary course.  For example, if the Members had not given the Board the authority to issue shares prior to the completion of the reorganization merger, the Company would not have been able to complete the IPI Acquisition until the Meeting.  This delay may have impacted on the Sellers’ decision to proceed with the IPI Acquisition.

The Board believes that the passing of an ordinary resolution to renew a general mandate authorizing the Board to exercise during the Relevant Period all the power of the Company to allot and issue all or any of the authorised but unissued Ordinary Shares (as so redesignated subject to approval of Proposal 5 above) to such persons and on such terms and conditions as they think fit is in the best interests of the Company.  “Relevant Period” shall mean the period from the passing of the relevant resolution until the earlier of:

(i)

the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the Articles or the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)  to be held; and

(iii)

the date on which the authority set out in the relevant resolution is revoked or varied by an ordinary resolution of the Members.

The authorization will allow the Company to carry out the Company’s obligations under the Grand Toys International, Inc. Amended and Restated Stock Option Plan, the proposed Grand Toys International Limited 2004 Stock Option Plan (if approved pursuant to Proposal 8 below) and the outstanding options and warrants which have been granted outside of the two option plans.  It will also allow the Company to issue Ordinary Shares for other legitimate business functions, including for the purpose of raising capital or for completing acquisitions.

In deciding whether to approve Proposal 6, Members should consider that authorizing the Board to issue Ordinary Shares during the Relevant Period may be disadvantageous to the Members.  The issuance of Ordinary Shares will dilute the relative interests of the Members.  The Board may also authorize the issuance of Ordinary Shares at an offering price which may be below the then current market price of the Grand ADSs.  In addition, although the Board’s mandate is to make acquisitions which are accretive to the Company, there can be no assurances that an acquisition will perform as management may expect.  By giving the Board discretion to issue Ordinary Shares during the Relevant Period, the Members are, therefore, also relinquishing their right to approve the specific transactions in respect of which Ordinary Shares are issued, except as may otherwise be required by the Nasdaq Marketplace Rules.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RENEW A GENERAL MANDATE AUTHORIZING THE BOARD TO ISSUE ORDINARY SHARES OF THE COMPANY DURING THE RELEVANT PERIOD.

8

APPROVAL OF AMENDMENTS TO

THE ARTICLES OF ASSOCIATION OF THE COMPANY ELIMINATING THE REQUIREMENT OF A STAGGERED BOARD

(PROPOSAL 7)

Articles 94 and 95 of the Articles currently provide that, after the first annual general meeting of the Company (at which time all directors retire from office), at each annual general meeting, one third of the directors (or the number nearest one-third) retire based upon longevity of service or, if directors are appointed on the same day, as determined by lot.  Accordingly, under current Articles 94 and 95, directors would be elected to serve up to a three year term.  In the United States, this arrangement is referred to as a “classified” or “staggered” board.  Under the proposed amendments to Articles 94 and 95, each of the directors who are elected at the Meeting will be elected for a one-year term that will expire at next year’s annual general meeting.

The existence of the staggered board did not originally result from an affirmative decision of the current Board or the Members.  The Company was originally acquired by Grand US in anticipation of the reorganization merger of Grand US and the Company in which Grand US became a subsidiary of the Company.  The provisions of Articles 94 and 95 existed at the time the Company was acquired by Grand US.  Accordingly, the existence of the classified board was not intentional.

As more particularly discussed in Proposal 5 above, the proposal to amend Articles 94 and 95 is required as a condition to the consummation of the Financing Transaction pursuant to the Subscription Agreement.  Notwithstanding the requirements of the Subscription Agreement, the Board believes that Members should have the opportunity to elect or re-elect all directors at each annual general meeting and that elimination of the classified board structure will be an effective way to maintain and enhance the accountability of the Board.

If the Members approve this proposal, the amendments to the Articles will become effective immediately upon approval by the Members at the Meeting.  The text of the amendments to the Articles is set forth in Annex E. attached to this Proxy Statement.

THE BOARD RECOMMENDS A VOTE “FOR” THE AMENDMENTS TO THE ARTICLES TO ELIMINATE THE CLASSIFIED BOARD.

9

APPROVAL OF GRAND TOYS INTERNATIONAL LIMITED 2004 STOCK OPTION PLAN

(PROPOSAL 8)

Grand Toys International Limited 2004 Stock Option Plan (the “Plan”) was adopted, subject to approval of the Members, by the Compensation Committee of the Board on 13th August, 2004.  The Plan was designed to secure the benefit arising from ownership of the Grand ADSs by employees, officers, directors and consultants of the Company and its affiliates who are expected to contribute to the Company’s future growth and to attract and retain services of other persons.  The following summary of certain features of the Plan is qualified in its entirety by reference to the full text of the Plan, which is annexed to this Proxy Statement as Annex F.

Administration

The Plan will be administered by the Board or by a person or a committee appointed by the Board.  The Compensation Committee of the Board has initially been designated by the Board to administer the Plan.  Options granted pursuant to the Plan shall be authorized by action of the Board (or the person or committee appointed by the Board) and may be either incentive stock options ("Incentive Stock Options") intended to meet the requirements of Section 422 of the United States Internal Revenue Code (the “Code”), non-statutory options which are not intended to meet the requirements of Section 422 of the Code ("Non-Qualified Options") or a combination of both.  The Plan authorizes the Board to grant options to purchase an aggregate of 1,558,024 Grand ADSs and issue the Grand ADSs upon exercise of such options in accordance with the Plan.  Ordinary Shares would be issued by the Company to the Depositary immediately prior to each issue of Grand ADSs pursuant to the Plan.  No employee of the Company or an affiliate of the Company may be granted options with respect to purchase more than 300,000 ADSs during any calendar year.

Eligibility and Participation

Options to purchase the Grand ADSs may be granted to persons who are, at the time of grant, employees, officers, directors or consultants of the Company or affiliates of the Company; provided, however, that Incentive Stock Options may only be granted to individuals who are employees of the Company or any affiliate.  Options may also be granted to other persons, provided, however, that such options shall be Non-Qualified Options.

On the last business day of each calendar quarter, employee directors of the Company shall be automatically granted options to purchase 1,250 Grand ADSs and the non-employee directors shall be granted options to purchase 7,500 Grand ADSs.

Exercise of Option

The exercise price of such options shall be determined by the Board but, in the case of Incentive Stock Options, in no event less than the average market trading price (110% of the average market trading price if the grantee holds more than 10% of the Ordinary Shares of the Company) of the Grand ADS on the date of grant.  Each option shall expire on such date as determined by the Board but shall not be later than 10 years (5 years if the grantee holds more than 10% of the Ordinary Shares of the Company) after the date on which the option is granted.

Effective Date and Modification`

The Plan was effective on 13 August 2004, but no option granted under the Plan shall become exercisable unless and until the Plan shall have been approved by the Members.  No options were granted under the Plan from its effective date, except that, subject to Member approval at the Meeting, an aggregate of 15,625 options were granted to the directors on 30 September, 2004 at an exercise price of US$2.35 per Grand ADS and an aggregate of 31,250 options were granted to the directors on 30 December, 2004 at an exercise price of US$2.65 per Grand ADS.

The Board may modify, amend or terminate the Plan; provided, however, that to the extent required by applicable law, any such modification, amendment or termination shall be subject to the approval of the members of the Company.  In addition, to the extent required by applicable law, the provisions of the Plan governing the grant of options to Non-Employee Directors may not be modified, amended or terminated except by the vote of a majority of the Board and by the vote of a majority of the members of Board who are employees of the Company or an affiliate.

10

United States Federal Income Tax Consequences of Issuance and Exercise of Options

The following discussion of the United States Federal income tax consequences of the granting and exercise of options under the Plan, and the sale of Grand ADSs acquired as a result thereof, is based on an analysis of the Code (as currently in effect), existing laws, judicial decisions and administrative rulings and regulations, all of which are subject to change.  In addition to being subject to the Federal income tax consequences described below, an optionee may also be subject to state and/or local income tax consequences in the United States jurisdiction, if any, in which he or she works and/or resides.

Non Incentive Stock Options

No income will be recognized by an optionee at the time a non-incentive stock option is granted.  Ordinary income will be recognized by an optionee at the time a non-incentive stock option is exercised, and the amount of such income will be equal to the excess of the fair market value on the exercise date of the Grand ADSs issued to the optionee over the exercise price.  In the case of an option granted to an employee, this ordinary (compensation) income will also constitute wages subject to the withholding of income tax and the Company will be required to make whatever arrangements are necessary to ensure that the amount of the tax required to be withheld is available for payment in money.  Capital gain or loss on a subsequent sale or other disposition of the Grand ADSs acquired upon exercise of a non-incentive stock option will be measured by the difference between the amount realized on the disposition and the tax basis of such Grand ADSs.  The tax basis of the Grand ADSs acquired upon the exercise of the option will be equal to the sum of the exercise price of an option and the amount included in income with respect to the option.

If an optionee makes payment of the exercise price by delivering Grand ADSs, he or she generally will not recognize any gain with respect to such Grand ADSs as a result of such delivery, but the amount of gain, if any, which is not so recognized will be excluded from his or her basis in the new Grand ADSs received.  The Company will be entitled to a deduction for United States Federal income tax purposes at such time and in the same amount as the amount included in ordinary income by the optionee upon exercise of his or her non-incentive stock option, subject to the usual rules as to reasonableness of compensation and provided that the Company timely complies with the applicable information reporting requirements.

Incentive Stock Options

In general, neither the grant nor the timely exercise of an incentive stock option will result in taxable income to an optionee or a deduction to the Company.  However, for purposes of the alternative minimum tax, the spread on the exercise of an incentive stock option will be considered as part of the optionee's income.  The sale of Grand ADSs received pursuant to the exercise of an incentive stock option which satisfies the holding period rules will result in capital gain to an optionee and will not result in a tax deduction to the Company.  To receive incentive stock option treatment as to the Grand ADSs acquired upon exercise of an incentive stock option, an optionee must neither dispose of such Grand ADSs within two years after the option is granted nor within one year after the exercise of the option.  In addition, an optionee generally must be an employee of the Company (or a subsidiary of the Company) at all times between the date of grant and the date three months before exercise of the option, provided that, in the case of an option that is exercised during the optionee’s life time, the option is exercised no later than 3 months (one year, in the case of a disabled optiontee) after the date the optionee’s employment with the Company and its affiliates terminates.  If the holding period rules are not satisfied, the portion of any gain recognized on the disposition of the Grand ADSs acquired upon the exercise of an incentive stock option that is equal to the lesser of (a) the fair market value of the Grand ADSs on the date of exercise minus the exercise price or (b) the amount realized on the disposition minus the exercise price, will be treated as ordinary (compensation) income, with any remaining gain being treated as capital gain.  The Company will be entitled to a deduction equal to the amount of such ordinary income.

If an optionee makes payment of the exercise price by delivering Grand ADSs, he or she generally will not recognize any gain with respect to such ADSs as a result of such delivery, but the amount of gain, if any, which is not so recognized will be excluded from his or her basis in the new Grand ADSs received.  However, the use by an optionee of Grand ADSs previously acquired pursuant to the exercise of an incentive stock option to exercise an incentive stock option will be treated as a taxable disposition if the transferred Grand ADSs were not held by the optionee for the requisite holding period.

The American Jobs Creation Act

The American Jobs Creation Act of 2004, as enacted on 22 October 2004 (the “Jobs Act”), made substantial changes to the law applicable to nonqualified deferred compensations plans, including the taxation and imposition of penalties in the event of a violation of the Jobs Act.  The Jobs Act is generally applicable to amounts deferred under covered plans after 31 December 2004.  However, the Jobs Act applies to amounts deferred under such plans prior to 1 January 2005 in the event that the plan under which such amounts were deferred is materially modified after 3 October 2004.  The Company and its advisors are in the process of evaluating the new legislation and assessing its impact with respect to the tax consequences of issuance and exercise of options under the Plan, and may recommend, following the completion of such evaluation, that such plan be further amended or replaced with a different plan.

The Company reserves the right to withdraw the proposed Plan and not submit it for approval by Members if adoption of the Plan under the IRS guidance to the Jobs Act to be released subsequently would result in adverse tax impact on participants in the Plan.

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE GRAND TOYS INTERNATIONAL LIMITED 2004 STOCK OPTION PLAN.

11

INCREASING THE MAXIMUM NUMBER OF DIRECTORS

(PROPOSAL 9)

Article 80 of the Company’s Articles currently provides that, unless and until otherwise determined by the Members, the number of directors shall be not less than two and not more than five.  The Company presently has four directors.  Under Proposal 9, the maximum number of directors will be increased to ten.

The increase in the maximum number of directors is being proposed because it was a condition to the consummation of the Centralink Transaction pursuant to the Subscription Agreement.  The Board is currently comprised of four directors, two of whom are independent of the Company (other than in their capacity as directors), Mr. Hsieh, Cornerstone and Centralink, the beneficial owner of a majority of the Company’s outstanding issued share capital.  The Nasdaq Marketplace Rules require the Company to have not less than three independent directors in order to maintain the Company’s listing on the Nasdaq SmallCap Market.  Under the Nasdaq Marketplace Rules, the Company’s failure to have at least three independent directors (which failure resulted from the resignation of Mr. Mitchell on 14th March, 2005 and the pending retirement of Messrs. Kron and Laverdure before the meeting) must be cured in connection with this Meeting, and Centralink has indicated that it will nominate the required three independent directors.

The current maximum board size of five directors and the requirement to have an audit committee of comprised of at least three independent directors have the practical effect of reducing the influence of Centralink on the Board.  Because the Company is a “Controlled Company” within the meaning of the Nasdaq Marketplace Rule 4350(c)(5),  the Company may elect to deviate from the Nasdaq Marketplace Rule requiring that a majority of the Board be comprised of independent directors.  Accordingly, the amendment to increase the maximum number of directors will allow the appointment of Mr. Fremed to the Board and allow Centralink to nominate a majority of the members of the Board while still complying with Nasdaq’s audit committee independence requirements.  In addition, the increase in the maximum size of the Board will allow the Company in the future to appoint additional directors, whether or not independent, who have the requisite experience and expertise to add value to the Company’s business as it follows its planned expansion plan.

If the amendment to increase the maximum number of directors is approved and the number of directors of the Company is increased to ten, the new vacancies will be filled as provided in Proposal 2 above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL 9 TO INCREASE THE NUMBER OF DIRECTORS OF THE COMPANY TO UP TO TEN PERSONS.

12

ANNEX A

DIRECTORS REPORT

REPORT OF THE DIRECTORS

Grand Toys International Limited (the “Company”), previously known as “Genius Glory Limited”, was incorporated in Hong Kong as a private company limited by shares on 15th October, 2003. On 16th August, 2004, by means of a merger, the Company became the holding company of Grand Toys International Inc., a Nevada corporation (“Grand US”), and its subsidiaries and, immediately thereafter, acquired the entire issued share capital of Playwell International Limited, a Hong Kong private company limited by shares (“Playwell”).

PRINCIPAL ACTIVITIES

The principal activity of the Company is to act as the holding company of Grand US and Playwell.

Playwell’s   four subsidiaries are:

•

Hong Kong Toy Centre Limited, a Hong Kong private  company limited by shares :

o

designs, develops and sells Playwell branded products, mostly plastic and wood toys for infants and young children

o

designs, develops and sells certain toy products for the Marvel license  to a related party

o

acts as agent for sourcing and logistics operations for related parties

•

Gatelink Mould Engineering Limited, a Hong Kong private company limited by shares :

o

manufactures moulds for related companies

•

Asian World Enterprises Co., Limited, a Belize company:

o

 oversees all licensing for Playwell

•

Great Wall Alliance Limited, a British Virgin Islands company :

o

holds the Playwell trademarks

Grand US has the following four principal subsidiaries:

•

Grand Toys Ltd., a Canadian corporation :

o

distributes in Canada  both proprietary and third party products, mostly toy-related and leisure products

•

Grand Toys (HK) Limited, a Hong Kong private company limited by shares :

o

oversees international sales for the proprietary lines

o

handles design, development, and distribution of Crayola Dough product, mostly to the mass market in the United States

•

Grand Toys (US) Limited, a Delaware USA corporation :

o

 is currently non-operational

•

Ark Creations, Inc., a Delaware, USA corporation :

o

is also currently non-operational.

13

RESULTS AND APPROPRIATIONS

The results of the Company for the year ended December 31, 2004 are set out in the

Consolidated Statement of Operations.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

CHARITABLE DONATIONS

During the year, the Company and its subsidiaries made charitable donations in the amount of US$3,200.

FIXED ASSETS

The Fixed Assets are divided into four categories:

•

Moulds and loose tools

•

Furniture, fixtures and equipment

•

Plant & machinery

•

Leasehold improvements

During the year, the Company and its subsidiaries added US$207,000 worth of net fixed assets as a result of the Company’s merger with Grand US and acquisition of Playwell in August 2004 and added a further US$331,000 worth of net fixed assets as a result of the acquisition of a Crayola license relating to a Crayola Dough product line in September 2004.  Other changes to fixed assets during the year resulted primarily from the purchase of moulds in the ordinary course of business.

The Company’s policy regarding carrying values of Fixed Assets and their useful lives are set out in Note 1j to the Company’s Consolidated Financial Statements.  Specific carrying values as of December 31, 2004 are set out in Note 4 to the Company’s Consolidated Financial Statements.

SHARE CAPITAL

In conjunction with the Company’s merger with Grand US and acquisition of Playwell in August 2004, the Company issued a total of 15,580,244 shares of HK$1.00 each, of which 5,000,000 shares were issued for an aggregate cash consideration of US$11,000,000, 5,580,244 shares were issued pursuant to the merger in return for stockholders’ respective interests in Grand US for an aggregate consideration of US$17,270,855 and 5,000,000 shares were issued pursuant to the acquisition of Playwell for an aggregate consideration of US$5,000,000. In addition two shares of HK$1.00 each were issued in January 2004 for cash at par value; in August 2004, such shares were converted into and re-designated as deferred non-voting shares.

In December, 2004, the Company issued a further 7,038 shares for an aggregate cash consideration of US$6,547.50 pursuant to the exercise of certain options in accordance with an employee share option scheme responsibility for which was assumed by the Company from Grand US in relation to the merger.

All of the Company’s issued shares, save for the two deferred non-voting shares, are registered in the name of The Bank of New York as depositary and issuer of American Depositary Shares (“ADSs”)which are evidenced by American Depositary Receipts. Each such ADS represents beneficial ownership of one issued share of HK$1.00 in the capital of the Company.

Further details of the movements in the Company’s share capital during the year are set out in Note 7 to the Company’s Consolidated Financial Statements.

ISSUE OF DEBENTURES

The Company did not issue any debentures during the year.

DIRECTORS

The directors of the Company during the year were:

Henry Hai Lin Hu, Chairman

appointed August 2004

Elliot L. Bier

appointed January 2004

David Mars

appointed January 2004 *

Michael Kron

appointed August 2004

Thomas J. Mitchell

appointed August 2004 **

Robert Laverdure

appointed August 2004

(*Mr. Mars resigned on August 16, 2004)

(**Mr. Mitchell subsequently resigned on 14th March, 2005)

In accordance with the Company’s Articles of Association, all directors retire from office at the first Annual General Meeting.

Options to acquire an equivalent number of ADSs were either granted by the Company to directors, or responsibility for the same was assumed by the Company from Grand US, during the year. All such options remained outstanding as at 31st December, 2004:

Name	Date of Grant		Date of Expiry	Number	Exercise Price
					(in US$)
Henry Hai Lin Hu	9/30/2004		9/30/2014	625	$ 2.35
Henry Hai Lin Hu	12/30/2004		12/30/2014	1,250	$ 2.65
		Total		1,875

Elliot Bier	10/1/1999		10/1/2009	125	$ 41.00
Elliot Bier	1/1/2000		1/1/2010	125	$ 27.00
Elliot Bier	4/3/2000		4/3/2010	125	$ 11.00
Elliot Bier	7/3/2000		7/3/2010	125	$ 5.62
Elliot Bier	10/2/2000		10/2/2010	125	$ 7.25
Elliot Bier	10/5/2001		10/5/2011	36,000	$ 0.95
Elliot Bier	1/2/2002		1/2/2012	125	$ 2.99
Elliot Bier	4/1/2002		4/1/2012	125	$ 2.66
Elliot Bier	7/1/2002		7/1/2012	125	$ 1.40
Elliot Bier	10/1/2002		10/1/2012	125	$ 1.19
Elliot Bier	1/2/2003		1/2/2013	125	$ 1.00
Elliot Bier	4/1/2003		4/1/2013	125	$ 1.98
Elliot Bier	7/1/2003		7/1/2013	125	$ 2.72
Elliot Bier	10/1/2003		10/1/2013	125	$ 2.60
Elliot Bier	1/2/2004		1/2/2014	125	$ 3.07
Elliot Bier	4/1/2004		4/1/2014	125	$ 3.02
Elliot Bier	7/1/2004		7/1/2014	125	$ 2.75
Elliot Bier	8/13/2004		8/13/2014	300,000	$ 2.95
Elliot Bier	9/1/2004		9/1/2014	100,000	$ 2.20
Elliot Bier	9/30/2004		9/30/2014	3,750	$ 2.35
Elliot Bier	12/30/2004		12/30/2014	7,500	$ 2.65
		Total		449,250

Michael Kron	7/1/2002		7/1/2012	125	$ 1.40
Michael Kron	10/1/2002		10/1/2012	125	$ 1.19
Michael Kron	1/2/2003		1/2/2013	125	$ 1.00
Michael Kron	4/1/2003		4/1/2013	125	$ 1.98
Michael Kron	7/1/2003		7/1/2013	125	$ 2.72
Michael Kron	10/1/2003		10/1/2013	125	$ 2.60
Michael Kron	1/2/2004		1/2/2014	125	$ 3.07
Michael Kron	4/1/2004		4/1/2014	125	$ 3.02
Michael Kron	7/1/2004		7/1/2014	125	$ 2.75
Michael Kron	9/30/2004		9/30/2014	3,750	$ 2.35
Michael Kron	12/30/2004		12/30/2014	7,500	$ 2.65
		Total		12,375

Thomas J. Mitchell	9/30/2004		9/30/2014	3,750	$ 2.35
Thomas J. Mitchell	12/30/2004		12/30/2014	7,500	$ 2.65
		Total		11,250

Robert Laverdure	9/30/2004		9/30/2014	3,750	$ 2.35
Robert Laverdure	12/30/2004		12/30/2014	7,500	$ 2.65
		Total		11,250

Save as aforesaid, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

AUDITORS

A resolution will be submitted to the annual general meeting to appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

Date: March 24, 2005

On behalf of the Board

/s/ Henry Hai Lin Hu

Henry Hai Lin Hu

CHAIRMAN

14

GRAND TOYS INTERNATIONAL LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Grand Toys International Limited

We have audited the accompanying consolidated balance sheets of Grand Toys International Limited and subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2004.  These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grand Toys International Limited and subsidiariesas of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth thereon.

/s/DELOITTE TOUCHE TOHMATSU

Hong Kong

March 24, 2005

Financial Statements

Consolidated Balance Sheets

[F1 – F2]

Consolidated Statements of Operations

[F3 – F4]

Consolidated Statements of Shareholders' Equity and Comprehensive Income

[F5]

Consolidated Statements of Cash Flows

[F6]

Notes to Consolidated Financial Statements

[F7 – F30]

15

GRAND TOYS INTERNATIONAL LIMITED

Part I. – Financial Information

Item 1.  Consolidated Financial Statements

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$5,885,307	$1,921,710
Accounts receivable (net of allowance for
doubtful accounts of $696,362; 2003 - $658,163)	3,731,759	1,485,221
Inventory	2,022,270	65,301
Due from related companies (note 16)	5,058,938	5,471,732
Prepaid royalties	2,243,289	133,010
Other prepaid expenses and current assets (note 3)	1,514,786	419,130
Total current assets	20,456,349	9,496,104

Fixed assets, net (note 4)	2,251,824	1,514,996

Goodwill (note 18)	14,736,315	-

Intangibles, net (note 5)	6,627,184	776,835

Total assets	$44,071,672	$11,787,935

DORSEY & WHITNEY
SUITE 3008, ONE PACIFIC PLACE
ADMIRALTY, 88 QUEENSWAY
HONG KONG

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003

Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness (note 6)	$786,042	$603,521
Trade accounts payable	2,247,778	407,069
Accrued payroll and related costs	445,323	193,598
Other accounts payable and accrued liabilities	1,727,818	891,701
Due to related parties (note 16)	2,117,835	3,410,595
Income taxes payable	95,517	234,078
Total current liabilities	7,420,313	5,740,562

Deferred tax	1,381,167	189,522

Shareholders' equity:
Capital stock (note 7):	2,026,346	13
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
(2003 – 30,000,000),
15,587,282 ordinary shares issued and outstanding
(2003 – 10,000,000)
Additional paid-in capital	26,632,088	-
Retained earnings	6,344,586	5,836,038
Accumulated other comprehensive income-
cumulative currency translation adjustment	267,172	21,800
Total shareholders’ equity	35,270,192	5,857,851

Commitments and contingencies (notes 13 and 14)

Total liabilities and shareholders' equity	$44,071,672	$11,787,935

See accompanying notes to audited consolidated financial statements.

/s/ Elliot Bier – Director

/s/ Michael Kron - Director

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations

Years ended December 31
	2004	2003	2002
Net sales	$29,464,959	$39,375,438	$35,991,464

Cost of goods sold	21,627,695	33,538,951	28,589,377
Gross profit	7,837,264	5,836,487	7,402,087

Other operating income	(304,842)	(896,023)	(208,327)

Operating costs and expenses:
General and administrative	5,549,027	2,141,280	3,276,273
Selling & distribution expenses	762,347	638,498	983,628
Depreciation and amortization	788,400	398,478	363,191
Total operating costs and expenses	7,099,774	3,178,256	4,623,092

Operating income:	1,042,332	3,554,254	2,987,322

Non-operating expense (income):
Interest expense	27,773	23,835	143,858
Interest revenue	(42,080)	(5,051)	(4,054)
Total non-operating expense (income)	(14,307)	18,784	139,804

Earnings before income taxes	1,056,639	3,535,470	2,847,518

Income taxes:
Current	608,844	536,045	84,324
Deferred	(60,753)	(22,705)	25,737
Total income taxes	548,091	513,340	110,061

Net earnings from continuing operations	508,548	3,022,130	2,737,457

Discontinued operations:
Earnings from operations of
distributed subsidiaries
(2002: net of income tax of $5,866,933)	-	1,239,236	22,128,051

Earnings available to ADS holders	$508,548	$4,261,366	$24,865,508

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations, continued

Years ended December 31
	2004	2003	2002

Earnings per ADS :

Weighted average ADS outstanding:
Basic	12,092,592	10,000,000	10,000,000
Diluted	12,807,160	10,000,000	10,000,000
Net earnings - Continuing operations:
Basic	$0.04	$0.30	$0.27
Diluted	0.04	N/A	N/A
Net earnings - Discontinued operations:
Basic	-	0.13	2.21
Diluted	-	N/A	N/A
Net earnings available to ADS holders
Basic	0.04	0.43	2.48
Diluted	0.04	N/A	N/A

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

				Accumulated
		Additional		other
	Capital	Paid in	Retained	comprehensive
	Stock	Capital	Earnings	income	Total
January 1, 2002	$13	$-	$(483,050)	$(17)	$(483,054)

Net earnings for the period			24,865,508		24,865,508
Foreign currency adjustment				303	303
Total comprehensive income			24,865,508	303	24,865,811

December 31, 2002	13	-	24,382,458	286	24,382,757

Net earnings for the period			4,261,366		4,261,366
Foreign currency adjustment				21,514	21,514
Total comprehensive income			4,261,366	21,514	4,282,880

Distribution of subsidiaries to
holding companies			(22,807,786)		(22,807,786)

December 31, 2003	13	-	5,836,038	21,800	5,857,851

Share purchase on merger (note 18)	2,025,418	26,628,377			28,653,795

Net earnings for the period			508,548		508,548
Foreign currency adjustment				245,372	245,372
Total comprehensive income			508,548	245,372	753,920

ADRs exercise	915	5,633			6,548

Compensation expense		(1,922)			(1,922)

December 31, 2004	$2,026,346	$26,632,088	$6,344,586	$267,172	$35,270,192

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31
	2004	2003	2002

Cash flows from operating activities:
Net earnings from continuing operations	$508,548	$3,022,130	$2,737,457
Adjustments for:
Depreciation and amortization – General and administrative	788,400	398,478	363,191
Depreciation and amortization – Cost of goods sold	50,821	39,206	39,857
Income taxes	608,844	536,045	84,324
Deferred income taxes	(60,753)	(22,705)	25,737
Product development write-off	7,789	-	-
Assets write-off	2,217	-	-
Loss on disposal of fixed assets	130,035	20,452	-
Compensation expense	(1,922)	-	-
Net change in non-cash operating working capital
items (note 11)	(3,143,299)	(2,977,037)	1,232,549
Net cash (used for) provided by operating activities
from continuing operations	(1,109,320)	1,016,569	4,483,115
Net cash provided by operating
activities from discontinued operations	-	2,747,246	23,054,700
Net cash (used for) provided by operating activities	(1,109,320)	3,763,815	27,537,815

Cash flows from investing activities:
Proceeds from disposal of equipment	129	21,160	-
Acquisition expenses on merger, net of cash
received	(979,017)	-	-
Increase in other assets	(356,524)	-	-
Increase in intangibles	(20,428)	-	-
Additions to equipment and leasehold improvements	(709,251)	(449,291)	(727,997)
Net cash used for investing activities
from continuing operations	(2,065,091)	(428,131)	(727,997)
Net cash used for investing activities
from discontinued operations	-	(33,887)	(16,626,313)
Net cash used for investing activities	(2,065,091)	(462,018)	(17,354,310)

Cash flows from financing activities:
Decrease- in bank indebtedness	(1,570,198)	(2,615,643)	-
Issuance of share capital on merger (note 18)	8,700,000	-	-
Repayment of obligation under a finance lease	(4,602)	(54,218)	(53,364)
Proceeds from ADSs exercise	1,914	-	-
Other	10,894	33,570	348
Net cash provided by (used for) financing activities
from continuing operations	7,138,008	(2,636,291)	(53,016)
Net cash provided by (used for) financing activities
from discontinued operations	-	(8,594,624)	(1,785,951)
Net cash provided by (used for) financing activities	7,138,008	(11,230,915)	(1,838,967)

Net increase (decrease) in cash and cash equivalents	3,963,597	(7,929,118)	8,344,538
Cash and cash equivalents, beginning of period	1,921,710	9,850,828	1,506,290
Cash and cash equivalents, end of period	$5,885,307	$1,921,710	$9,850,828

See accompanying notes to audited consolidated financial statements.

Supplemental disclosure of cash flow information (note 12)

Non cash flow transactions (note 18)

GRAND TOYS INTERNATIONAL LIMITED

Notes to audited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a Nasdaq SmallCap listed company, is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The Company’s main subsidiaries are Playwell International Limited (“Playwell”), which is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, and Grand Toys International, Inc. (“Grand US”), which is organized under the laws of Nevada, United States of America (“US”).  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops and supervises the outsourced manufacturing of toy and toy related products, and distributes them throughout the world.  The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.

On August 16, 2004, the Company purchased the shares of Playwell.  For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell is determined to be the acquirer.  Accordingly, the historical financial statements presented herein are those of Playwell.  The Company’s results for the period August 16, 2004 to December 31, 2004 represent the consolidated results of the Company, Playwell and Grand US.

1.

Significant accounting policies:

a)

Principles of consolidation:

These consolidated financial statements, presented in US dollars and in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.

b)

Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is generally upon the shipment of products.  The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowances, markdowns, freight and warehouse allowances.

Cooperative advertising expense for the years ended December 31, 2004, 2003 and 2002 were $60,146, $nil and $nil, respectively, and are shown as a reduction of revenues in the financial statements.

Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

c)

Cost of goods sold:

Cost of Goods Sold includes cost of merchandise, royalties, duties, brokerage fees, inbound freight, packaging, product development, provision on slow-moving inventory and mould amortization.

d)

General and administrative costs:

General and Administrative costs include rent, insurance costs, administrative salaries and related costs, travel and entertainment, utilities, courier, repairs and maintenance, communications expenses, office supplies, professional fees, dues and memberships, bank charges and property taxes.

e)

Selling and distribution expenses:

Selling and distribution expenses include sales salaries and fringe benefits, sales commissions, advertising and promotion and outbound shipping and handling costs.

For the years ended December 31, 2004, 2003 and 2002, freight out was $174,241, $304,610 and $677,360, respectively.

Media advertising expense for the years ended December 31, 2004, 2003 and 2002 were $48,265, $7,992 and $nil, respectively.

f)

Earnings per American depositary share (“ADS”):

In accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 128, the weighted average shares outstanding, for purposes of presenting comparative earnings per ADS, is retroactively restated to January 1, 2002 in order to reflect the recapitalization that occurred on August 16, 2004.  Each ADS represents beneficial ownership interest in one ordinary share of the Company.

i)

Basic earnings per ADS are determined by dividing the weighted average number of ADSs outstanding during the period into net earnings.

ii)

Diluted earnings per ADS give effect to all potentially dilutive ADSs that exist at the balance sheet date.

g)

Trade receivables:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.  The Company determines the allowance based on historical write-off experience.  The Company reviews its allowance for doubtful accounts monthly.  Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance sheet credit exposure related to its customers.

h)

Inventory:

Inventory, consisting of raw materials and finished goods, is valued at the lower of cost, determined by the first in, first out method or net realizable value.  The only significant class of inventory is finished goods.

i)

Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes.  Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses.  Some of these contracts extend for up to eight years.  Total expense for the years ended December 31, 2004, 2003 and 2002 was $303,589, $166,178 and $1,715,014, respectively.  For the years ended December 31, 2004, 2003 and 2002, in the statements of operations, $247,430, $166,178 and $1,715,014, respectively is shown as part of cost of goods sold and $56,159, $nil and $nil, respectively is shown as part of general and administrative expenses. The amounts expected to be recognized in the statement of operations during the fiscal years ending December 31, 2005, 2006, 2007, 2008 and 2009 are $976,099, $461,566, $405,136, $200,198 and $200,198, respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate.  The amount expected to be recognized in the statement of operations during 2005 is $5,160.

j)

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. If an item is discontinued, the unamortized portion is written off immediately.  During 2004, approximately $36,000 of unamortized moulds for discontinued products were written off.  The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

Leasehold improvements	3 - 10
Plant & machinery	10
Furniture, fixtures and equipment	3 – 5
Moulds and loose tools	2 - 10

k)

Goodwill:

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.  Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

l)

Intangibles:

Intangibles are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

License	8
Distribution network	10
Customer relationship	10
Trade name	Indefinite
Trademark	6-7
Other acquired rights	1-4

m)

Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.   An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

n)

Incomes taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

o)

Foreign currency translation:

i)

Grand Toys Ltd., an indirect wholly-owned Canadian subsidiary of the Company, uses the Canadian dollar as its functional currency.  The operating subsidiaries of Playwell use the Hong Kong dollar as their functional currency.  Financial statements of the self-sustaining foreign operations are translated into US dollars using the exchange rate prevailing at the balance sheet date for assets and liabilities and the average exchange rate for the period for revenues, expenses and cash flows.  The resulting currency translation adjustments are accumulated and reported in other comprehensive income.

ii)

Other monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date.  Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction dates.  All exchange gains and losses are included in income.

p)

Employee stock option plan:

The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  SFAS No. 123, Accounting for Stock-Based Compensation, allows entities to continue to apply the provisions of APB Opinion No. 25 and requires pro-forma net earnings and pro-forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

The disclosure under SFAS No. 123 (as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure) are as follows:

For the years ended December 31,
	2004		2003		2002

Net Income, as reported	$508,548		$4,261,366		$24,865,508
Add compensation income cost resulting from:
Application of variable accounting to modified awards under APB Opinion No. 25	(1,922)		-		-
Application of fair value method under SFAS 123	(394,240)		N/A		N/A
Pro forma net earnings	$112,386		N/A		N/A
Reported net earnings available to ADS holders
Basic	$0.04		$0.43		$2.48
Diluted	0.04		N/A		N/A
Pro forma net earnings per ADS holders
Basic	$0.01	$	N/A	$	N/A
Diluted	0.01		N/A		N/A

q)

Comprehensive income:

Comprehensive income consists of net income and cumulative currency translation adjustments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

r)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods.  Significant items subject to such estimates and assumptions include the carrying amount of goodwill, fixed assets, intangibles, valuation allowances for receivables, inventories and reserves for warranties and product returns.  Actual returns may differ from such estimates.  Differences from those estimates are recorded in the period they become known.

s)

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

t)

Recent Accounting Pronouncements:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach.  Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.  Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.  Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123.  Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted.  The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested.  The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in (p) above pursuant to the disclosure requirements of SFAS No. 148.

2.

Segment information:

(a) Starting in the third quarter of 2004, the Company is reporting results of operation under two segments: Manufacturing and Distribution. This is how the Company manages its business and how it classifies its operations for planning and measuring performance.

The manufacturing segment consists of mould manufacturing for the affiliated companies and third parties. The distribution segment develops, produces for sale to both related parties and third parties, and distributes third parties products.

For the years ended December 31,
	2004	2003	2002
Net sales:
Distribution	$26,790,221	$38,147,708	$34,853,927
Manufacturing	3,622,623	1,939,452	1,714,108
Elimination of inter-segment sales	(947,885)	(711,722)	(576,571)
Total net sales	$29,464,959	$39,375,438	$35,991,464
Operating income:
Distribution	$2,169,321	$3,038,346	$2,418,152
Manufacturing	561,554	515,908	569,170
Unallocated Corporate	(1,688,543)	-	-
Total operating income	$1,042,332	$3,554,254	$2,987,322
Depreciation and amortization:
Distribution	$788,400	$398,478	$363,191
Manufacturing (in Cost of goods)	50,821	39,206	39,857
Unallocated Corporate	-	-	-
Total depreciation and
amortization	$839,221	$437,684	$403,048
Interest income:
Distribution	$16,979	$5,051	$4,045
Manufacturing	-	-	9
Unallocated Corporate	25,101	-	-
Total interest income	$42,080	$5,051	$4,054
Interest expense:
Distribution	$27,759	$23,829	$42,322
Manufacturing	14	6	101,536
Unallocated Corporate	-	-	-
Total interest expense	$27,773	$23,835	$143,858
Income taxes, net:
Distribution	$390,259	$478,797	$15,057
Manufacturing	157,832	34,543	95,004
Unallocated Corporate	-	-	-
Total income taxes, net	$548,091	$513,340	$110,061
Earnings from continuing
operations:
Distribution	$1,264,145	$2,345,491	$2,277,181
Manufacturing	857,088	676,639	460,276
Unallocated Corporate	(1,612,685)	-	-
Total earnings from
continuing operations	$508,548	$3,022,130	$2,737,457
Earnings from discontinued
operations:
Distribution	$-	$-	$16,436,135
Manufacturing	-	1,239,236	5,691,916
Unallocated Corporate	-	-	-
Total earnings from
discontinued operations	$-	$1,239,236	$22,128,051
Net earnings from operations:
Distribution	$1,264,145	$2,345,491	$18,713,316
Manufacturing	857,088	1,915,875	6,152,192
Unallocated Corporate	(1,612,685)	-	-
Total earnings from operations	$508,548	$4,261,366	$24,865,508

Additions to long-lived assets:
Distribution	$7,003,858	420,050	360,355
Manufacturing	10,367	29,241	367,641
Unallocated Corporate	-	-	-
Total additions to long-lived assets	$7,014,225	449,291	727,997

For the years ended December 31,
	2004	2003	2002
Significant non cash items other than depreciation and amortization:

Bad debt expense:
Distribution	$189,401	$-	$71,429
Manufacturing	-		-
Unallocated Corporate	-		-
Total Bad debt expense	$189,401	$-	$71,429
Total assets:
Distribution	$36,393,939	$9,752,436	$30,051,380
Manufacturing	3,901,081	2,035,499	4,747,432
Unallocated Corporate	3,776,652	-	-
Total assets (other than discontinued operation)	$44,071,672	$11,787,935	$34,798,812

Goodwill acquired on the Playwell acquisition on August 16, 2004 has been allocated to the Distribution segment of the Company.

(b) Geographical information:

Net sales by geographic areas attributable to countries based on the ultimate location of where the products were shipped, are as follows:

For the years ended December 31,
	2004	2003	2002
US	$12,231,823	$21,182,664	$19,696,538
Asia	6,458,522	6,238,777	5,813,623
Europe	6,243,632	8,955,424	8,403,764
Canada	3,762,281	394,661	944,866
Africa	422,637	92,736	19,799
Other	346,064	2,511,176	1,112,874
Total net sales	$29,464,959	$39,375,438	$35,991,464

(c) Long-lived assets principally include fixed assets and intangibles, based on their location are as follows:

	2004	2003	2002
Hong Kong	$5,895,716	$2,291,831	$2,312,795
Canada	211,838	-	-
US	2,771,454	-	-

Total long-lived assets	$8,879,008	$2,291,831	$2,312,795

d) Revenue from external customers by product category are summarized as follows:

For the years ended December 31,
	2004	2003	2002

OEM	16,541,000	25,343,000	16,605,000
Playwell plastic	3,479,000	8,679,000	10,667,000
Distributed lines	2,963,948	-	-
Playwell wood	1,633,000	3,885,000	7,282,000
Proprietary lines	1,231,000	-	-
Others	3,617,011	1,468,438	1,437,464
Total net revenue	$29,464,959	$39,375,438	$35,991,464

(e) Customer and vendor concentration:

For the years ended December 31,
	2004		2003		2002
	Revenue	%	Revenue	%	Revenue	%
Customer A	$14,101,000	47.86	$21,671,000	55.04	$5,220,000	14.50
B	1,356,000	4.60	2,345,000	5.96	3,859,000	10.72
C	1,237,000	4.20	1,435,000	3.64	1,506,000	4.18
All others	12,770,959	43.34	13,924,438	35.36	25,406,464	70.60
Total net sales	$29,464,959	100.00	$39,375,438	100.00	35,991,464	100.00

Sales of toys purchased from the Company's two largest suppliers of toys in aggregate accounted for 56%, 82% and 62% of gross sales for the years ended December 31, 2004, 2003 and 2002, respectively.

3.

Other prepaid expenses and current assets:

	December 31, 2004	December 31, 2003
Prepaid inventory	$171,266	$-
Insurance	477,569	-
Other current assets	598,843	-
Other prepaid expenses	267,108	419,130
Total other prepaid expenses and current assets	$1,514,786	$419,130

4.

Fixed assets:

	December 31, 2004		December 31, 2003
	Cost	Accumulated Depreciation	Cost	Accumulated depreciation
Leasehold improvements	349,540	315,489	48,984	36,933
Plant & machinery	548,901	270,814	374,325	73,678
Furniture, fixtures &
equipment	511,877	273,690	291,694	128,079
Mould & loose tools	2,178,814	477,315	1,278,023	239,340
Total fixed assets	$3,589,132	$1,337,308	$1,993,026	$478,030

Net book value		$2,251,824		$1,514,996

 Depreciation of $50,821, $39,206 and $39,857 has been charged to cost of goods sold for the years ended December 31, 2004, 2003 and 2002, respectively.

5.

Intangibles:

	December 31, 2004		December 31, 2003
	Cost	Accumulated Amortization	Cost	Accumulated amortization
License	$2,545,974	$97,288	$-	$-
Distribution network	1,790,000	67,125	-	-
Customer relationship	811,000	30,412	-	-
Trade name	786,000	-
Trademark	1,246,173	664,169	1,246,173	469,338
Other acquired rights	372,000	64,969	-	-

Total intangibles	$7,551,147	$923,963	$1,246,173	$469,338

Net book value		$6,627,184		$776,835

Amortization expense for 2004, 2003 and 2002 was $453,341, $193,623 and $193,320, respectively.  Based on current balances and estimated useful lives, the Company expects amortization expense to be $920,324, $853,449, $853,449, $635,059 and $593,652 in 2005, 2006, 2007, 2008 and 2009, respectively.  This would be calculated using the current balances for intangibles and the useful lives for each classification within the intangibles group.

6.

Bank indebtedness:

The Company’s indirect wholly-owned Canadian subsidiary, Grand Toys Ltd., has a line of credit to finance its inventory and accounts receivable for advances of up to $2,911,000 (CA$3,500,000). The receivable line has a discount fee of 2.0% of invoice amount purchased and the inventory line bears interest at Canadian prime plus 7.5%. The line of credit is for a period of one year and is renewed automatically, unless prior notice is given by either the lender or Grand Toys Ltd..

The loan is secured by a lien on the assets of Grand Toys Ltd..  There are no debt covenants or cross-default provisions.

As of December 31, 2004, Grand Toys Ltd. had approximately $2,560,000 (December 31, 2003 - $1,120,000) of credit available under this facility, subject to the existence of eligible inventory and accounts receivable.   At December 31, 2004, Grand Toys Ltd. had bank indebtedness of $351,562, which represents receivable advances on $1,747,589.

On October 14, 2004, Grand Toys Ltd. repaid the inventory loan in full. The repayment was $674,065.

As of December 31, 2004, Playwell had $434,480 (December 31, 2003 - $603,521) of discounted bills.  The amounts are payable by customers’ banks.  The recourse provision provides that if such banks do not make the required payments, Playwell’s bank would have recourse to Playwell for the full amount.  In the opinion of management, the likelihood of such occurrence is remote.

7.

Capital stock

On November 14, 2003, Grand US and Centralink Investments Limited (“Centralink”), a British Virgin Islands company, entered into a Subscription and Exchange Agreement which was subsequently amended on March 6, 2004, March 31, 2004, May 31, 2004 and July 26, 2004 (as so amended, the “Subscription and Exchange Agreement”) pursuant to which, among other matters:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS, evidenced by one American depositary receipt (“ADR”), representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs representing beneficial ownership of one ordinary share of the Company.

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds primarily for related parties; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 ADSs for cash and other consideration in a total amount of $11,000,000.

A proxy statement/prospectus concerning these transactions was declared effective by the US Securities and Exchange Commission on July 29, 2004 and on August 13, 2004, at a Special Meeting of Shareholders. Grand US’s shareholders approved the reorganization merger and the issuance of the 10,000,000 ADSs to Playwell.  The reorganization merger and Playwell acquisition were completed on August 16, 2004.

a)

As of December 31, 2004, there were 15,587,282 ordinary shares of the Company issued and outstanding.  These ordinary shares are traded in the United States on Nasdaq in the form of ADSs, and are evidenced by ADRs.

b)

ADS transactions:

August 2004:

5,580,244 ADSs representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the reorganization merger of Grand US and the Company.

10,000,000 ADSs representing 10,000,000 ordinary shares were issued to Centralink, of which 5,000,000 were issued in exchange for the shares of Playwell International Limited.

December 2004:

7,038 ADSs representing 7,038 ordinary shares were issued upon exercise of stock options.

c)

The number of ordinary shares is as follows:

	December 31, 2004	December 31, 2003
Playwell, historical	-	101
Conversion factor	-	99,010
Ordinary shares	15,580,244	10,000,000
ADSs exercise	7,038	-
	15,587,282	10,000,000

For December 31, 2003, the total ordinary shares represents Playwell’s historical outstanding shares, restated to reflect the deemed August 16, 2004 acquisition of Grand US.

8.    Stock options and warrants:

Grand US maintained an amended and restated employee stock option plan (the "Old Option Plan") which provided for the issuance of up to 300,000 options to acquire common stock of Grand US.  As part of the reorganization merger, the Company agreed to issue ADSs in satisfaction of Grand US’s obligations to issue shares under the Grand US Option Plan.

On August 13, 2004, the Company adopted the Grand Toys International Limited 2004 Stock Option Plan (the "New Option Plan") which provides for the issuance of up to 1,558,024 ADSs.  In accordance with applicable Hong Kong law and Nasdaq Marketplace Rules, the New Option Plan and any options granted thereunder are subject to shareholder approval.  The Company is submitting the New Option Plan for approval at its 2005 Annual General Meeting.

Stock options granted under the Old Option Plan and New Option Plan may be incentive stock options under the requirements of the US Internal Revenue Code, or may be non-statutory stock options, which do not meet such requirements.  Options may be granted under the Old Option Plan or the New Option Plan to, in the case of incentive stock options, all employees (including officers) of the Company, or, in the case of non-statutory stock options, all employees (including officers) or non-employee directors of the Company.  Under the Old Option Plan and the New Option Plan, the exercise price of each option granted was equal to the market price of the common stock of Grand US on the grant date and an option’s maximum term is ten years.

The options granted in 2004 were granted outside the Old Option Plan and the New Option Plan, except for options to purchase 46,875 ADSs, which were automatically granted to directors under the New Option Plan.  The options granted to the directors under the New Option Plan will lapse if the New Option Plan is not approved at the 2005 Annual General Meeting.

Changes in options and warrants are as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share
January 1, 2004	-	-	-	-	$-

Acquired from Grand Toys International Inc.	215,214	196,000	412,143	823,357	2.22
Granted	-	1,096,875	-	1,096,875	2.51
Exercised	(7,038)	-	-	(7,038)	0.93
Cancelled	-	(2,500)	-	(2,500)	87.60

Options and warrants
outstanding at
December 31, 2004	208,176	1,290,375	412,143	1,910,694	$2.28

Options and warrants
exercisable at
December 31, 2004	208,176	340,375	412,143	960,694	$2.02

 The 950,000 unexercisable options will vest over three years from their grant date of August 16, 2004 and September 8, 2004.

The following tables summarize information about options and warrants outstanding and exercisable at December 31, 2004:

	Options and warrants outstanding
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.98	323,051	$1.00	6.57
$2.12 - $3.07	1,573,643	2.42	7.53
$5.62 - $11.00	1,000	7.78	5.57
$16.00 - $87.60	13,000	16.69	4.04

	1,910,694	$2.28	7.35

	Options and warrants exercisable
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.96	323,051	$1.00	6.57
$2.12 - $3.07	623,643	2.23	4.31
$5.62 - $11.00	1,000	7.78	5.57
$16.00 - $87.60	13,000	16.69	4.04

	960,694	$2.02	5.07

 The weighted average fair value of options granted in 2004 was $1.58, which is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

For the year ended December 31, 2004

Weighted average expected life (years)	3

Risk-free interest rate, average of grant dates	2.93%

Volatility factor of expected market price of
Company’s ADSs	99.4%

Dividend rate	-

Pro-forma information regarding net earnings and earnings per ADS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement (note 1).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect their fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Compensation income of $1,922 was recorded for the year ended December 31, 2004, as a result of the application of variable accounting to modified awards.

9.

Income Taxes:

(a)

Income tax (expense) recovery consists of:

Year/Jurisdiction	Current	Deferred	Total
Year ended December 31, 2004:
HK	$608,844	$(9,996)	$598,848
US	-	(50,757)	(50,757)
Canada	-	-	-

	$608,844	$(60,753)	$548,091
Year ended December 31, 2003:
HK	$536,045	$(22,705)	$513,340

	$536,045	$(22,705)	$513,340
Year ended December 31, 2002:
HK	$84,324	$25,737	$110,061

	$84,324	$25,737	$110,061

In 2002, the tax expense on earnings from discontinued operations was $5,866,933. This amount was netted from earnings from discontinued operations.

(b)

The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

	2004	2003	2002
	(%)	(%)	(%)

Hong Kong statutory income tax rate	17.5	17.5	16.0

Changes to HK tax rate resulting from:
Expenses producing no tax benefit	22.8	0.7	0.7
Income not taxable		(2.1)	(0.2)
Effect of different tax rates of subsidiaries
operating in other jurisdictions	(9.0)	-	-
Valuation allowance	16.0	(0.8)	(13.3)

Change in tax rate	-	0.5	-
Other	4.6	(1.3)	0.7
	34.4	(3.0)	(12.1)

Effective tax rate	51.9	14.5	3.9

The components of earnings before income taxes are as follows:

	Years ended December 31
	2004	2003	2002
Year ended December 31:
Continuing operations:
HK	$3,285,345	$3,535,470	$2,847,518
HK – Corporate	(1,590,141)	-	-
US	(357,406)	-	-
Canada	(281,159)	-	-
Discontinued operations	-	1,239,236	27,994,984
Total earnings before income taxes	$1,056,639	$4,774,706	$30,842,502

The Company has not provided for income taxes on foreign subsidiaries’ undistributed earnings as of December 31, 2004 because the investments in the foreign subsidiaries are essentially permanent in duration.

(c)

The deferred tax liability on the balance sheet was $1,381,167 and $189,522 on December 31, 2004 and 2003, respectively. The increase in 2004 primarily relates to the deferred taxes that arose relating to the acquisition of Playwell on August 16, 2004.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2004	2003
Deferred tax liabilities:
Accelerated tax depreciation	$241,626	$176,451
Trademark	101,851	135,946
Intangibles	1,228,648	-
Total deferred tax liabilities	$1,572,125	$312,397

	2004	2003
Deferred tax assets:
Allowance for doubtful debts	$126,475	$122,875
Others	7,610	-
Net operating loss carry forwards	3,698,431	-
Valuation allowance	(3,641,558)	-
Total deferred tax assets	$190,958	$122,875

The estimated impact of ownership changes for income tax purposes is reflected in the above numbers.

As of December 31, 2004, Grand US has $8,145,000 of net operating losses available for tax purposes to reduce future taxable income in the United States.  These losses expire as follows:

2011	$29,000
2018	74,000
2019	346,000
2020	4,034,000
2021	942,000
2022	1,258,000
2023	983,000
2024	479,000

$8,145,000

As of December 31, 2004, Grand Toys Ltd, the Company's Canadian subsidiary, has approximately $2,605,000 (CA$3,391,000) - of losses carried forward, which can be used to reduce future taxable income. These losses expire as follows:

2006	$518,000
2007	1,800,000
2011	287,000
$2,605,000

10.  Earnings per ADS:

For the year ended December 31, 2004, options and warrants to purchase 316,250 ADSs (December 31, 2003- nil) were not included in the diluted earnings per ADS calculation as their effect is anti-dilutive.

11. Net change in non-cash operating working capital items:

For the years ended December 31,
	2004	2003	2002
Continuing operations:
Decrease in accounts receivable	$383,513	$3,621,147	$463,951
Decrease (increase) in receivable from related companies	406,951	20,993,418	(762,297)
Decrease (increase) in inventory	492,083	(20,095)	43,818
(Increase) decrease in prepaid expenses	(2,146,423)	(416,363)	23,817
Decrease in trade accounts payable	(355,779)	(283,735)	(1,748,672)
(Decrease) increase in payable to related companies	(1,289,117)	(24,242,276)	1,149,908
Increase (decrease) in other accounts payable and	171,386	(2,207,834)	2,062,024
accrued liabilities
Decrease in income taxes payable	(805,913)	(421,299)	-
Total net change in non-cash operating working capital items	$(3,143,299)	$(2,977,037)	$1,232,549

12. Supplemental disclosure of cash flow information:

For the years ended December 31
	2004	2003	2002
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$27,773	$23,835	$143,858
Income taxes	805,913	421,299	-

13. Commitments:

(a)

The Company has entered into long-term leases with minimum annual rental payments for the next five years and thereafter approximately as follows:

2005	$622,382
2006	374,000
2007	374,000
2008	371,000
Thereafter	266,000

Rent expense for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $ 245,908, $203,984, and $477,603, respectively.

The Company’s Canadian subsidiary, Grand Toys Ltd., has entered into a long-term agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of approximately $147,201, $123,344, $126,746, and $75,164 for the years 2005, 2006, 2007 and 2008, respectively.

(b)

On December 31, 2004, the Company has license agreements that include the minimum guarantees of royalties for 2005 through 2012. The amounts are $2,949,980 $1,570,111, 1,803,636, $1,875,000 for 2005 through 2008, respectively and $2,250,000 annually from 2009 to 2012.

14. Contingencies:

Grand Toys Ltd., an indirect Canadian subsidiary of the Company was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement is covered by insurance.

The Company believes that the ultimate resolution of the one unresolved claim will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

15. Employee benefit plan:

Playwell has a mandatory provident fund for its Hong Kong employees. It contributes to the fund 5% of the employee member’s relevant income up to a maximum of HK $12,000 per annum.  During the year, Playwell contributed $29,573 to the fund.

Grand Toys Ltd., the indirect Canadian subsidiary of the Company, has a deferred profit sharing plan (“DPSP”) for its Canadian employees.  It contributes to the DPSP plan the lesser of (a) 50% of the employee's contribution to this plan; (b) 3% of the employee's gross earnings; or (c) CA$3,000 per employee.  During the year, the Grand Toys Ltd. contributed $8,385 to the DPSP.

16. Related party transactions:

The Company has defined a related party as a company that is owned or controlled by the majority shareholder of Grand.

	December 31,
Name of related party	2004	2003
a) Amount due from related party:
Cornerstone Overseas Investments, Limited	1,293,273	643,988
Playwell Toy (China) Ltd.	1,005,687	-
Sunny Smile International Ltd.	997,917	87,440
Toy Biz Worldwide Limited	551,934	$ 1,931,935
Playwell Industry Limited	497,398	257,599
Dongguan Bailiwei Plaything Co. Ltd.	351,293	2,549,495
Brand Management Ltd.	164,438	-
Guangzhou Playwell Trading Co. Ltd.	155,238	-
New Adventures Corporation	31,945	-
Hua Yang Printing Holdings Co. Ltd.	3,776	-
China Retail Management	3,570	-
Great Asian Development Inc.	1,271	1,275
Long Sure Industries Ltd.	1,042	-
Dongguan Playwell Products Co. Ltd.	156	-
Total due from related party	$ 5,058,938	$ 5,471,732

b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	1,008,705	$330,090
Playwell Industry Ltd.	380,928	2,619,340
Centralink Investments Limited	304,765	-
Directors/Shareholders	155,911	461,165
Toy Biz Worldwide Ltd	147,341	-
Hong Kong Toy USA	115,289	-
Grand Toys Ltd.	4,896	-
Total due to related party	$ 2,117,835	$ 3,410,595

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

Playwell International	For the years ended December 31,
Limited	2004	2003	2002

Sales
Toy Biz Worldwide Ltd.	$ 12,562,418	$ 20,422,681	$ 459,823
Dongguan Bailiwei Plaything Co Ltd.	198,116	2,341,868	1,505,583
Toy Biz International Ltd.	-	-	52,092
Hong Kong Toy Center USA	-	-	5,219,844
Long Sure Industries Limited	-	-	80,727
	12,760,534	22,764,549	7,318,069
Purchases
Playwell Industry Ltd.	12,661,125	26,553,005	18,296,965
Zhejiang Playwell Toy Co., Ltd.	3,962,882	5,319,659	4,318,190
Dongguan Playwell Products Co Ltd.	23,409	-	-
	16,647,416	31,872,664	22,615,155

Mould income
Toy Biz Worldwide Ltd.	1,711,807	1,088,409	625,703
Playwell Industry Ltd.	494,491	31,322	447,062
Long Sure Industries Limited	-	-	6,795
	2,206,298	1,119,731	1,079,560
Commission income
Playwell Industry Ltd.	115,182	684,690	-
	115,182	684,690	-
Royalty income
Guangzhou Playwell Trading Co. Ltd.	155,074	51,883	-
	155,074	51,883	-
Purchase of assets/mould
Playwell Industry Ltd.	-	-	362,948
	-	-	362,948
Other income
Toy Biz Worldwide Ltd.	145,292	127,288	40,707
New Adventures Corporation	40,658	-	-
Playwell Industry Ltd.	1,746	-	4,308
	187,696	127,288	45,015
Other expenses
Playwell Industry Ltd.	60,227	30,771	374,263
Sunny Smile international Limited	-	-	92,121
	60,227	30,771	466,384

	August 16, 2004 to	For the years ended December 31,
Grand US	December 31, 2004	2003	2002

Purchases
Toy Biz International Ltd.	$ 575,666	$ -	$ -
Toy Biz Worldwide Ltd.	416,653	-	-
	992,319	-	-
Commissions
Toy Biz International Ltd.	12,071	-	-
Toy Biz Worldwide Ltd.	15,618	-	-
	27,689	-	-
Other income
New Adventures Corporation	16,125	-	-
	16,125	-	-

17. Financial instruments:

a)

Fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instruments.  These estimates are subjective in nature and often cannot be determined with precision.

The fair value of the Company's financial assets and liabilities approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

b)

Credit risk and economic dependence:

For the years ended December 31, 2004, approximately 16% (December 31, 2003 – 12%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 12% (December 31, 2003 - 8%) of total sales, individually accounted for 3% or more (December 31, 2003 - 2%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

c)

Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

18. Acquisition:

On August 16, 2004, pursuant to the Subscription and Exchange Agreement, the Company acquired the shares of Playwell for 5,000,000 of the Company’s ADS.  In addition, pursuant to a Subscription and Exchange Agreement, Centralink subscribed for 5,000,000 ADSs of the Company for $8,700,000 in cash and the rights to acquire certain assets and assume certain liabilities which were the subject of an executory contract between Centralink and a third party, with a minimum value of $2,300,000.  The assets and liabilities were subsequently acquired by Grand US on September 10, 2004 and an independent valuator determined that the net value of the assets acquired was $2,300,000.  The Company also incurred acquisition costs of approximately $4,800,000. The transaction was accounted for using the purchase method and due to the accounting terms of the acquisition, Playwell is deemed to be the acquirer. The results of operations for Grand US are reflected from the date of acquisition, August 16, 2004.

Goodwill, on the balance sheet, of $14,736,315 represents the difference between the purchase price of $21,989,461 less Grand US’s fair value of its net assets, identifiable intangibles and deferred income taxes related to the intangibles. Included in Grand US’s assets was cash of $1,270,408.

On the date of the reorganization merger, the Company received $8,700,000 cash consideration upon the acquisition of Playwell.  Acquisition costs relating to the merger of approximately $2,500,000 were paid out of these proceeds.

The following table summarizes the fair value of the assets acquired and liabilities assumed in partial satisfaction of Centralink’s subscription for the Company’s ADS.

(Amounts reported in thousands)

Current assets	$8,353
Long term assets	207
Intangible assets	3,759
Goodwill	14,736
Current liabilities	(3,745)
Deferred income tax	(1,251)
Net assets acquired	$22,059

The acquired intangible assets consist of:

 (Amounts reported in thousands)

Distribution network	$1,790
Customer relationship	811
Trade name	786
Other acquired rights	372
Total intangible assets	$3,759

On August 16, 2004, the Company recorded a subscription receivable of $2,300,000.  This subscription receivable was settled by the assignment of certain rights to acquire certain assets and to assume certain liabilities under an executory contract between Centralink and a third party.  The rights to the assets and liabilities under the executory contract were acquired on September 10, 2004.  The assets acquired, consisting principally of a license right has been recorded as an intangible asset as of December 31, 2004. In addition, the legal expenses incurred to obtain the license were capitalized as an intangible asset.

The net assets acquired are as follows:

 (Amounts reported in thousands)

Cash	$362
Accounts receivable	238
Inventory	294
Fixed assets, net	331
Trade payables	(683)
Other accrued liabilities	(283)
Net Assets assumed	$259

The Company engaged Empire Valuations, an independent valuator, to perform a purchase price allocation review of this transaction. Their report was completed at December 31, 2004.

19. Pro Forma presentation:

The following unaudited pro forma combined statement of operations gives effect to the proposed business combination of Playwell with Grand US.  The acquisition is being accounted for under the purchase method of accounting, as required by SFAS No. 141 “Business Combinations.”  Under this method of accounting, the purchase price has been allocated to the fair value of the net assets acquired, including goodwill.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2004 and December 31, 2003 combine the consolidated statements of operations of Playwell and Grand US as if the acquisition had taken place on January 1, 2004 and January 1, 2003.

The unaudited pro forma combined statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma combined statement of operations are those disclosed in Note 1 to the audited consolidated financial statements for the year ended December 31, 2004.

The pro forma combined statement of operations for the years ended December 31, 2004 and December 31, 2003 give effect to the amortization of intangibles.

Pro Forma Combined Information:
For the years ended December 31,
	2004	2003
(In thousands, except share and per share data)

Net sales	$36,417	$50,236
Gross profit	10,800	9,693

Earnings from continuing operations	$690	$2,944
Discontinued operations	-	1,239
Net Earnings available to ADS	690	$4,183

Earnings per ADS - Continuing:
Basic	$0.04	$0.19
Diluted	0.04	0.18

Weighted average number of ADS:
Basic	15,587,282	15,580,244
Diluted	17,497,976	16,626,851

20. Subsequent event:

On March 1, 2005, the Company acquired the assets of New Jersey based International Playthings, Inc. (“IPI”), a distributor of a broad range of toys primarily to the consumer specialty markets in the United States and Canada.

The purchase price was $7,262,000 in cash and 582,730 ADSs.  The purchase price is subject to adjustment based upon IPI’s audited financial statements for the year ended December 31, 2004.  Management does not anticipate any adjustment to the purchase price.

In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink an Exchangeable Note in the principal amount of US$7,675,000 for proceeds of US$7,400,000.  The Exchangeable Note bears interest at 15% per annum and will be exchangeable for 2,000,000 Series A Convertible Preference Shares of the Company if the issuance of the Preference Shares are approved by the Company’s shareholders at the 2005 Annual General Meeting which will be held on or before April 15, 2005.

Once issued, the Preference Shares will accrue preferential dividends at a rate of 10.5% per annum and will be convertible into an aggregate of 2,804,600 ADSs based upon a conversion price of $2.7365 per share.  Centralink will have voting rights for the Preference Shares equal to the number of votes that Centralink would have if the Preference Shares were converted into ordinary shares/ADSs.

ANNEX B

GRAND TOYS INTERNATIONAL LIMITED

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Grand Toys International Limited (the “Corporation”) will have the oversight responsibility, authority and duties described in this Charter.

Purpose

The primary purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the annual financial statements of the Corporation to be provided to shareholders and the Securities and Exchange Commission (the “SEC”); (ii) the system of internal accounting and financial controls that management has established; and (iii) the compliance by the Corporation with legal and regulatory requirements, and (iv) the internal and external audit process.  In addition, the Committee provides an avenue for communication between the independent accountants, the internal auditors, financial management and the Board. The Committee’s responsibility is one of oversight, recognizing that the Corporation’s management is responsible for preparing the Corporation’s financial statements and that the independent accountants are responsible for auditing those financial statements. The independent accountants are ultimately accountable to the Committee and the Board for such accountants’ audit of the financial statements of the Corporation.

Composition

The Committee shall be appointed annually by the Board and shall comprise at least three directors, each of whom shall meet the “independence” and “financial literacy” requirements of the National Association of Securities Dealers (the “NASD”) and the rules and regulations of the SEC.  These Rules are attached as Exhibit A.  The Committee must be comprised solely of independent directors.  In addition, at least one member of the Committee will possess accounting or financial management experience or background which results in that Committee member being financially sophisticated, as defined by the NASD, and who shall be an “audit committee financial expert” as defined by the SEC.  The Board shall designate one member as Chair of the Committee.

Meetings

The Committee shall hold meetings as deemed necessary or desirable by the Chair of the Committee.  In addition to such meetings of the Committee as may be required to perform the functions described under “Duties and Powers” below, the Committee shall meet at least annually with the chief financial officer, the internal auditors and the independent accountants to discuss any matters that the Committee or any of these persons or firms believe should be discussed.  The Committee may, at its discretion, meet in executive session with or without the presence of the independent accountants, the internal auditors or corporate officers.

Duties and Powers

The following shall be the principal recurring functions of the Committee in carrying out its oversight responsibilities.  The functions are set forth as a guide with the understanding that the Committee may modify or supplement them as appropriate.

Independent Accountants

1.

Review the performance of the independent accountants and be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.  The outside auditor for the Corporation remains ultimately accountable to the Board of Directors and the Committee.  The Board of Directors has the ultimate authority to select, evaluate and, where appropriate, replace the outside auditor, or to nominate the outside auditor to be proposed for shareholder approval in any proxy statement.

2.

Ensure that the independent accountants prepare and deliver at least annually a formal written statement delineating all relationships between the independent accountants and the Corporation addressing at least the matters set forth in Independence Standards Board, Standard No. 1, Independence Discussions with Committees, as amended.

3.

Discuss with the independent accountants any disclosed relationships or services that may impact the objectivity and independence of the independent accountants and recommend that the Board take appropriate action in response to the independent accountants’ report to satisfy itself of the independent accountants’ independence.

4.

Obtain from the independent auditors assurance that the audit was conducted in accordance with auditing standards generally accepted in the United States and rules and regulations set forth in Section 10A of the Securities Exchange Act of 1934, as amended.

5.

Review the fees charged by the independent accountants.

6.

Establish policies and procedures concerning the provision of audit and permitted non-audit services for the Corporation’s independent auditors, as set forth in Exhibit B.

7.

Review and evaluate the lead partner of the independent auditors, and ensure the rotation of audit partners as required by law.  Set clear hiring policies for employees or former employees of the independent auditor that are consistent with Section 10(A)(1) of the Exchange Act.

8.

Periodically obtain and review a report by the Company’s independent auditors describing: (i) the firm’s internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

Internal Auditors

9.

Consult with management before the appointment or replacement of the internal auditors.

10.

Review with the internal auditors the significant reports to management prepared by the internal auditors and management’s responses thereto, and also such other reports or matters as the internal auditors deem necessary or desirable.

11.

Consider and review with the Company’s independent auditors and management: (i) the adequacy and effectiveness of the Company’s disclosure controls and procedures and other internal controls; (ii) all significant deficiencies in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data; (iii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; (iv) the adequacy and effectiveness of those portions of the Company’s Code of Ethics that relate to the integrity of the Company’s financial reporting; and (v) the related findings and recommendations of the Company’s independent auditors together with management’s responses.

Financial Statement and Reports

12.

Receive and review from management and the independent accountants a timely analysis of significant financial reporting issues and practices.

13.

Discuss with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Committees, as amended.

14.

Meet with management, the internal auditors and/or the independent accountants to:

(i)

review the annual audit plans of the independent accountants (including the audit budget and adequacy of compensation and staffing);

(ii)

discuss the annual consolidated financial statements;

(iii)

discuss any significant matters arising from any audit or report or communication referred to in items 8, 9 or 10 above relating to the consolidated financial statements;

(iv)

discuss significant proposed or contemplated changes to the Corporation’s accounting principles, policies, controls, procedures, practices and auditing plans; and

(v)

inquire about significant risks and exposures, if any, and the steps taken to monitor and minimize such risks.

Reporting and Recommendations

15.

Determine, based on the reviews and discussions noted above, whether to recommend to the Board that the audited financial statements be included in the Corporation’s Annual Report on Form 20-F for filing with the SEC.

16.

Review the quarterly financial statements with financial management and the independent auditors prior to the filing of the Corporation’s Interim Reports on Form 6-K (or prior to the press release of results, if possible) to determine that the independent auditors do not take exception to the disclosure and content of the financial statements, and discuss any other matters required to be communicated to the Committee for purposes of this review.

17.

Prepare any report, including any recommendation of the Committee, required by the rules of the SEC to be included in the Corporation’s annual proxy statement.

18.

Maintain minutes or other records of meetings and activities of the Committee.

19.

Report its activities to the Board on a regular basis and make such recommendations with respect to the above and other matters and take such other actions as the Committee or the Board may deem necessary or appropriate.

20.

Report the name of every Committee member below the Committee report.

21.

Certify that:

(i)

the Committee has adopted a formal written Committee charter and that the Committee annually reviews and reassesses the charter’s adequacy.

(ii)

The Committee has and will continue to have at least three members, and that the Committee consists and will continue to consist solely of independent directors who meet the NASD and Exchange Act independence and financial literacy requirements.

(iii)

The Committee has and will continue to have at least one director with special accounting or management experience or background which results in financial sophistication, as defined by NASD, and is an “audit committee financial expert” as defined by the SEC..

22.

Include a copy of this charter in the annual report to stockholders or the proxy statement (effective for year ending December 31, 2000) at least triennially or the year after any significant amendment to the charter.

23.

Report the results of the annual audit to the Board.  If requested by the Board, invite the independent accountants to attend the full Board meeting to assist in reporting the results of the annual audit or to answer other directors’ questions.  Alternatively, the other directors, particularly the other independent directors, may be invited to attend the Committee meeting during which the results of the annual audit are reviewed.

24.

Prepare any report the SEC requires the Corporation publish in its annual proxy statement, including but not limited to a report of the Committee placed in the Corporation’s proxy statement for its annual meeting of stockholders, disclosing whether (1) the Committee has reviewed and discussed with management and the independent accountants, as well as discussed within the Committee (without management or the independent accountants present) the financial statements and the quality of accounting principles and significant judgements affecting the financial statements; (2) the Committee discussed with the accountants the independence of the accountants; and (3) based upon the Committee’s review and discussions with management and the independent accountants, the Committee had recommended to the Board that the Corporation include the audited financials in its annual Form 20-F report.

25.

Review and discuss with management and the Company’s independent auditors the accounting policies that may be viewed as critical, and review and discuss any significant changes in the accounting policies of the Company and any potential changes in accounting, auditing, review and financial reporting standards and regulations promulgated by authoritative standard setting or regulatory bodies that may have a significant impact on the Company’s financial reports. Inquire of and consider the Company’s independent auditors’ views about management’s choices among alternative accounting principles and the quality (not just the acceptability) of the Company’s accounting principles as applied in its financial reporting.

26.

Review and discuss with management and the Company’s independent auditors any transactions or courses of dealing with related parties (e.g., including significant shareholders of the Company, directors, corporate officers or other members of senior management or their family members). In such review, consider: (i) the financial accounting accorded the transaction(s) or course of action; (ii) whether the terms or other aspects of the transaction(s) differ from those that would likely be negotiated with independent parties; and (iii) whether the proposed disclosure of the transaction(s) or course of dealing, if any, is in accordance with generally accepted accounting principles. Upon completion of such review, the Committee shall either approve or disapprove each reviewed related party transaction(s) or course of action and refer such recommendations to the Company’s Board of Directors.

Resources and Authority

The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to engage independent accountants for special audits, review and other procedures and to retain special counsel and other experts or consultants.  Although the Committee has the powers and responsibilities this charter establishes, the Committee has no duty to:

(i)

plan or conduct audits.  The Corporation’s independent accountants are responsible for planning and conducting audits.

(ii)

determine that the Corporation’s financial statements are accurate, complete, or produced according to generally accepted accounting principles.  The Corporation’s management has this responsibility.

(iii)

ensure that the Corporation complies with all laws, regulations, and the Corporation’s code of ethical conduct.  These responsibilities also rest with the Corporation’s management.

Annual Review

The Committee shall review, on at least an annual basis, this Charter and the scope of the responsibilities of this Committee.  Any proposed changes, where indicated, shall be referred to the Board for appropriate action.

Exhibit A

Independence Requirement

1.

The “independence” requirements are as follows:

(i)

No Committee member may have a business relationship with the Corporation.  A person has a “business relationship” if she or he is partner in, or a controlling shareholder or executive officer of, any for-profit business organization to which the Corporation made, or from which the Corporation received, payments (other than those arising solely from investments in the Corporation’s securities) that exceed five percent of the Corporation’s or business organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years.

(ii)

No Committee member may be an employee of the Corporation.  Anyone currently employed by the Corporation or any affiliate, or employed during the past three years by the Corporation or any affiliate qualifies as an “employee.”

(iii)

No Committee member may have received any compensation from the Corporation or any of its affiliates in excess of $60,000 during the previous fiscal year, excluding compensation for Board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(iv)

No immediate family member of an executive officer of the Corporation or any affiliate may qualify as “independent.”  Any immediate family member of anyone employed as an executive by the Corporation or any affiliate within the past three years also fails to qualify as “independent.”  A person’s immediate family includes his or her spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in that individual’s home.

(v)

No Committee member may serve as an executive of another entity where any of the Corporation’s executives belongs to the compensation committee.

2.

Exceptions to the Independence Requirement:

(i)

One director who is not “independent” and is not a current employee or an immediate family member of such employee, may be appointed to the Committee, if the Board, under “exceptional and limited circumstances,” 1 determines that membership on the Committee by the individual is required by the best interests of the Corporation and its shareholders.  A Corporation may appoint to its Committee one non-independent director only in exceptional and limited circumstances.

(ii)

The board must disclose, in the next annual Proxy Statement subsequent to such determination, the nature of the relationship and the reasons for that determination.

DORSEY & WHITNEY
SUITE 3008, ONE PACIFIC PLACE
ADMIRALTY, 88 QUEENSWAY
HONG KONG

Financial Literacy Requirement

A person qualifies as “financially literate” if he or she can read and understand fundamental financial statements or will become able to read and understand fundamental financial statements within a reasonable time after his or her appointment to the Committee.  Fundamental financial statements include the Corporation’s balance sheet, income statement, and cash flow statement.

Financial Expertise Requirement

A person meets the “financial expertise” requirement if she or he has (i) past employment experience in finance or accounting, and (ii) professional certification in accounting or other comparable experience or background, including past employment as a Chief Executive Officer, Chief Financial Officer, of other senior officer with financial oversight responsibilities.

Grandfather Clause and Deadline

Any member of the Committee not presently financially literate must meet the financial literacy requirements within a “reasonable time.”2

  Companies have until June 14, 2001 to comply with the Committee composition requirements, including the number of independent directors, the applicable independence, financial literacy and financial expertise standards.3

DORSEY & WHITNEY
SUITE 3008, ONE PACIFIC PLACE
ADMIRALTY, 88 QUEENSWAY
HONG KONG

Exhibit B

Grand Toys International Limited

Audit Committee Policy and Procedures for the
Provision of Audit and Permitted Non-Audit Services
by the Independent Auditors

Purpose

The purpose of this Audit Committee Policy and Procedures for the Provision of Audit and Permitted Non-Audit Services by the Independent Auditors (the “Policy”) is to ensure that (i) Grand Toys International Limited (the “Company”) only engages its independent auditors (the “Independent Auditors”) to provide permissible non-audit services and (ii) the Company’s Audit Committee pre-approves, in accordance with SEC rules and applicable law, all audit and non-audit services to be provided by the Independent Auditors.

Company Policy

It is the policy of the Company that all services provided by the Independent Auditors shall be pre-approved by the Audit Committee of the Board of Directors (the “Board”) of the Company (the “Audit Committee”), subject to the Audit Committee’s limited delegation of authority as set forth below.  The Independent Auditors shall not be engaged to provide, and shall not at any time perform, any non-audit services prohibited by the Sarbanes-Oxley Act of 2002 or the rules and regulations adopted thereunder.  The Independent Auditors shall not be engaged to provide any non-audit service that places the Independent Auditors in the position of auditing their own work or being an advocate for the Company or that results in the Independent Auditors acting as management or employees of the Company.

Provision of Audit and Permitted Non-Audit Services

The Independent Auditors will provide the Audit Committee with an engagement letter during the first quarter of each fiscal year outlining the scope of the audit services proposed to be performed during the fiscal year and the estimated fees for such services.

Pre-approval of audit and permitted non-audit services may be given by the Audit Committee at any time up to one year before the commencement of such services by the Independent Auditors.  Pre-approval must be detailed as to the particular services to be provided.  Pre-approval may be given for a category of services, provided that (i) the category is narrow enough and detailed enough that management of the Company will not be called upon to make a judgment as to whether a particular proposed service by the Independent Auditors fits within such pre-approved category of services and (ii) the Audit Committee also establishes a limit on the fees for such pre-approved category of services.  Pre-approval of a category of services must not result in the delegation to Company management of the Audit Committee’s authority to pre-approve all audit and non-audit services to be provided by the Independent Auditors.

With respect to each proposed non-audit service or category of non-audit services, the Independent Auditors shall provide to the Audit Committee a statement as to whether, in their view, the proposed service or category of services is consistent with the SEC’s rules on auditor independence, along with detailed information to allow the Audit Committee to make a well-reasoned assessment of the impact of such service or category of services on the independence of the Independent Auditors.

The Chairman of the Audit Committee shall have, and the Audit Committee may delegate to any other member of the Audit Committee, the authority to grant pre-approval of permitted non-audit services to be provided by the Independent Auditors between Audit Committee meetings; provided, however, that any such pre-approval shall be presented to the full Audit Committee at its next scheduled meeting.

Prohibited Non-Audit Services

A list of the SEC’s prohibited non-audit services is attached to this policy as Exhibit 1.  The SEC’s rules and relevant guidance should be consulted to determine whether a particular service constitutes a prohibited service.  Generally, provision by the Independent Auditors of pre-approved tax services such as tax compliance, tax planning and tax advice should not impair the independence of the Independent Auditors.  However, the Audit Committee shall not permit the retention of the Independent Auditors in connection with a transaction, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations and interpretations.

De Minimus Exception

Although it is the policy of the Company to have the provision of all non-audit services by the Independent Auditors pre-approved, the pre-approval requirements contained in this Policy may be waived with respect to the provision of non-audit services for the Company, if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent ([  ]) of the total amount of revenues paid by the Company to the Independent Auditors during the fiscal year in which the non-audit services are provided;

(ii)

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)

such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.

Disclosure to Investors

The approval by the Audit Committee of non-audit services to be performed by the Independent Auditors shall be disclosed to investors in the Company’s periodic reports as required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Review of Non-Audit Services by the Audit Committee

The Audit Committee shall review at each regularly scheduled Audit Committee meeting:

(i)

the non-audit services that have been pre-approved since its last regularly scheduled meeting;

(ii)

a summary (including fees) of the audit and permitted non-audit services provided by the Independent Auditors since its last regularly scheduled meeting and for the current fiscal year; and

(iii)

a projection by Company management of the estimated annual fees to be paid by the Company to the Independent Auditors for the current fiscal year for (a) audit fees, (b) audit-related fees, (c) tax fees and (d) all other fees.

2

Exhibit 1

Prohibited Non-Audit Services

▪

Bookkeeping or other services related to the accounting records or financial statements of the Company*

▪

Financial information systems design and implementation*

▪

Appraisal or valuation services, fairness opinions or contribution-in-kind reports*

▪

Actuarial services*

▪

Internal audit outsourcing services*

▪

Management functions

▪

Human resources

▪

Broker-dealer, investment adviser or investment banking services

▪

Legal services

▪

Expert services unrelated to the audit

*  Provision of these services is permitted if it is reasonable to conclude that the results of these services will not be subject to audit procedures.  However, there is a rebuttable presumption that these services will be subject to audit procedures, and materiality is not an appropriate basis upon which to overcome this presumption because materiality is itself a matter of audit judgment.

3

ANNEX C

EXCHANGEABLE NOTE SUBSCRIPTION AGREEMENT

DATED THIS 28th DAY OF FEBRUARY, 2005

GRAND TOYS INTERNATIONAL LIMITED

AND

CENTRALINK INVESTMENTS LIMITED

SUBSCRIPTION AGREEMENT

relating to an Exchangeable Note
in a principal amount of
seven million six hundred and seventy five thousand United States dollars (US$7,675,000)
of

GRAND TOYS INTERNATIONAL LIMITED

4

CONTENT

Clause

Heading

Page

1.

INTERPRETATION

2.

SUBSCRIPTION

3.

CONDITIONS PRECEDENT

4.

WARRANTIES

5.

UNDERTAKINGS

6.

COMPLETION

7.

GENERAL

8.

NOTICES

9.

GOVERNING LAW

SCHEDULE 1  PARTICULARS OF THE COMPANY AS AT COMPLETION

SCHEDULE 2  WARRANTIES

SCHEDULE 3  CONDITIONS

1.

INTERPRETATION

2.

MATURITY

3.

STATUS AND TRANSFER

4.

INTEREST

5.

PAYMENTS

6.

VOLUNTARY PREPAYMENT

7.

EXCHANGE

8.

PROTECTION OF THE NOTEHOLDER

9.

EVENTS OF DEFAULT

10.

REPLACEMENT NOTE

11.

NOTICES

12.

AMENDMENT

13.

GOVERNING LAW AND JURISDICTION

14.

RELEASE

15.

COUNTERPARTS

SCHEDULE 4  FORM OF NOTE CERTIFICATE

SCHEDULE 5  DISCLOSURE LETTER

THIS AGREEMENT is made on the 28th day of February, 2005

BETWEEN:

(1)

GRAND TOYS INTERNATIONAL LIMITED, a company incorporated in Hong Kong and whose registered office is situated at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong (the “Company”); and

(2)

CENTRALINK INVESTMENTS LIMITED, a company formed under the laws of the British Virgin Islands and whose registered office is situated at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong (the “Subscriber”).

WHEREAS:

(A)

The Company was incorporated in Hong Kong and, as at the date of this Agreement, has an authorised share capital of HK$ one hundred million (100,000,000) divided into one hundred million (100,000,000) shares of one Hong Kong dollar (HK$1.00) each and an issued share capital of fifteen million five hundred and eighty-nine thousand, two hundred and eighty-four Hong Kong dollars (HK$15,589,284) divided into fifteen million five hundred and eighty-nine thousand two hundred and eighty-two (15,589,282) ordinary shares and two (2) non-voting deferred shares.  Further particulars of the Company as at the date of this Agreement are set out in Part A of Schedule 1.

(B)

The Company has agreed to issue, and the Subscriber has agreed to subscribe for, the Note upon the terms set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:

INTERPRETATION

A.

In this Agreement, including the recitals, the Schedules and the Conditions, unless the context otherwise requires, the following words and expressions shall have the meanings set opposite them:

“Accounts”

means the unaudited consolidated interim financial statements of the Group at the Accounts Date for the nine months ended on that date including all notes annexed thereto;

“Accounts Date”

means 30 September 2004;

“Acquisition Sub”

means IPI Acquisition Corp., a Delaware corporation and wholly-owned Subsidiary of Grand Toys International, Inc. Acquisition Sub’s name shall be changed to International Playthings, Inc. upon completion of the IPI Acquisition.

“ADS Holders”

means holders of the Grand ADSs;

“Annual General Meeting”

means the 2005 annual general meeting of the Shareholders;

“Articles”

means the articles of association of the Company;

“Associate”

means:

(a)

in relation to an individual:

(i)

his spouse and any child or step-child under the age of eighteen (18) years of the person or of his spouse (“family interests”);

(ii)

the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object;

(iii)

any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of thirty (30) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company; and

(b)

in relation to a company, any other company which is its Subsidiary or holding company or is a fellow Subsidiary of any such holding company or one in the equity capital of which it and/or such other company or companies taken together are directly or indirectly interested so as to exercise or control the exercise of thirty (30) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors;

“Business Day”

means a day (other than Saturday or Sunday) on which licensed banks are generally open for business in Hong Kong;

“Citibank”

means Citibank F.S.B.;

“Companies Ordinance”

means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

“Completion”

means completion of the issue of the Note pursuant to Clause 6.01;

“Completion Date”

means the first Business Day on which the Conditions Precedent are satisfied or waived (or such other date as agreed in writing by the Company and the Subscriber), but in no event later than March 1, 2005;

“Completion Payment”

means the amount of US$ seven million and four hundred thousand (US$7,400,000);

“Conditions”

means the terms and conditions of the Note as annexed to Schedule 3;

“Conditions Precedent”

means the conditions precedent set out in Clause 3.01;

“Exchange”

means the exchange of the Note for Preference Shares pursuant to Condition 6 or 7;

“Exchange Notice”

means a notice given by the Noteholder to the Company pursuant to Clause 6.01 of Schedule 3;

“Funded Debt”

means up to US$ ten million (US$10,000,000) of indebtedness of Acquisition Sub advanced by Citibank from time to time pursuant to that certain letter, dated February 2, 2005 between Citibank and Acquisition Sub and the related Master Note, dated February 28, 2005 made by Acquisition Sub to Citibank, including, without limitation, the indebtedness of IPI to Citibank to be assumed by Acquisition Sub in connection with the completion of the IPI Acquisition;

“Grand ADSs”

means the Company’s American depositary shares, each representing beneficial ownership of one Share of the Company;

“Group”

means the Company and its consolidated Subsidiaries;

“HK$”

means Hong Kong dollars;

“Hong Kong”

means the Hong Kong Special Administrative Region of the People’s Republic of China;

“IPI”

means International Playthings, Inc., a company incorporated under the laws of the State of New Jersey and whose registered office is at 75 Lackawanna Avenue, Parsippany, New Jersey 07054;

“IPI Acquisition”

means the acquisition of certain assets of IPI by Acquisition Sub;

“IPI Purchase Agreement”

means that certain Asset Purchase Agreement, dated 28 February 2005, by and among Acquisition Sub, the Company, IPI, Cambitoys LLC, Ted Kiesewetter, Michael Varda and John Jordan;

“knowledge”

means, with respect to the Company, the actual knowledge of facts or circumstances by any member of the board of directors or any executive officer of any member of the Group.

“NASDAQ”

means The NASDAQ SmallCap Market;

“Note”

means the exchangeable note to be issued by the Company on the terms set out in this Agreement in the Principal Amount and the form of certificate for the Note as specified in Schedule 4;

“Permitted Liens”

means liens for taxes not yet due or payable; inchoate mechanic and materialmen liens for construction in progress; inchoate workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the ordinary course of business; liens granted to secure the Funded Debt; and minor imperfections of title which do not, individually or in the aggregate, (i) have a material adverse effect on the Group taken as a whole, or (ii) materially impair the current business operations conducted on the affected property of the Group taken as a whole;

“PRC”

means the People’s Republic of China, which for the purpose of this Agreement shall exclude Hong Kong, Taiwan and the Macau Special Administrative Region of the People’s Republic of China;

“Preference Shares”

means two million (2,000,000) Series A Convertible Preference Shares of HK$1.00 each in the capital of the Company and all other (if any) shares resulting from any sub-division, consolidation or re-classification thereof;

“Preference Shareholders”

means holders of Preference Shares;

“Principal Amount”

means the amount of US$ seven million six hundred and seventy five thousand (US$7,675,000);

“Securities Act”

means the United States Securities Act of 1933, as the same shall be amended from time to time or any successor statute thereto;

“Shareholders”

means holders of Shares;

“Shares”

means ordinary shares of HK$1.00 each in the capital of the Company;

“Subsidiary”

has the meaning ascribed to it under section 2 of the Companies Ordinance and “holding company” shall also be construed according to such section;

“Taxation”

means:

(a)

any liability to any form of taxation whenever created or imposed and whether of Hong Kong or the PRC or of any other part of the world and, without prejudice to the generality of the foregoing, includes profits tax, provisional profits tax, property tax, estate duty, capital duty, stamp duty, payroll tax, withholding tax, rates, customs and excise duties and generally any tax, duty, impost, levy or rate or any amount payable to the revenue, customs or fiscal authorities whether of Hong Kong or the PRC or of any other part of the world;

(b)

an amount equal to any deprivation or loss of any relief, allowance, set-off, deduction in computing profits, or right to repayment of any sum granted by or pursuant to any legislation concerning or otherwise relating to paragraph (a) above; and

(c)

all costs, interests, penalties, charges and expenses incidental or relating to paragraph (a) above or to any relief, allowance, set-off or deduction in computing profits or right to repayment of paragraph (b) above to the extent that the same is/are payable or suffered by any member of the Group;

“US$”

means United States dollars; and

“Warranties”

means the representations, warranties and undertakings on the part of the Company or the Subscriber, as the case may be, and, in the case of the Company, the Warranties set forth in Schedule 2.

1.02  In this Agreement, unless the context otherwise requires, any reference to a “Clause” or a “Schedule” or a “Condition” is a reference to a clause, a schedule to or a condition of this Agreement and, unless otherwise indicated, includes all the sub-clauses of that clause, schedule or condition.

1.03  In this Agreement, words importing the singular include the plural and vice versa, words importing one gender include both genders and the neuter and references to persons include bodies corporate or unincorporate.

1.04 The headings and the table of contents in this Agreement are for convenience only and shall not affect its interpretation.

1.05  References to statutory provisions shall be construed as references to those provisions as respectively amended or re-enacted (whether before or after the date hereof) from time to time and shall include any provision of which they are re-enactments (whether with or without modification) and any subordinate legislation made under such provisions.

1.06  Reference to times of a day are to Hong Kong time.

2.       SUBSCRIPTION

2.01  Subject to Clause 3, the Company hereby agrees to issue, and the Subscriber agrees to subscribe for, the Note.

2.02   Each of the Company and the Subscriber agrees and acknowledges that all references in this Agreement to the “Noteholder” mean a reference to the Subscriber; and all rights, benefits, obligations and duties that are owed to, or by, the “Subscriber” under this Agreement, and to, or by, the “Noteholder” under the Conditions, shall be equally owed to, or by, the Subscriber.

3.       CONDITIONS PRECEDENT

3.01  The Subscriber’s obligation to subscribe for, and the Company’s obligation to issue, the Note pursuant to Clause 2.01 shall be conditional on the prior satisfaction or waiver of each of the following:

(a) the completion of the IPI Acquisition occurring, save only for payment of the cash consideration due to the relevant sellers under the IPI Purchase Agreement;

(b)  the agreement of Citibank to the transfer to Acquisition Sub of IPI’s indebtedness to Citibank, advanced pursuant to that certain Agreement and Master Note, each dated July 2, 2004 in the maximum amount of US$13,500,000, or an agreement between Citibank and Acquisition Sub pursuant to which Citibank will advance some or all of the Funded Debt on terms substantially similar in all material respects to IPI’s indebtedness to Citibank, in either case without any requirement that the Subscriber or any of its Associates (including without limitation, Mr. Jeff Hsieh), other than Acquisition Sub, issue guarantees for the repayment of such Funded Debt;

(c)  the approval by the board of directors of the Company, including the special committee thereof, of the issuance, and the terms and conditions, of the Note;

(d)  the approval by the board of directors of the Company, including the special committee thereof, subject to the approval of the Shareholders at the Annual General Meeting, of the issuance, and the terms and conditions, of the Preference Shares including, without limitation, their convertibility into Shares and subsequently into Grand ADSs;

(e)  the approval by the board of directors of the Company of the agenda of the Annual General Meeting, which shall include, inter alia, resolutions to be proposed in relation to:

(i) the issuance, and the terms and conditions, of the Preference Shares including, without limitation, their convertibility into Shares and subsequently into Grand ADSs;

(ii)  the enlargement of the board of directors of the Company, pursuant to article 80 of the Articles, to no more than ten (10) persons; and

(iii)  an amendment of the articles 94 and 95 of the Articles to require that all directors retire from office at each annual general meeting of the Company.

3.02  Subject to Clause 7.03, if any of the Conditions Precedent shall not have been fulfilled or waived by the Subscriber or the Company on or prior to March 1, 2005, this Agreement and everything herein contained, save for Clauses 7.02 and 7.03, shall be deemed to be terminated and neither party shall have any claim of any nature whatsoever against the other party.

4.  WARRANTIES

4.01  Subject to the provisions in this Clause 4, the Company represents, warrants and undertakes to the Subscriber that each of the Warranties set forth in Schedule 2 of the Company is, in all material respects, true, accurate and not misleading as at the date of this Agreement; provided, however, that the Company makes no representation, warranty or undertaking regarding Playwell International Limited, Gatelink Mould Engineering Limited, Asian World Enterprises Co. Ltd., Great Wall Alliance Limited or Hong Kong Toy Centre Limited prior to August 16, 2004, and any representation, warranty or undertaking relating to any such entity is made, in part, in reliance on the representations and warranties of Subscriber set forth in that certain Subscription and Exchange Agreement by and among the Grand Toys International, Inc., the Company and the Subscriber, dated November 14, 2003, as subsequently amended.

4.02  The Company and the Subscriber, as the case may be, undertake to indemnify the other party against any loss, damage, reasonable cost or expense (including reasonable legal or other costs) howsoever arising from, relating to or resulting from any breach of any of the Warranties of the Company or the Subscriber, as the case may be, or such loss, damage, reasonable cost and expense arising out of, or relating to, the following:

(a) any cost of correcting or restoring the subject matter to the warranted state or condition; and

(b) any difference in value between, on the one hand, the actual value of the subject matter of any Warranty at the date of this Agreement and, on the other hand, the value it would have had if there had been no breach of the relevant Warranty.

4.03  If at any time before the Completion Date, any of the Warranties is found to be materially incorrect or has not been duly and promptly fulfilled or performed in a material respect, or is incapable of due and prompt fulfilment or performance by the Company, then the Subscriber may, in its sole discretion, by notice in writing to the Company, rescind or terminate this Agreement in respect of the Subscriber’s obligation to subscribe for the Note without prejudice to any claim that the Subscriber has or may have against the Company.

4.04  The Company’s and the Subscriber’s maximum aggregate liability to the other party in respect of all breaches of this Agreement, including claims made by the Subscriber or the Company for breach of any Warranty pursuant to this Clause 4 shall not exceed the amount of the Completion Payment reduced, in the case of the Company by the amount of any payments of the Principal Amount made by it under the Note.

4.05  Neither the Subscriber nor the Company shall have any liability under this Agreement and/or the Note, unless:

(a) the amount of a single claim under this Agreement and/or the Note, including (without limitation) for breach of any Warranty, exceeds US$250,000; and

(b) the amount of such claim under Clause 4.05(a) (when aggregated with the amount of any other such claim or claims for breach of Warranties then or previously made hereunder) exceeds US$1,000,000, in which event the whole of such claim and all previous claims shall be recoverable in full.

4.06  Neither the Subscriber nor the Company shall have any liability in respect of any breach of this Agreement, including any claim by the Subscriber or the Company for breach of any Warranty pursuant to this Clause 4, unless the Subscriber or the Company, as the case may be, shall have given notice in writing to the other party of such claim specifying (in reasonable detail) the matter which gives rise to the claim, the nature of the claim and the amount claimed in respect thereof not later than the first anniversary of the Completion Date.

4.07  The Subscriber hereby represents and warrants and covenants to the Company that:

(a) the Subscriber has been validly incorporated or established pursuant to the laws of British Virgin Islands, all legal and procedural requirements and all other formalities concerning the said incorporation or establishment have been duly and properly complied with and, if and as applicable, is in good standing;

(b) it has full corporate power to enter into, and exercise its rights and perform its obligations under, this Agreement and all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations under this Agreement have been duly taken and this Agreement shall, when executed, be a legal, valid and binding agreement upon it and be enforceable in accordance with its terms; and

(c) the execution, delivery or performance of this Agreement by it does not, and will not, violate, in any respect, any provision of:

(i) any law or regulation or any order or decree of any governmental authority, agency or court of Hong Kong or elsewhere;

(ii) the laws and documents incorporating and constituting it;

(iii) the Subscriber’s memorandum and articles of association; or

(iv) any other agreement or other undertaking to which the Subscriber is a party or which is binding upon it or any of its assets, and such execution, delivery or performance does not, and will not, result in the creation or imposition of any encumbrance on the assets of the Subscriber pursuant to the provisions of any such agreement or other undertaking.

4.08  The Subscriber Acknowledges that the Note is, and the Preference Shares issuable upon the exchange of the Note and the Shares and Grand ADSs issuable upon conversion of the Preference Shares will be, offered and sold to the Subscriber in reliance on specific exemptions from the registration requirements of United States federal and state securities laws, including those available under Regulation S promulgated under the Securities Act and the sale of this Note, the Preference Shares, the Shares and the Grand ADS have not been registered under the Securities Act or any state or foreign securities laws.  In this regard, the Subscriber represents, warrants and covenants to the Company that:

(a) the Subscriber is not a U.S. Person (as defined Regulation S promulgated under the Securities Act) and is an affiliate (as defined in Rule 501(b) under the Securities Act) of the Company;

(b) at the time of the origination of this Agreement and the date of the execution and delivery of this Agreement, the Subscriber was outside of the United States;

(c) the Subscriber will not, during the distribution compliance period (as defined in Regulation S), offer, sell, pledge or otherwise transfer the Note, the Preference Shares, the Shares or the Grand ADSs in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S or the registration requirements of the Securities Act;

(d) the Subscriber has not in the United States, engaged in, and prior to the expiration of the distribution compliance period will not engage in, any short selling of or any hedging transaction with respect to the Grand ADSs, including without limitation, any put, call or other option transaction, option writing or equity swap, except for the exchange of the Note for Preference Shares and the conversion of the Preference Shares into Shares or Grand ADS;

(e) neither the Subscriber nor or any person or entity acting on its behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Note, the Preference Shares or the Shares or Grand ADSs issuable upon conversion of the Preference Shares and the Subscriber and any person or entity acting on its behalf have complied and will comply with the “offering restrictions” requirements of Regulation S under the Securities Act;

(f) the offer and sale of the Note has not been, and the issuance of the Preference Shares, the Shares and the Grand ADSs will not be, pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act;

(g) neither the Subscriber nor any person or entity acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Grand ADSs, and the Subscriber agrees not to cause any advertisement of the Note, the Preference Shares, the Shares or the Grand ADSs to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Note, the Preference Shares, the Shares or the Grand ADSs, except such advertisements that include the statements required by Regulation S under the Securities Act, and only offshore and not in the United States or its territories and possessions, and only in compliance with any local applicable securities laws;

(h) neither the Subscriber nor any transferee of the Subscriber will sell or otherwise transfer the Note, the Preference Shares issuable upon exchange of the Note, or the Shares or the Grand ADSs issuable upon conversion of the Preference Shares without registration under the Securities Act or in accordance with an exemption therefrom, and fully understands and agrees that the Subscriber or any such transferee must bear the economic risk of holding the Note, the Preference Shares, the Shares and the Grand ADSs for an indefinite period of time because, among other reasons, the Note, the Preference Shares, the Shares and the Grand ADSs have not been registered under the Securities Act or under the securities laws of certain states or foreign jurisdictions and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless the securities are subsequently registered under the Securities Act and under the applicable securities laws of such states or foreign jurisdictions unless an exemption from such registration is available in the opinion of counsel for the Subscriber, which counsel and opinion are reasonably satisfactory to counsel for the Company; and

(i) the Subscriber is acquiring the Note, and will be acquiring the Preference Shares issuable upon exchange of the Note and the Shares and Grand ADSs issuable upon conversion of the Preference Shares, for the Subscriber’s own account for investment and not with a view to resale or distribution except in compliance with the Securities Act and all other applicable state and foreign securities laws.

4.09  The Note, and each certificate representing the Preference Shares issuable upon exchange of the Note and the Shares and Grand ADSs issuable upon conversion of the Preference Shares shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or state or foreign securities laws:

“THE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)), AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION.  HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

The Subscriber consents to the Company making a notation on its records or giving instructions to any depositary of the Company in order to implement the restrictions on transfer of the Note, the Preference Shares, or the Shares or Grand ADSs as set forth in this Clause 4.08.

4.10  The Subscriber acknowledges that during the course of the negotiation of this Agreement, the Subscriber and its representatives have had the opportunity to ask questions of and receive answers from the Company, and has had access to or has received all written documentation and other information deemed necessary by it for the purpose of evaluating the Company, and the purchase of the Note.  In entering into this Agreement and in purchasing the Note, Subscriber has relied solely upon its own investigation and analysis (and that of its representatives), its own knowledge of the industry in which the Group conducts its business operations and the express representations and warranties of the Company set forth in this Agreement.

5.  UNDERTAKINGS

5.01  The Company undertakes to procure, as soon as practicable after provision by the Subscriber to the Company of a list of nominees acceptable for election as directors, the approval by the board of directors of the Company of the inclusion on the agenda of the Annual General Meeting of a resolution to be proposed in relation to the election of persons to the board of directors of the Company, by way of filling (a) the five (5) vacancies created by the retirement of all incumbent directors at the Annual General Meeting as required by article 94 of the Articles; and (b) subject to the resolution referred to in Clause 3.01(e)(ii) above being passed, all, or such lesser number as the Subscriber may desire, of the new positions created by enlargement of the board of directors, all such persons being reasonably acceptable to Subscriber.

5.02  The Company undertakes to procure the issuance of a notice of the 2005 Annual General Meeting to Shareholders as soon as practicable after the approval referred to in Clause 3.01(d) and provision by the Subscriber to the Company of a list of nominees acceptable for election as directors, together with all information regarding such director nominees reasonably requested by the board of directors of the Company; provided, however, that in the event the Subscriber does not provide such list and information by 15 March 2005, the Company shall issue the notice of the 2005 Annual General Meeting to Shareholders immediately thereafter.

5.03  The Subscriber undertakes to vote all of the Shares or Grand ADSs owned by it in favor of each of the Annual General Meeting matters set forth in Clause 3.01(e).

6.  COMPLETION

6.01  Subject to fulfilment or waiver of the Conditions Precedent pursuant to Clause 3, Completion of the issue of the Note shall take place at 5.00 p.m. on the Completion Date at the offices of Dorsey & Whitney, Suite 3008, One Pacific Place, 88 Queensway, Hong Kong at which time all (but not part only) of the following business shall be transacted:

(a) the Company shall deliver, or procure the delivery of, to the Subscriber one certified true copy of the resolutions of the board of directors of the Company referred to in Clauses 3.01 (c), (d) and (e);

(b) the Company shall deliver to the Subscriber a signed and sealed Note; and

(c) the Subscriber shall pay to the Company or its designees the Completion Payment in full satisfaction of the Principal Amount by wire transfer of immediately available funds to the account or accounts designated by the Company.

6.02  Neither party shall be obliged to perform its obligations under Clause 6.01 unless the other party has complied, or shall simultaneously comply, in full with its obligations under Clause 6.01.

6.03  If the Company on the one hand, or the Subscriber on the other hand, shall be unable to comply with, or shall have otherwise not completed, any of its obligations under Clause 6.01 on the Completion Date, the party not in default may, without prejudice to its other rights:

(a) defer Completion to a date not more than fourteen (14) days after the said date (and so that all the provisions of this Clause 6 shall apply to Completion as so deferred);

(b) proceed to Completion so far as practicable; or

(c) rescind this Agreement with respect to that party’s obligations under this Agreement, and neither party shall have any claim against the other save in respect of Clause 7.03 for any antecedent breach of the terms of this Agreement.

7.  GENERAL

7.01  Except as otherwise provided herein, all provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding Completion except in respect of those matters then already performed.

7.02  Prior to the Completion Date, save for such disclosures or announcements as are required by any regulatory authorities or by law or to the professional advisers and auditors of the parties hereto, neither of the parties hereto shall disclose and/or make any public announcement in relation to the terms of this Agreement or the transactions or arrangements hereby contemplated or herein referred to or any matter ancillary hereto or thereto without the prior written consent of the other party.  Each of the Company and the Subscriber will provide the other with a reasonable opportunity to review any press releases or regulatory filing issued or filed by it prior to its public release or filing and shall consider any reasonable comments made by the other on such press release or filing.  This Clause 7.02 shall survive completion or termination of this Agreement.

7.03  Each party shall bear its own expenses, including legal and financial advisory fees, costs and expenses of whatsoever nature, in respect of the negotiation, structuring and completion of the transactions contemplated by this Agreement.  This Clause shall survive termination of this Agreement (including termination pursuant to Clause 3.02)).

7.04  If at any time one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

7.05  Time shall be of the essence of this Agreement.

7.06  This Agreement shall be binding on, and shall inure for the benefit of, the successors and assigns of the parties to this Agreement but shall not be capable of being assigned by either party without the prior written consent of the other.  This Agreement may not be amended except by written agreement signed by both the Company and the Subscriber.

7.07  This Agreement (together with the documents to be executed as contemplated hereunder) sets forth the entire agreement and understanding between the parties in relation to the transactions contemplated by this Agreement and supersedes and cancels in all respects all previous agreements, term sheets, letters of intent, correspondence, understandings, agreement and undertakings (if any) between the parties to this Agreement with respect to the subject matter hereof, whether written or oral.

7.08  This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.  Either party to this Agreement may enter into this Agreement by signing any such counterpart but shall only be bound by it after it has been delivered.

8.  NOTICES

8.01  Any notice required to be given under this Agreement shall be deemed duly served if served by hand or by facsimile transmission to the addresses provided below or to such other address as may have been last notified in writing by or on behalf of the relevant party to the other party hereto.  Any such notice shall be deemed to be served at the time when left at the address of the party to be served or, if served by facsimile transmission, when sent.  In proving service it shall be sufficient, in the case of service by facsimile transmission, to prove that the transmission was confirmed as sent by the originating machine.

To the Company:

Grand Toys International Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Facsimile No:  +852.2736.2211
Attention:  Mr. Henry Hu, CEO

To the Subscriber:

Centralink Investments Limited
c/o Cornerstone Overseas Investments, Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Facsimile No:  +852.2520.5049
Attention:  Mr. Jeff Hsieh

9.  GOVERNING LAW

9.01  This Agreement is governed by and shall be construed in accordance with the laws of Hong Kong, and the parties hereto hereby submit to the non-exclusive jurisdiction of the courts of Hong Kong in connection herewith but this Agreement may be enforced in any court of competent jurisdiction.

SCHEDULE 1

PARTICULARS OF THE COMPANY AS AT COMPLETION

Company Name:

Grand Toys International Limited

Place of Incorporation:

Hong Kong

Date of Incorporation:

15 October 2003

Company No.:

866120

Authorised Share Capital:

HK$100,000,000 divided into 100,000,000 shares of HK$1.00 each

Issued Share Capital:

HK$15,589,284 divided into 15,589,282 ordinary shares of HK$1.00 each (subject to possible increase prior to Completion in the event of exercise of options and warrants listed on the September 30, 2004 6-K and as set forth on Schedule 5) and two non-voting deferred shares of HK$1.00 each

Directors:

Henry Hu
Elliot Bier
Michael Josef Kron
Robert Laverdure
Thomas J. Mitchell

Business:

Holding company

S1-1

SCHEDULE 2

WARRANTIES

1.

General Information

(A)

The Company has full corporate power to enter into this Agreement and to exercise its rights and perform its obligations under this Agreement and, except for the approval by the Shareholders of the actions contemplated by Clauses 3.01 (d) and (e), all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations under this Agreement have been duly taken.

(B)

The execution, delivery or performance of this Agreement by the Company does not, and shall not, violate, in any respect, any provision of:

(a)

any law or regulation or any order or decree of any governmental authority, agency or court applicable to the Company except such violations that would not have a material adverse effect on the business or financial condition of the Group taken as a whole;

(b)

the Company’s Articles; or

(c)

any other agreement or other undertaking to which any member of the Group is a party or which is binding upon it or any of its assets, except such violations that would not have a material adverse effect on the business or financial condition of the Group taken as a whole, and such execution, delivery or performance does not, and shall not, result in the creation or imposition of any encumbrance on a substantial portion of the assets of any member of the Group pursuant to the provisions of any such agreement or other undertaking.

(C)

The information and particulars in respect of the Company set out in Schedule 1 are true and accurate in all material respects.  Each member of the Group (other than the Company) is a direct or indirect wholly-owned Subsidiary of the Company and all shares held by any member of the Group in any other member of the Group are beneficially owned by such member and are credited as fully paid free from any liens, charges, encumbrances and other third party rights other than Permitted Liens.

(D)

All issued shares in the capital of each member of the Group have been duly issued, allotted and credited as fully paid up.

(E)

Except for shares held by any member of the Group in any other member of the Group, no member of the Group directly or indirectly holds or beneficially owns any equitable, financial, management or other interest in any person (including any company, partnership, unincorporated company or association).

(F)

As at the date of this Agreement, no member of the Group has any branch, agency, place of business or any permanent establishment in any country other than Hong Kong, the PRC, Canada and the United States.

(G)

The minute books of directors’ meetings and of shareholders’ meetings of each member of the Group contain full and accurate records in all material respects of all resolutions passed by the board of directors and the shareholders, respectively, of such member.

2.

Note

(A)

The Note shall be issued free from any liens, charges and encumbrances or third-party rights of whatsoever nature in accordance with the Articles and in compliance with all relevant laws of Hong Kong.

(B)

Subject to shareholder approval of the issuance of the Preference Shares upon exchange of the Note and the issuance of the Shares upon conversion of the Preference Shares, the Company has full power and authority to issue the Note and does not require any consent from any third party.

(C)

Save and except for the Note and as set forth on Schedule 5, there is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting any part of the issued or unissued share capital of any member of the Group except those imposed by the holders of the Grand ADSs and there is no agreement or commitment by any member of the Group to give or create any of the foregoing and, to the actual knowledge of the Company, no written claim has been made by any person to be entitled to any of the foregoing which has not been waived in its entirety or satisfied in full.

(D)

Except as set forth in the Company’s report on Form 6-K for the quarter ended September 30, 2004, as filed with the United States Securities and Exchange Commission (the “September 2004 6-K”), the IPI Purchase Agreement, as set forth on Schedule 5 and the Note, there is no agreement or commitment outstanding which calls for the allotment or issue of, or accords to any person the right to call for the allotment or issue of, any shares in, or debentures of, any member of the Group.

3.

Regulatory Compliance

(A)

Each member of the Group has been validly incorporated or established pursuant to the laws of its country of incorporation or establishment, all legal and procedural requirements and all other formalities concerning the said incorporation or establishment have been duly and properly complied with and, if and as applicable, each such member is in good standing, subject to such exceptions as would not have a material adverse effect on the business or financial condition of the Group taken as a whole.

(B)

All corporate or other documents required to be filed or registered in respect of each member of the Group with the authorities in the place of incorporation or establishment of such member have been duly filed, except where the failure to file or register would not have a material adverse effect on the business or financial condition of the Group taken as a whole.

(C)

The statutory books of each member of the Group have been properly written up in all material respects and no member of the Group has received in writing any application or request for rectification of its register of shareholders and compliance has been made in all material respects with all other applicable regulatory requirements concerning each such member and all issues of shares, debentures or other securities by each such member.

(D)

To the knowledge of the Company, each member of the Group has complied, in all material respects, with all publicly available legislation and obtained all necessary licences, consents and other permissions and approvals which are material to its business whether in the country, territory or state in which it is incorporated, established or operating (including, but without limitation, legislation relating to companies and securities, real property, Taxation and prevention of corruption) and each member of the Group has complied in all material respects with all applicable regulatory requirements in relation to any transactions to which it has been a party prior to the date of this Agreement, except in each such case where such non-compliance or failure to obtain would not have a material adverse effect on the business or financial condition of the Group taken as a whole.

(E)

To the knowledge of the Company, each of its filings with the United States Securities and Exchange Commission comply, in all material respects, as to form, with the provisions of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder and do not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(F)

To the knowledge of the Company, all material licenses, consents and other permissions and approvals required for or in connection with the carrying on of the business now being carried on by each member of the Group are in full force and effect and have been duly complied with in all material respects, subject to such exceptions as would not have a material adverse effect on the business or financial condition of the Group taken as a whole.

4.

Accounts

(A)

The Accounts:

(a)

were prepared in all material respects in accordance with applicable laws and in conformity in all material respects with generally accepted accounting principles in the United States (“US GAAP”);

(b)

fairly present in all material respects the financial position of the Group at the dates thereof and the results of operations of the Group for the period covered thereby (except that the interim financial statements do not contain the notes normally required by US GAAP and subject, in the case of the interim financial statements, to normal year-end adjustments); and

(c)

are consistent in all material respects with the books and records of the Group.

(B)

The accounting and other books and records of each member of the Group are in such member’s possession, have been properly written up and accurately present and reflect, in all material respects, all the material transactions entered into by such member or to which such member has been a party.

5.

Assets

(A)

All the material assets and property owned by the Group are fully provided for in the Accounts in accordance with US GAAP, and are legally and beneficially owned by the relevant member of the Group and, except as set forth in the September 2004 6-K, are free from all mortgages, charges, pledges, liens, security interests, retentions of title, third party rights and other encumbrances other than Permitted Liens.

(B)

The members of the Group have good title to, or valid leasehold interests in, all of their respective material assets, subject to liens and encumbrances arising in the ordinary course of business and Permitted Liens.

6.

Taxation

(A)

Each member of the Group has complied, in all material respects, with all other relevant legal requirements relating to registration or notification for Taxation purposes.

(B)

Each member of the Group has:

(a)

to its knowledge, paid or accounted for all Taxation (other than amounts being contested in good faith) due to be paid or accounted for by it before the date of this Agreement; and

(b)

to its knowledge, taken all reasonable steps to obtain any repayment of or relief from Taxation available to it.

(C)

The material returns which ought to have been made or filed by or in respect of each member of the Group for any Taxation purposes have been made or filed within the requisite periods to or with the relevant Taxation authority and all such returns have been prepared in all material respects on a correct and proper basis and to the knowledge of the Company none of them is the subject of any dispute with the relevant Taxation authority.

(D)

The provisions included in the Accounts are sufficient in all material respects to cover all Taxation in respect of all periods ending on or before the Accounts Date for which any relevant member of the Group was then or might at any time thereafter become or have been liable.

(E)

No material liability for Taxation has been incurred after the Accounts Date by any member of the Group otherwise than in the ordinary course of its business.

7.

Litigation

(A)

Except as set forth in the Company’s September 2004 6-K, no member of the Group is a party to any material litigation, arbitration, prosecution, dispute, investigation or to any other material legal or contractual proceedings (together “Proceedings”) and there are, to the knowledge of the Company, no written threats which would give rise to such Proceedings and, to the knowledge of the Company, there are no unfulfilled or unsatisfied judgments or court orders against any member of the Group.

8.

Transactions after the Accounts Date

(A)

From the Accounts Date through the date of this Agreement, other than the transactions contemplated by this Agreement, engaging in the IPI Acquisition, incurring the Funded Debt and negotiating the proposed “Zizzle” joint venture with Roger Shiffman, each member of the Group has carried on its business in the ordinary course and has not:

(a)

other than pursuant to the Note or as set forth on Schedule 5, issued or agreed to issue any shares or other securities or grant any option over or right to acquire any additional shares or purchase or redeem any Shares;

(b)

made any redemption of share capital, share premium account or capital redemption reserve involving any repayment to its shareholder(s) either in cash or in specie;

(c)

other than as contemplated hereby or by the Note and the Preference Shares, modified the rights attaching to its shares or created or issued or permitted to be in issue any other class of equity share capital carrying any right to income or capital which is more favourable than the corresponding right attaching to its shares or attached any special rights or privileges to any such other class of equity share capital; provided that nothing in this paragraph shall prevent any consolidation or sub-division of its shares;

(d)

made any dividend or other distribution in specie to its shareholders except for any dividends lawfully made out of its profits available for distribution and, where immediately after such payment of dividends, it continues to have working capital so as to pay its debts as they fall due;

(e)

(i) advanced any loans, repaid, cancelled or otherwise extinguished any loans or amounts due and owing by or to it other than in the ordinary course of its business; or (ii) made any payment in any form and of any nature to its shareholders, whether in cash or otherwise, other than payments made to the Subscriber or its Associates;

(f)

save for the purpose of or in connection with this Agreement and/or the Conditions, issued any debentures or, except as set forth in Clause 8(A)(a) above other securities convertible into shares or debentures;

(g)

except for the Funded Debt, sold or otherwise disposed of or encumbered or granted material rights over any of its assets otherwise than to another member of the Group;

(h)

changed its existing business in a material way or entered into any material new business other than as contemplated by the IPI Acquisition;

(i)

except as set forth on Schedule 5, established any share or share option scheme for employees or subsequently increased or decreased the number of shares to be issued thereunder, or varied the terms of any such scheme;

(j)

except as set forth on Schedule 5, increased the remuneration paid (in any manner whatsoever) to any of its directors (in their capacity as directors or in any other capacity whatsoever) by an annual percentage amount greater than any annual average percentage increase in remuneration applied with respect to all senior management of such member;

(k)

except for the Funded Debt and Permitted Liens, created any fixed or floating charges, lien (other than a lien arising by operation of law) or other encumbrance over the whole or any substantial part of its undertaking, property or assets save in the ordinary course of its business;

(l)

made any loan or advance or given any credit in excess of US$100,000 other than in the ordinary course of its business;

(m)

given any guarantee or indemnity for or otherwise shared the liabilities or obligations of any person other than another member of the Group;

(n)

changed its memorandum or articles of association or other constitutive documents;

(o)

save and except in the ordinary course of its business and as contemplated hereby, incurred any indebtedness, capital expenditure or other expenses in excess of US$100,000;

(p)

to its knowledge, committed any breach which would entitle any third party (with or without giving notice) to call for the repayment of any indebtedness in an amount in excess of US$100,000 prior to its scheduled maturity date; or

(q)

to its knowledge, defaulted in any of its contractual obligations which in aggregate may result in claims of more than US$100,000.

9.

Insolvency

(A)

To the knowledge of the Company, no order has been made or petition presented or resolution passed for the winding up of any member of the Group, nor has any distress, execution or other process been levied against any such member or action taken to repossess goods or assets in the possession of any such member.

(B)

To the knowledge of the Company, no steps have been taken for the appointment of an administrator or receiver of any part of the property of any member of the Group.

(C)

No member of the Group has made or proposed any arrangement or composition with its creditors generally or any class of its creditors.

10.

Funded Debt

(A)

The assumption by Acquisition Sub of the Funded Debt does not, and shall not, violate, in any respect, any provision of its Certificate of Incorporation or Bylaws or any agreement or other undertaking to which it is a party.

(B)

To the knowledge of the Company, there are no facts or circumstances that constitute an event of default by IPI in respect of the Funded Debt, either currently or with the passage of time, and the Company has no knowledge of any facts or circumstances which would cause Acquisition Sub to be in such default upon the assumption of the Funded Debt.

(C)

The documents in respect of the Funded Debt provided by the Company to the Subscriber are accurate and complete copies of all documents in respect of the Funded Debt.

11.

Miscellaneous

(A)

No member of the Group has any knowledge that it has:

(a)

committed any material breach of any trust deed, agreement or licence to which it is a party which is material to the Group, or of any covenant, mortgage, charge or debenture given by it which is material to the Group; or

(b)

omitted to do anything material required or permitted to be done by it necessary for the protection of its respective title to or for the enforcement or the preservation of any order or priority of any material properties or rights owned by it.

S2-1

SCHEDULE 3

CONDITIONS

A copy of the Conditions is annexed.

S3-1

SCHEDULE 3

TERMS AND CONDITIONS

The Note shall be held subject to, and have the benefit of, the Conditions set out below:

1.

INTERPRETATION

1.A

In these Conditions, the words and expressions set out below shall have the meanings attributed to them in the Agreement (as defined below) and below, unless the context otherwise requires:

“Agreement”

has the meaning ascribed to it in the Note;

“Completion Date”

means the date on which the Note shall have been issued;

“Company”

has the meaning ascribed to it in the Note;

“Conversion Price”

means the average closing price of Grand ADSs on NASDAQ for the forty (40) consecutive trading days immediately prior to the issuance of the Note, but in no event less than the par or nominal value thereof;

“Default Rate”

means the Interest Rate plus five (5) per cent. per annum;

“Depositary”

means The Bank of New York, or any successor depositary for the Grand ADSs;

“Events of Default”

has the meaning ascribed to it under Condition 9.01;

“Exchange”

has the meaning ascribed to it under Condition 7.01;

“Exchange Date”

means the date on which the Note shall have been exchanged for Preference Shares under Condition 6 or 7;

“Exchange Notice”

has the meaning ascribed to it in Condition 6.01;

“Exchange Price”

means the price at which the Note is exchanged under Condition 6 or 7 being the Principal Amount divided by two million (2,000,000), being US$3.8375 per Preference Share;

“Exchange Rights”

means the rights pursuant to Condition 6 or 7 to exchange the Note for Preference Shares;

“Exchange Shares”

means the Preference Shares to be issued by the Company in exchange for the Note under the Conditions and all Shares into which the Preference Shares will be convertible;

“Grand ADSs”

means the Company’s American depositary shares, each representing beneficial ownership of one Share of the Company;

“Interest Rate”

means fifteen (15) per cent. per annum;

“Maturity Date”

means the earlier of:

(a)

sixty (60) days after the Completion Date; or

(b)

as soon as practicable but in no event later than ten (10) days after the date of approval by the Shareholders at the Annual General Meeting of the issuance, and the terms and conditions, of the Preference Shares;

“month”

means a period starting on one day in a calendar month and ending in the numerically corresponding day in the next succeeding calendar month provided that if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last day in that month;

“NASDAQ”

means The NASDAQ SmallCap Market;

“Noteholder”

has the meaning ascribed to it in the Note;

“Outstanding Amount”

means the Principal Amount together with interest accrued and unpaid thereon at the Interest Rate or the Default Rate (as applicable);

“Payment Date”

means the date when the Noteholder pays the Outstanding Amount; and

“Prepayment Date”

means the date on which the Note is prepaid under Condition 6;

“Shares”

means ordinary shares of HK$ one (1.00) each in the capital of the Company.

1.B

The expressions “Company” and “Noteholder” shall where the context permits include their respective successors and permitted assigns and any persons deriving title under them.

1.C

In these Conditions, unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender or the neuter include both genders and the neuter.  References to these Conditions shall be construed as references to these Conditions as amended or supplemented from time to time.  Condition headings are inserted for reference only and shall be ignored in construing these Conditions.

1.D

References herein to persons include references to individuals, firms, companies, corporations and unincorporated bodies of persons and vice versa (where the context requires).

2.

MATURITY

2.A

Subject as provided herein, the Note shall, unless previously exchanged for Preference Shares pursuant to Condition 6 or 7 or prepaid pursuant to Condition 6, be repaid subject to and in accordance with these Conditions on the Maturity Date.

3.

STATUS AND TRANSFER

3.A

The obligations of the Company arising under the Note constitute direct, unconditional, unsecured and general obligations of the Company.

3.B

The Note is issued in registered form and may not be transferred.  No application shall be made for a listing of the Note or the Preference Shares on NASDAQ or any United States, foreign stock or other exchange or automated quotation system.

4.

INTEREST

4.A

The Note shall bear interest from the date of issuance of the Note by reference to the Principal Amount, at the Interest Rate, payable quarterly in arrears, on the basis of the actual number of days elapsed and a year of three hundred and sixty five (365) days until the Maturity Date, unless previously prepaid pursuant to Condition 6 or exchanged for Preference Shares pursuant to Condition 6 or 7.

4.B

During the pendency of an Event of Default, the Company shall pay interest on the unpaid Principal Amount from and excluding the due date to the date of actual payment (after as well as before judgment) at the Default Rate and calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty five (365) days.

4.C

Subject to the terms of Conditions 6 and 7, in the event that the Note is prepaid pursuant to Condition 6 or exchanged for Preference Shares pursuant to Condition 6 or 7, the Company shall pay to the Noteholder the Interest Rate in respect of the Principal Amount calculated up to the Exchange Date or the Prepayment Date.

4.D

Provided that no Event of Default has occurred and is continuing, and with the consent of the Noteholder, which consent may be withheld at its absolute discretion, the Company may, upon prepayment or exchange of the Note for Preference Shares pursuant to Condition 6 or 7, issue, in lieu of a cash payment in respect of interest, as the case may be, accrued up to the date of such prepayment, exchange or conversion, such number of Shares as shall be determined by dividing the aggregate accrued interest by the average closing price of Grand ADSs on NASDAQ for the forty (40) consecutive trading days immediately prior to such issuance (but in no event less than the par or nominal value thereof).

4.E

Notwithstanding anything to the contrary set forth in these Conditions, in no event shall any limit on the yield or interest rate payable with respect to the Note (including any limit upon the amount of interest payable in cash) affect the payment in cash of any Default Rate interest.

4.F

When the Principal Amount is paid, or prepaid, or exchanged for Preference Shares, interest shall cease to accrue on the date of such payment, prepayment or exchange.

5.

PAYMENTS

5.A

All payments by the Company under these Conditions shall be made in US$ to the Noteholder in immediately available funds free and clear of any withholdings or deductions for any present or future taxes, imposts, levies, duties or other charges other than those required by law to be made or paid by or on behalf of the Noteholder or the Company.

5.B

When any payment would otherwise be due on a day which is not a Business Day, the payment shall be due on the next following Business Day and interest shall be adjusted accordingly.

6.

VOLUNTARY PREPAYMENT

6.A

Provided that no Event of Default has occurred and is continuing, the Company may, with not less than thirty (30) days prior notice in writing to the Noteholder, elect to prepay the Note in whole (but not part) in cash, with interest on the Note until the Prepayment Date; provided, however, that upon receipt of such written notice, the Noteholder may elect, subject to applicable law, by notice in writing to the Company given not later than five (5) days prior to the Prepayment Date (the “Exchange Notice”), to exchange the Note for the Preference Shares on the terms of these Conditions.  Once delivered, any notice given by the Company or the Noteholder pursuant to this Condition shall be irrevocable.

7.

EXCHANGE

7.A

Subject to the prior approval by the Shareholders at the Annual General Meeting of the issuance, and the terms and conditions, of the Preference Shares, the Note shall be exchanged not later than ten (10) Business Days after such approval for 2,000,000 Preference Shares (the “Exchange”).  The Principal Amount shall be discharged automatically upon the Exchange.

7.B

The Preference Shares shall have the rights set out in Annexure 1.

7.C

Subject to any requirements of the Marketplace Rules promulgated by the National Association of Securities Dealers, Inc., including, without limitation, the prior approval by the Shareholders at the Annual General Meeting of the issuance, and the terms and conditions, of the Preference Shares, the Preference Shares shall be allotted and issued by the Company, credited as fully paid, to the Noteholder by no later than ten (10) Business Days after the date of the Annual General Meeting.

7.D

The Company and the Noteholder shall be responsible in equal parts for payment of all duty and other fees (including any issue and registration duties and NASDAQ levies and charges) arising on the Exchange.

7.E

The Company shall deliver to the Noteholder a certificate or certificates representing the Preference Shares subject to surrender of the Note by the Noteholder (which the Noteholder shall surrender promptly on the date set by the Company for the Exchange).  Upon the Exchange, the Note shall forthwith be cancelled and shall not be reissued.

7.F

For the avoidance of doubt, no further moneys shall, upon and after the Exchange, be payable by or to the Noteholder, save as provided in Condition 6 or 7.

8.

PROTECTION OF THE NOTEHOLDER

8.A

So long as the Note is outstanding, the Company undertakes to the Noteholder that it shall:

(a)

(i) keep available for issue, free from pre-emption rights, out of its authorised but unissued capital sufficient shares to satisfy in full the Exchange Rights (if and when exercised); (ii) ensure that all Exchange Shares, when issued, shall be duly and validly issued fully paid or credited fully paid and registered; and (iii) ensure that Exchange Shares are issued at an amount not less than the par value thereof;

(b)

provide the Noteholder with copies of all notices and other information sent by the Company to Shareholders at substantially the same time as it provides the same to Shareholders;

(c)

save in connection with the Agreement and the transactions contemplated hereby, the Note, these Conditions and the Preference Shares, the Funded Debt and the IPI Acquisition:

(i)

except as set forth on Schedule 5, not issue or agree to issue any Shares or Preference Shares or other securities or grant any option over or right to acquire any additional Shares or Preference Shares or purchase or redeem any Shares or Preference Shares;

(ii)

not make any redemption of share capital, share premium account or capital redemption reserve involving any repayment to its Shareholders either in cash or in specie;

(iii)

not in any way modify the rights attaching to its Shares or create or issue or permit to be in issue any other class of equity share capital carrying any right to income or capital which is more favourable than the corresponding right attaching to the Preference Shares or attach any special rights or privileges to any such other class of equity share capital; and

(iv)

not issue any debentures or other securities convertible into or exchangeable for Shares or Preference Shares;

(d)

not pass any resolution the result of which would be its winding up, liquidation or receivership or to make any composition or arrangement with creditors that is not within the normal course of its business;

(e)

procure that each of the Company’s accounts shall be prepared in all material respects in accordance with the requirements of all relevant statutes, with good accounting principles and practices generally accepted at the relevant date of their preparation in Hong Kong in order to fairly present the financial position of the Group at the relevant accounts dates in all material respects;

(f)

make all proper material Taxation returns required to be made under applicable laws and regulations to which it is subject and supply all material notices, accounts and information required to be supplied to the Inland Revenue Department or any other fiscal authority under applicable laws and regulations to which it is subject and otherwise comply in all material respects with all applicable laws;

(g)

ensure that each member of the Group as at the Completion Date (except the Company) shall at all times remain a direct or indirect wholly-owned Subsidiary of the Company;

(h)

not sell or otherwise dispose of or encumber or grant material rights over any of its assets (including without limitation any intellectual property rights or shares in any member of the Group ), other than as set forth in the September 30, 2004 6-K, in the ordinary course of business or Permitted Liens;

(i)

not create any fixed or floating charges, lien (other than those arising by operation of law or in its ordinary course of business) or other encumbrance over the whole or any substantial part of its undertaking, property or assets, other than Permitted Liens or as set forth in Schedule 5;

(j)

save in the ordinary course of its business or in connection with this Agreement or the Conditions:

(i)

not make any loan or advance or give any credit, or repay, cancel or otherwise extinguish any loans or amounts, or incur any indebtedness capital expenditure or other expenses, in excess of US$100,000; or

(ii)

give any guarantee or indemnity for or otherwise share the liabilities or obligations of any person other than another member of the Group;

(k)

not change its Articles save for the purpose of giving effect to the Agreement;

(l)

disclose to the Noteholder any events that have had, or may have, a material effect (whether adverse or positive) on the Group taken as a whole within fourteen (14) Business Days of its awareness of such event;

(m)

to the extent that the net proceeds received by the Company from the issue of the Note exceed the cash consideration to be paid in relation to the IPI Acquisition, use the excess as additional working capital and general corporate purposes in relation to the business to be operated by Acquisition Sub;

(n)

provide to the Noteholder, prior to the date of the Annual General Meeting, an acknowledgement executed by each other party to the Shareholders’ Agreement dated August 16, 2004 by and among the Noteholder, the Company and certain individuals, acknowledging that the said Shareholders’ Agreement has been performed and terminated in accordance with its terms and is of no further force or effect and waiving any claims to the contrary;

(o)

seek, with the favourable recommendation of the board of directors of the Company, Shareholders’ approval at the Annual General Meeting of an enlargement, pursuant to article 80 of the Articles, of the board of directors of the Company to no more than ten (10) members;

(p)

seek, with the favourable recommendation of the board of directors of the Company, Shareholders’ approval at the Annual General Meeting of an amendment of articles 94 and 95 of the Articles to require that all directors retire from office at each annual general meeting of the Company;

(q)

cause to be nominated for election, subject to Shareholders’ approval described in Condition 8.01(o) above, as directors of the Company, to take office at the end of the Annual General Meeting, individuals who are acceptable to the Noteholder and of such number as the Noteholder shall designate;

(r)

take all steps necessary to provide to the Depositary all instructions, information and documentation necessary to enable the Depositary to give timely notice of the Annual General Meeting to holders of Grand ADSs, including the agenda items set out in Clause 3.01(e) of the Agreement, and seek voting instructions in respect thereof; and

(s)

procure that the Annual General Meeting be held no later than April 15, 2005.

9.

EVENTS OF DEFAULT

9.A

The events specified below are events of default (“Events of Default”):

(a)

a resolution is passed by any member of the Group or an order of a court of competent jurisdiction is made that any material member of the Group be wound up or dissolved;

(b)

any material member of the Group ceases, or threatens to cease, to carry on its business or any substantial part thereof or disposes of, or threatens to dispose of, or any governmental or other authority expropriates, or threatens to expropriate, all or any substantial part of its business or assets;

(c)

an encumbrancer takes possession of or a receiver is appointed over the whole or a material part of the assets or undertaking of any material member of the Group;

(d)

a distress, execution or seizure order before judgment is levied or enforced upon or sued out against the whole or a material part of the property of any material member of the Group;

(e)

any material member of the Group is unable to pay its debts as and when they fall due or any material member of the Group initiates or consents to proceedings relating to itself under any applicable bankruptcy, reorganisation or insolvency law or makes an assignment for the benefit of, or enters into any composition with, its creditors generally and such proceedings shall not have been discharged or stayed within a period of thirty (30) Business Days;

(f)

proceedings are initiated against any material member of the Group under any applicable bankruptcy, reorganisation or insolvency law and such proceedings shall not have been discharged or stayed within a period of thirty (30) Business Days;

(g)

there has been a material adverse change in the financial position, or the business of the Group taken as a whole; provided that the IPI Acquisition, the incurrence of the Funded Debt, the transaction contemplated by the Agreement, or performance of the Conditions on the Exchange or the conversion of the Preference Shares into Shares, or the payment of other amounts in respect of the Note or the Preference Shares, shall not constitute a material adverse change;

(h)

a default is made for more than ten (10) Business Days in the payment of any amount due in respect of the Note when the same ought to be paid in accordance with the Conditions;

(i)

a default is made by the Company in the performance or observance of any covenant, condition or provision contained in the Conditions and on its part to be performed or observed and such default is incapable of remedy, or if capable of remedy is not remedied within fourteen (14) Business Days of service by the Noteholder on the Company, as the case may be, of notice requiring such default to be remedied;

(j)

any present or future indebtedness of any member of the Group in excess of US$100,000 becomes due and payable prior to its stated maturity or any such indebtedness is not paid within fourteen (14) Business Days of when it becomes due;

(k)

the Note is not redeemed within ten (10) Business Days from the Maturity Date pursuant to Condition 2, unless previously exchanged for Preference Shares pursuant to Condition 6 or 7 or prepaid pursuant to Condition 6; and

(l)

any of Conditions 8.01(n) to (s) is breached.

Notwithstanding the foregoing, it shall not be an Event of Default if a Condition cannot be performed, or any covenant, condition or provision of any covenant cannot be performed or observed, without the assistance of or information from, the Noteholder and such assistance or information is not provided to the Company in a timely manner.

9.B

The Company shall, on becoming aware of an Event of Default, give notice in writing thereof to the Noteholder.

9.C

If an Event of Default under any of Conditions 9.01(a) to (f) occurs, the Principal Amount and all accrued interest thereon shall become automatically and immediately due and payable without the Noteholder being obliged to give any notice to the Company.

If an Event of Default under any of Conditions 9.01(g) to (l) occurs, the Noteholder may provide notice in writing to the Company declaring the Principal Amount and all accrued interest thereon to be due and payable immediately unless such Event of Default is remedied within ten (10) Business Days of service of such notice.

Notwithstanding the provisions of this Condition 9.03, the Noteholder shall be entitled to waive any Event of Default.

9.D

So long as an Event of Default has occurred and is continuing, the Exchange shall not take place except at the option of the Noteholder.

9.E

At any time after the Principal Amount or any other amount has become payable and is not so repaid, the Noteholder may without further notice institute such proceedings as it thinks fit to enforce payment thereof.

9.F

The Company shall fully indemnify the Noteholder from and against any reasonable costs, expenses, liabilities and losses (including properly and reasonably incurred legal fees and costs) which the Noteholder would suffer or incur as a result of or in connection with enforcing repayment of the Principal Amount and/or any other obligation of the Company under the Note.

10.

REPLACEMENT NOTE

10.A

If the certificate for the Note is lost or mutilated, the Noteholder shall forthwith notify the Company in writing and a replacement certificate for the Note shall be issued if the Company is provided with:

(a)

save where the Note has been lost, the mutilated certificate;

(b)

a statutory declaration by the Noteholder or a duly authorised officer on its behalf that the Note has been lost or mutilated (as the case may be) or other evidence that the certificate for the Note has been lost or mutilated; and

(c)

an appropriate indemnity in such form and content as the Company may reasonably require.

Any lost or mutilated certificate replaced in accordance with this Condition shall forthwith be cancelled.  All reasonable administrative costs and expenses associated with the preparation, issue and delivery of a replacement certificate for the Note shall be borne by the Noteholder.

11.

NOTICES

11.A

Any notice required to be given under these Conditions shall be deemed duly served if delivered by hand or sent by registered post or facsimile to the addressee:

(a)

in the case of the Noteholder:

Address:

Centralink Investments Limited
c/o Cornerstone Overseas Investments, Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Fax:  +852.2520.5049
Attention:  Mr. Jeff Hsieh

with a copy to:

Address:

Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway
Hong Kong
Fax:  +852.2524.3000
Attention:  Mr. Steven C. Nelson, Esq.

(b)

in the case of the Company:

Address:

Grand Toys International Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Fax:  +852.2736.2211
Attention:  Mr. Henry Hu, CEO

with a copy to:

Address:

Katten Muchin Zavis Rosenman LLP
575 Madison Avenue
New York, New York 10022
United States of America
Fax:  +1.212.894.5511
Attention:  Mr. Paul J. Pollock, Esq.

or such other address or facsimile number as may have been notified in writing by or on behalf of the addressee to the other party.  Any such notice shall be deemed to be served at the time when the same is left at the address of the party to be served or, if served by registered post, on the seventh day (not being a Sunday or public holiday) next following the day of posting or, if served by facsimile, upon transmission and report confirming successful transmission.

12.

AMENDMENT

12.A

The terms and conditions of the Note may be varied, expanded or amended only by agreement in writing between the parties hereto.

13.

GOVERNING LAW AND JURISDICTION

13.A

These Conditions and the Note are governed by and shall be construed in accordance with Hong Kong law and the parties submit to the non-exclusive jurisdiction of the Hong Kong Courts.

14.

RELEASE

14.A

The Company and the Noteholder shall, ipso facto (without the need to execute any formal release document), have no further obligations or liabilities hereunder once the Note has been duly paid, prepaid, redeemed or exchanged in accordance with the terms of these Conditions.

15.

COUNTERPARTS

15.A

These Conditions may be executed in counterparts with identical contents so that all counterparts bearing the signatures and seals of all the parties will form the original of the duly executed Instrument.

S3-2

ANNEXURE 1

TERMS OF PREFERENCES SHARES

Capitalized terms used herein that are not otherwise defined shall have the meaning ascribed to them in the subscription agreement between the Grand Toys International Limited and Centralink Investments Limited dated February 28, 2005.

A.

INCOME

(a)

Each Preference Share shall confer on the holder (each, a “Preference Shareholder”) the right to receive a cumulative preferred dividend (“Preferential Dividend”) at the rate of ten and one-half (10.5) per cent per annum of the Exchange Price, pro-rated over any part of a year during which the Preference Shares shall be outstanding, on the basis of a year of three hundred and sixty five (365) days or three hundred sixty six (366) days, as applicable.

(b)

The Preferential Dividend shall accrue from day to day until redemption or conversion and be payable to the Preference Shareholders (i) subject to the Company having sufficient distributable profits for lawful payment of the same, semi-annually in arrears on June 30 and December 31 in each year in respect of the half-year ending on those respective dates (each a “Dividend Payment Date”), or if any Dividend Payment Date is not a Business Day, on the next day which is a Business Day and (ii) upon conversion of the Preference Shares to Conversion ADSs as hereinafter provided.

(c)

The Preferential Dividend shall be due and payable on the dates specified for payment and, notwithstanding the fact that the Preferential Dividend is expressed to be cumulative, it shall on each such date ipso facto and without any resolution of the directors or of the Company in general meeting (and notwithstanding anything contained in articles 118 and 119 of the Articles) become a debt due from and immediately payable by the Company to the Preference Shareholder(s) (subject only to the Company having sufficient distributable profits as aforesaid).

B.

CONVERSION TO SHARES/GRAND ADSs

Each Preference Share shall be convertible into such number of Shares as shall be equal to the Exchange Price divided by the Conversion Price (the “ADS Conversion Ratio”).  Such conversion shall be implemented in such manner as the directors of the Company shall, subject to the Companies Ordinance and the Articles, from time to time determine, including (without limitation) by way of (i) reclassification of such Preference Shares as Shares and/or (ii) exchange of Preference Shares for such number of new Shares as is calculated as aforesaid, which new Shares shall be allotted and issued to the holder of the Preference Shares or, if it shall so direct, to the Depositary, whereupon such Preference Shares shall be cancelled.  Immediately following any conversion of the Preference Shares, the holder of such Shares or new Shares, if a person other than the Depositary, shall deliver to the Company a duly executed and stamped instrument of transfer in respect thereof in favour of the Depositary and the Company shall thereupon cause the transfer of such Shares or new Shares to be approved and registered.  In the case both of any such transfer of Shares or new Shares, or of any issue of new Shares, to the Depositary, (i) the former holder of the Preference Shares shall deliver to the Company for cancellation the share certificate(s) in respect of the Preference Shares so converted and (ii) the Company shall thereupon forthwith deposit a certificate for such Shares or new Shares with the Depositary with irrevocable instructions to issue to the former holder of the Preference Shares such number of Grand ADSs as is equivalent to the number of such Shares or new Shares (“Conversion ADSs”).

C.

VOLUNTARY CONVERSION BY THE PREFERENCE SHAREHOLDER

(a)

The Preference Shareholder(s) shall be entitled to convert its or their Preference Shares, in whole (but not in part) into Conversion ADSs at the ADS Conversion Ratio in the manner set out in Section B above at any time after the date on which the Preference Shares are issued, upon giving not less than ten (10) nor more than thirty (30) days’ prior written notice to the Company.

(b)

Upon such conversion, the Company shall, subject to it having sufficient distributable profits for lawful payment of the same, pay to the Preference Shareholder(s) all Preferential Dividends accrued but unpaid to the date of conversion; provided that the Company may elect to, and if and to the extent that the amount of such Preferential Dividends exceeds the amount of such distributable profits shall, subject to being legally able to do so, in lieu of paying cash, issue and deposit with the Depositary such number of Shares or new Shares as shall be determined by dividing the aggregate accrued Preferential Dividends by the average closing price of Grand ADSs on NASDAQ for the forty (40) consecutive trading days immediately prior to such issuance (but in no event less than the par or nominal value thereof), and shall direct the Depositary forthwith to issue to the former holder of the Preference Shares an equivalent number of additional Grand ADSs.

(c)

The Company and the Preference Shareholder shall comply with all securities laws regulating the offer and delivery of Shares upon conversion of the Preference Shares and the issuance of Conversion ADSs.

D.

MANDATORY CONVERSION BY THE COMPANY

(a)

The Company shall be entitled at any time to provide written notice to the Preference Shareholder(s) to require it or them to convert all but not a portion of its or their Preference Shares to Conversion ADSs at the ADS Conversion Ratio in the manner set out in Section B above if:

(i)

Subject to Section D(c) below, Grand ADSs shall have traded at a premium of at least five (5) per cent above the Conversion Price (the “Trading Premium”) for at least forty five (45) days prior to the date on which the Company provides such written notice; and

(ii)

the Company shall have paid to the Noteholder, at any time prior to or at the time of such conversion, Preferential Dividends in cash in the minimum cumulative amount of US$ seven hundred and sixty seven thousand five hundred (US$767,500).

(b)

Upon such conversion, the provisions of Section C(b) above shall apply mutatis mutandis.

(c)

The Trading Premium requirement shall lapse upon the occurrence of a public offering of securities by the Company resulting in proceeds of not less than US$ fifty million (US$50,000,000).

E.

LIQUIDATION PREFERENCE

On a return of capital on a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company available for distribution to its members shall be applied:

(i)

first, in paying to the Preference Shareholder(s) an amount equal to the Exchange Price in respect of each Preference Share held by it, and if the assets of the Company are insufficient to pay such amount, then (if there is more than one Preference Shareholder) in paying the Preference Shareholders an amount equal to the Exchange Price rateably in respect of each Preference Share held by it;

(ii)

second, in paying the Preference Shareholder(s) all arrears and accruals of Preferential Dividends; and

(iii)

third, in paying to the holders of Shares any surplus assets which shall be distributed rateably amongst the holders of Shares according to the amounts paid up thereon.

F.

VOTING RIGHTS

(a)

The Preference Shareholder(s) shall be entitled to receive notice of, and to attend and vote at, all general meetings of the Company.

(b)

On a vote taken at any general meeting of the Company on a show of hands, the Preference Shareholder(s) present in person or, being a corporation, by a representative shall be entitled to vote in the same manner as any holder of Shares.  On a poll, the Preference Shareholder(s) present in person or by proxy or, being a corporation, by a representative, shall be entitled to a number of votes equal to the number of Shares into which the Preference Shares are then convertible in accordance with the provisions of Section B above.

G.

PRE-EMPTIVE RIGHT

(a)

For so long as there are more than 100,000 Preference Shares in issue and outstanding, each Preference Shareholder shall have a pre-emptive right to purchase up to its pro rata share (based on its percentage of the outstanding share capital of the Company ) of any securities offered by the Company to any third party, other than the Noteholder or any of its Associates, at the same price and on the same terms and conditions as the Company shall offer such securities to such third parties.

(b)

Such right shall not apply to the issuance by the Company of Shares, or by the Depositary of corresponding Grand ADSs, or the grant of options in respect thereof, pursuant to any employee share option scheme in force at any time whilst the aforesaid number of Preference Shares is in issue and outstanding.

H.

REDEMPTION

The Company shall not be entitled to redeem or repurchase any Preference Shares save in accordance with the Articles or the Companies Ordinance.

I.

UNITED STATES REGISTRATION RIGHTS

(a)

Demand Registrations

(i)

The holders of Preference Shares or Grand ADSs issued or issuable upon conversion of the Preference Shares holding at least 20% of the Registrable Securities then outstanding or such lesser percentage thereof as will result in an aggregate offering price to the public of at least US$1,500,000 (except for the final registration request) shall be entitled at any time and from time to time to make written requests for the Company to prepare and file a registration statement under the Securities Act on one or more appropriate forms covering the Shares and Grand ADSs issued or issuable upon conversion of the Preference Shares (the “Registrable Securities”) that are the subject of the request.  Whenever required under this Section to effect the registration of any Registrable Securities, the Company shall as expeditiously as reasonably possible:

(1)

Prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement with respect to the Registrable Securities requested to be included in such registration and use its reasonable best efforts to cause such registration statement to become effective no later than 90 days after receipt of such request; provided, however, that all Preference Shares relating to the Registrable Securities covered by such registration statement shall have been converted prior to inclusion in such registration statement.

(2)

Prepare and file with the Commission such amendments, supplements and post-effective amendments to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act and the rules and regulations of promulgated thereunder with respect to the disposition of all securities covered by such registration statement and to keep such registration statement continuously effective until the earlier of (1) the date on which all Registrable Securities registered pursuant to such registration statement have been sold pursuant to such registration statement and (2) 180 days after the effective date of such registration statement.

(3)

Furnish to the holders of Registrable Securities such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of all securities covered by such registration statement.

(ii)

The Company shall be obligated to prepare, file and cause to become effective only five (5) registration statements pursuant to this Section; provided, however, that the Preferred Shareholders shall not be deemed to have exercised their right to require the Company to register Registrable Securities hereunder unless the registration becomes effective and is maintained in accordance with the requirements specified in Section I(a)(ii) above; provided, further, that the Company shall not be required to effect any such request for registration if such request is made within six months of a previous request for registration.

(iii)

The Company shall promptly give written notice to all holders of Registrable Securities upon receipt of a request for registration pursuant hereto.

(iv)

In the event that the holders of Registrable Securities determine for any reason not to proceed with a registration at any time before the registration statement has been declared effective by the Commission, and the holders of Registrable Securities request the Company to withdraw such registration statement with respect to his or its Registrable Securities, the holders of Registrable Securities shall not be deemed to have exercised their right to require the Company to register Registrable Securities; provided, however, that the withdrawing holders of Registrable Securities agree to bear their own expenses incurred in connection therewith and to reimburse the Company for the expenses incurred by it attributable to the registration of such Registrable Securities.

(v)

Notwithstanding the foregoing, if the Company shall furnish the holders of Registrable Securities requesting a registration pursuant hereto a certificate signed by the chief executive officer of the Company stating that in the good faith judgment of the board of directors of the Company it would be seriously detrimental to the Company and its security holders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for up to 120 days after receipt of the request of the holders of Registrable Securities; provided, however, that the Company may not use this right more than once in any 12-month period.

(vi)

If the public offering of Registrable Securities is to be underwritten and, in the good faith judgment of the managing underwriter, the managing underwriter advises the requesting holders of Registrable Securities in writing that marketing factors require a limitation of the number of Registrable Securities to be underwritten, then the number of Registrable Securities to be included in such registration shall be reduced to such smaller number with the participation in such offering to be pro rata among the holders of Registrable Securities requesting such registration, based upon the number of Registrable Securities owned by such holders, or in such other proportions as shall be mutually agreed to by such selling holders.

(vii)

The managing underwriter or underwriters of any underwritten public offering covered by a registration requested pursuant to this Section I(a) shall be selected by holders of a majority of the Registrable Securities to be included in such registration and shall be reasonably acceptable to the Company.

(b)

Piggyback Registrations

(i)

Each time the Company proposes to prepare and file a registration statement under the Securities Act in connection with the proposed offer and sale for money of any of its equity securities by it or any of its security holders (other than on Form S-8 or F-4 or in connection with the sale of debt securities), the Company will, at each such time, promptly give written notice of such registration to all holders of Registrable Securities.  Upon the written request of a holder of Registrable Securities given within thirty (30) days after receipt of any such notice from the Company, the Company will, except as herein provided, cause all such holder’s Registrable Securities to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the holder of Registrable Securities of his or its Registrable Securities to be so registered; provided, however, that (1) all Preference Shares relating to such Registrable Securities to be so registered shall have been converted prior to the sale pursuant to such registration statement and (2) nothing herein shall prevent the Company from, at any time, abandoning or delaying any such registration initiated by it.

(ii)

If in the good faith judgment of the managing underwriter of such offering, the managing underwriter advises the holders of Registrable Securities in writing that marketing factors require a limitation of the number of Registrable Securities to be underwritten, then the number of Registrable Securities to be included in such registration shall be reduced to such smaller number with the participation in such offering to be in the following order of priority:

(1)

first, the equity securities that the Company proposes to sell for its own account,

(2)

second, the Registrable Securities requested to be included in such registration, and

(3)

third, any other equity securities requested to be included.

Any necessary allocation among the holders of the Registrable Securities shall be pro rata among such holders based upon the number of Registrable Securities owned by such holders, or in such other proportions as shall be mutually agreed to by such selling holders.

(c)

Registration Requirements

(i)

If the Company has delivered preliminary or final prospectuses to the holder of Registrable Securities and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Company shall promptly notify the selling holders of the Registrable Securities and, if requested, the such holders shall immediately cease making offers of Registrable Shares and return all prospectuses to the Company.  The Company shall promptly provide the selling holders of the Registrable Securities with revised prospectuses and, following receipt of the revised prospectuses, the selling holders of the Registrable Securities shall be free to resume making offers of the Registrable Shares.

(ii)

Each holder of Registrable Securities included in any registration shall furnish to the Company such information regarding such holder and the distribution proposed by such holder as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

(d)

Registration Expenses

With respect to any registration, the Company shall bear all the fees, costs and expenses incurred in connection therewith including:  all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all internal Company expenses, the premiums and other costs of policies of insurance against liability arising out of the public offering, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered or qualified.  Fees and disbursements of counsel and accountants for the selling holders of Registrable Securities, underwriting discounts and commissions and transfer taxes for selling holders of Registrable Securities and any other expenses incurred by the selling holders of Registrable Securities not expressly included above shall be borne by the selling holders of Registrable Securities.

(e)

Indemnification

(i)

To the extent permitted by law, the Company will indemnify and hold harmless each holder of Registrable Securities, any underwriter for such holder and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) (collectively, “Losses”) to which they may become subject under the Securities Act, the Exchange Act or other United States federal or state law, insofar as such Losses arise out of or are based upon any of the following statements, omissions or violations (collectively, a “Violation”): (1) any untrue statement or alleged statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein, or any amendments or supplements thereto, in light of the circumstances under which they were made, (2) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (3) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state of the United States or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state of the United States securities law.  The Company will reimburse each such Holder, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any Losses; provided, however, that the indemnity obligations contained in this Section I(e)(i) shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such Losses to the extent the Losses arise out of or are based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by, or on behalf of, any such Holder, underwriter or controlling person.

(ii)

To the extent permitted by law, each selling holder of Registrable Securities will indemnify and hold harmless the Company, its officers, directors, agents and employees, each person, if any, who controls the Company within the meaning of the Securities Act, each underwriter and each other holder of Registrable Securities selling securities in such registration statement, and any person who controls such holder, against any Losses to which the Company, such officer, director, agent, employee, controlling person, underwriter or other selling holder or person controlling such other selling holder may become subject under the Securities Act, the Exchange Act or other United States federal or state law, insofar as such Losses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by, or on behalf of, such holder expressly for use in connection with such registration, and each such holder will reimburse any legal or other expenses reasonably incurred by the Company, its officers, directors, agents, employees, persons controlling such other selling holder, underwriters or other selling holders or person controlling such other selling holder in connection with investigating or defending any such Losses; provided, however, that (1) the indemnity agreement contained in this Section I(e)(ii) shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld, and (2) the obligations of such holders hereunder shall be limited to an amount equal to the gross proceeds before expenses and commissions to each such holder of Registrable Securities sold as contemplated herein.

(iii)

Promptly after receipt by an indemnified party under this Section I(e) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section I(e), deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if, in the opinion of counsel for the indemnifying party, representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding.  The failure to deliver written notice to the indemnifying party within a reasonable period of time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section I(e) to the extent prejudicial to its ability to defend such action, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section I(e).

(iv)

If the indemnification provided for in this Section I(e) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim damage, or expense as well as any other relevant equitable considerations.  The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(f)

Termination of Registration Rights

The registration rights granted hereunder shall terminate as to a holder of Registrable Securities on the date on which all of such holder’s Registrable Securities can be sold without volume restrictions under Rule 144 promulgated under the Securities Act.

J.

PROTECTION OF THE HOLDER(S) OF REGISTRABLE SECURITIES

(a)

So long as any Registrable Securities are outstanding, the Company will continue to file its quarterly reports on Form 6-K and annual reports on Form 20-F on a timely basis.

(b)

The Company shall not create or issue any shares of any other class or series of capital of the Company ranking senior to the Preference Shares as to dividends or upon liquidation without the prior written consent of the holders of not less than three-fourths of the Preference Shares.

K.

TRANSFERABILITY

(a)

The Preference Shares shall be non-transferable, except to (i) Associates of the Noteholder, (ii) any person to whom the Preference Shares are transmitted from any holder thereof whether by will or other testamentary disposition or the laws of intestacy or descent, including members of the holder’s family, which includes such holder’s spouse and children and any other natural person who resides with such holder, and (iii) any trust that is for the exclusive benefit of, or any partnership or limited liability company the partners or members of which are limited to, holders of the Preference Shares and/or permitted transferees of such holders under (i) or (ii) above.

(b)

Any such permitted transfer shall be effected by instrument of transfer, and shall be registered by the Company, in the same manner mutatis mutandis as the Articles provide in respect of Shares.

(c)

Each certificate representing Preference Shares issued to a Preference Shareholder or to any subsequent shareholder of such shares shall include a legend in substantially the following form; provided, however, that such legend shall not be required if (i) a transfer is being made in connection with a sale of Conversion ADSs issued or issuable upon conversion of the Preference Shares registered under the Securities Act or in connection with a sale in compliance with Rule 144 under the Securities Act, or (ii) upon receipt of an opinion of counsel in form reasonably satisfactory to the Company, to the effect that compliance with such restrictions is not necessary in order to comply with the Securities Act with respect to a transfer of such Preference Shares:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OFFERED OR OTHERWISE DISPOSED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR OTHER APPLICABLE SECURITIES LAWS OR PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION.”

L.

VARIATION OF RIGHTS

All or any of the special rights and privileges for the time being attached to the Preference Shares (notwithstanding any pending or actual liquidation of the Company) may, either with the prior written consent of the holders of not less than three-fourths of the Preference Shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of Preference Shares duly convened and held as hereinafter provided, be varied or abrogated.  To every such separate meeting, the provisions of the Articles with respect to notice or proceedings at general meetings shall apply mutatis mutandis, but so that any such meeting shall not be quorate unless the holder(s) of a majority of the Preference Shares is or are present in person, by proxy or, being a corporation, by a representative.

SCHEDULE 4

FORM OF NOTE CERTIFICATE

“THE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION.  HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

GRAND TOYS INTERNATIONAL LIMITED

(incorporated in Hong Kong)

US$7,675,000 EXCHANGEABLE NOTE

issued pursuant to the memorandum and articles of association of Grand Toys International Limited (the “Company”), the subscription agreement between the Company and Centralink Investments Limited dated February 28, 2005 (the “Agreement”) and a resolution of its board of directors passed on February 28, 2005.

THIS IS TO CERTIFY that the Company will pay to CENTRALINK INVESTMENTS LIMITED of Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong, being the holder (the “Noteholder”) of this Note, on the Maturity Date (as defined in the terms and conditions of this Note (a copy of which is annexed) (the “Conditions”)), or on such earlier date as such sum may become payable in accordance with the Conditions, the principal sum stated above together with accrued interest thereon and any outstanding money due in accordance with the Conditions.  This Note is issued with the benefit of and subject to the Conditions which are binding on the Company and the Noteholder.  This Note shall be non-transferable.

THE COMMON SEAL of

)
GRAND TOYS INTERNATIONAL

) /s/ RICH ASIA CONSULTANTS LIMITED
LIMITED

)     [•]
was affixed in accordance with its)
memorandum and articles of association)
                                                                       ) /S/ HENRY HAI LIN HU -DIRECTOR
                                                                        )     [•]

S4-1

SCHEDULE 5

DISCLOSURE LETTER

[INTENTIONALLY OMMITTED]

C-1

NYC01_84008843_18 NYC01_84008843_18

IN WITNESS whereof the parties hereto have executed this Agreement the day and year first before written.

EXECUTED for and behalf of

)
GRAND TOYS INTERNATIONAL

)
LIMITED

)
in accordance with its )
memorandum and articles of association)
in the presence of:)
)
)
/S/ DORA TIEN                                                           )
Signature of witness)
)
DORA TIEN                                                   )    /S/ HENRY HAI LIN HU
Name of witness (block letters)) Signature of authorised person
)
UG 202,  77 Mody Road, H.K.) Chairman and Chief executive Officer
Address of witness) Office held
)
Vice president of finance                                ) HENRY HAI LIN HU
Occupation of witness) Name of authorised person (block letters)

EXECUTED for and behalf of

)
CENTRALINK

)
INVESTMENTS LIMITED)
in accordance with its )
memorandum and articles of association)
in the presence of:)
)
)
/S/ BETTY YIP                                               )
Signature of witness )
)
BETTY YIP                                                    ) /S/ HENRY HAI LIN HU
Name of witness (block letters)) Signature of authorised person
)
HONG KONG                                                )DIRECTOR
Address of witness) Office held
)
EXECUTIVE SECRETARY                         )HENRY HAI LIN HU
Occupation of witness) Name of authorised person (block letters)

ANNEX D

FAIRNESS OPINION

February 28, 2005

The Special Committee of the Board of Directors of

Grand Toys International Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness to Grand Toys International Limited (“Grand” or the “Company”) from a financial point of view of the issuance of the Exchangeable Note (as defined below) in the financing transaction (the “Financing Transaction”) pursuant to the terms of the Financing Transaction Subscription Agreement, to be dated on or about February 28, 2005 (the “Subscription Agreement”), by and between Grand and Centralink Investments Limited (“Centralink”).  We understand that Centralink currently beneficially owns a majority of the ordinary shares, nominal value HK $1.00 per share, of Grand (the “Grand Ordinary Stock”).  We understand that the Subscription Agreement would be entered into and delivered by the Company in connection with the execution and delivery of the Asset Purchase Agreement, to be dated on or about February 28, 2005 (the “IPI Purchase Agreement”), by and among IPI Acquisition Corp., an indirect wholly-owned subsidiary of the Company (“Acquisition Sub”), the Company, international playthings, inc. (“IPI”), Cambitoys, LLC, a wholly-owned subsidiary of IPI (“Cambitoys” and together with IPI, the “Sellers” or the “Target”), and the stockholders of IPI, pursuant to which Acquisition Sub would acquire substantially all of the assets of IPI and Cambitoys and assume certain liabilities of IPI and Cambitoys (the “Acquisition”).

We understand that the Financing Transaction provides for the issuance by the Company to Centralink of an exchangeable note having a principal face amount equal to US$7,675,000 in the form attached to the Subscription Agreement (the “Exchangeable Note”) with the following financial terms:

•

Centralink will pay US$7,400,000 for the Exchangeable Note;

•

The Exchangeable Note will bear interest at a rate of 15% per annum or, upon the occurrence of an event of default contemplated by the Exchangeable Note, 20% per annum;

•

The Exchangeable Note will be exchangeable under certain conditions for 2,000,000 Series A Preference Shares, nominal value HK $1.00 per share, of Grand (the “Preference Shares”);

•

The Exchangeable Note will mature on the earlier of (x) 60 days from the date of issuance and (y) the date on which the exchange of the Exchangeable Note into the Preference Shares shall have occurred;

•

Each holder of a Preference Share will be entitled to cumulative preferred dividends at a rate of 10.5% per annum; and

•

Each Preference Share will be convertible at any time by Centralink or, upon the occurrence of certain conditions, by the Company into such number of American depositary shares representing beneficial ownership of Grand Ordinary Stock (the “Grand ADS’s”) equal to (i) the exchange price applicable to such Preference Share divided by (ii) the average closing price of the Grand ADS’s on NASDAQ for the forty trading days immediately prior to the issuance of the Exchangeable Note.

For purposes of the opinion set forth herein, we have:

(i)

reviewed certain internal financial statements and other financial and operating data concerning Target and Grand prepared by the managements of Target and Grand, respectively;

(ii)

reviewed certain publicly available financial statements and other information of Grand;

(iii)

reviewed certain financial projections for Target, Grand and Target and Grand on a pro forma basis prepared by the management of Grand;

(iv)

discussed the past and current operations, financial condition and prospects of Grand with management of Grand;

(v)

reviewed the reported prices and trading activity of the Grand ADS’s;

(vi)

reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Financing Transaction;

(vii)

reviewed the draft Subscription Agreement, dated as of February 24, 2005; and

(viii)

performed such other analyses as we have deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information.  With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Target and Grand, respectively.  We have not taken into account the effect of potential acquisitions or business combinations other than the Acquisition.  We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of Target or Grand, nor have we been furnished with any such valuation or appraisal.  We have not conducted a physical inspection of the facilities or property of Grand or Target.  Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, February 25, 2005.  We have not considered any tax effects of the Financing Transaction or the Acquisition on the Company.  We have assumed that the final form of the Subscription Agreement will be substantially the same as the last draft reviewed by us.  Furthermore, our opinion does not address the Company’s underlying business decision to undertake the Acquisition or the Financing Transaction.  We have assumed that all representations and warranties set forth in each of the Subscription Agreement and the IPI Purchase Agreement are true and correct, that the conditions to the consummation of the transactions contemplated by each of the Subscription Agreement and the IPI Purchase Agreement will be satisfied or waived by each party to each agreement, that all parties to the Subscription Agreement will comply with all covenants of such party thereunder and the agreements contemplated thereby, that the events that may give rise to an event of default under the Exchangeable Note will not occur, that all interest accruing on the Exchangeable Note will be paid in cash and that the exchange of the Exchangeable Note into the Preference Shares will occur on the maturity date of the Exchangeable Note.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with the Financing Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion.  We have also agreed to act as financial advisor to the Special Committee in connection with one or more potential transactions involving the Company and we expect to receive a fee for our services in connection with those transactions.  This letter does not constitute a recommendation to the Special Committee as to whether or not the Special Committee should recommend to the board of directors of the Company that the Company enter into the Financing Transaction or the Acquisition.  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any other party with respect to any alternative financing transactions available to the Company on behalf of the Special Committee.

We are not opining on the fairness of the consideration paid by Grand in, or any other terms and conditions of, the transactions contemplated by the IPI Purchase Agreement or any other agreements contemplated thereby.

This letter is solely for the information of the Special Committee and is not on behalf of and is not intended to confer rights or remedies upon any other entity or person, and may not be used for any other purpose without our prior written consent.  This letter does not constitute a recommendation to any holder of capital stock of the Company as to how any such holder should vote on the Financing Transaction, the issuance of any securities contemplated to be issued in connection with the Financing Transaction or the transactions contemplated by the IPI Purchase Agreement.

Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the issuance of the Exchangeable Note in the Financing Transaction is fair from a financial point of view to Grand.

Very truly yours,

/S/ Peter J. Solomon Company L.P.

PETER J. SOLOMON COMPANY L.P.

ANNEX E

AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

i)            Heading of Annex E to be changed to “Articles of Association as Amended “

ii)          The text follows :

“                                    RETIREMENT OF DIRECTORS

94.

At each annual general meeting of the Company, all the directors shall retire from office.

95.

A retiring director shall be eligible for re-election.

96.

The Company at the meeting at which a director retires in manner aforesaid may fill the vacated office by electing a person thereto, and in default the retiring director shall if offering himself for re-election be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

97.

No person other than a director retiring at any meeting shall unless recommended by the directors be eligible for election to the office of director at any general meeting unless not less than 3 nor more than 21 days before the date appointed for the meeting there shall have been left at the Office notice in writing, signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election, and also notice in writing signed by that person of his willingness to be elected.

98.

The Company may from time to time by ordinary resolution increase or reduce the number of directors.

99.

The directors shall have power at any time, and from time to time, to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, but so that the total number of directors shall not at any time exceed the number fixed in accordance with these Articles. Any director so appointed shall hold office only until the next following annual general meeting.

100.

 The Company may by ordinary resolution remove any director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such director.  Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the Company.

101.

The Company may by ordinary resolution appoint another person in place of a director removed from office under the immediately preceding Article, and without prejudice to the powers of the directors under Article 99 the Company in general meeting may appoint any person to be a director either to fill a casual vacancy or as an additional director. A person appointed in place of a director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. “

ANNEX F

GRAND TOYS INTERNATIONAL LIMITED 2004 STOCK OPTION PLAN

GRAND TOYS INTERNATIONAL LIMITED

2004 STOCK OPTION PLAN

1.

Purpose

The purpose of this plan (the "Plan") is to secure for Grand Toys International Limited (the "Company") and its equity owners the benefits arising from ownership of the Company’s American Depositary Shares (“ADSs”) by employees, officers, directors and consultants of the Company and its affiliates who are expected to contribute to the Company's future growth and success.  The Plan is also designed to attract and retain other persons who will provide services to the Company.  Those provisions of the Plan which make express reference to Section 422 of the Internal Revenue Code of 1986, as amended or replaced from time to time (the "Code"), shall apply only to Incentive Stock Options (as that term is defined in the Plan).  The Plan was adopted by the Board of Directors of the Company (the "Board") on August 13, 2004, subject to the approval of the shareholders of the Company.

2.

Type of Options and Administration

(a)

Types of Options.  Options granted pursuant to the Plan shall be authorized by action of the Board (or the committee appointed by the Board in accordance with Section 2(b) below) and may be either incentive stock options ("Incentive Stock Options") intended to meet the requirements of Section 422 of the Code, non-statutory options which are not intended to meet the requirements of Section 422 of the Code ("Non-Qualified Options") or a combination thereof.

(b)

Administration.  The Plan will be administered by the Board, or by a person or a committee appointed by the Board (any such person or committee hereinafter called the “Committee”), in each case whose construction and interpretation of the terms and provisions of the Plan shall be final and conclusive and binding upon the optionee and all other persons interested or claiming interests under the Plan.  Notwithstanding the foregoing, to the extent necessary to preserve any deduction under Section 162(m) of the Code, the Plan shall be administered by a Committee comprised of two (2) or more directors appointed by the Board, each of whom shall be an "outside director," within the meaning of Treasury Regulation Section 1.162-27(e)(3), and the delegation of powers to the Committee shall be consistent with applicable laws and regulations.  The Board or Committee may in its sole discretion grant options to purchase the ADSs, each representing beneficial ownership of one ordinary voting share in the capital of the Company having a nominal value of one Hong Kong dollar (HK$1.00) per share (the “Ordinary Shares”), and evidenced by American Depositary Receipts (“ADRs”), and issue ADSs upon exercise of such options as provided in the Plan; provided, however, that employee directors of the Company (each an “Employee Director”) shall be granted options in accordance with the provisions of Section 12(a) below; provided, further, however, that non-employee directors of the Company (each a “Non-Employee Director”) shall be granted options in accordance with the provisions of Section 12(b) below.  The Board or Committee shall have authority, subject to the express provisions of the Plan, to construe the respective option agreements and the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the respective option agreements, which need not be identical; and to make all other determinations in the judgment of the Board or Committee necessary or desirable for the administration of the Plan.  The Board or Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any option agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency.  No director or person acting pursuant to authority delegated by the Board shall be liable for any action or determination under the Plan made in good faith.

3.

Eligibility

Options may be granted to persons who are, at the time of grant, employees, officers, directors or consultants of the Company or any parent or subsidiary of the Company, as respectively defined in Sections 424(e) and 424(f) of the Code (each such parent and subsidiary of the Company hereinafter individually and collectively called an “Affiliate”); provided, however, that Incentive Stock Options may only be granted to individuals who are employees (within the meaning of Section 3401(c) of the Code) of the Company or any Affiliate.  Options may also be granted to other persons, provided, however, that such options shall be Non-Qualified Options.   A person who has been granted an option may, if he or she is otherwise eligible, be granted additional options if the Board or Committee shall so determine.  Notwithstanding anything in the Plan to the contrary, no employee of the Company or an Affiliate shall be granted options with respect to more than 300,000 ADSs during any calendar year.

4.

Stock Subject to Plan

The securities of the Company subject to options granted under the Plan shall be authorized but unissued or reacquired ADSs.  Subject to adjustment as provided in Section 16 below, the maximum number of ADSs which may be issued and sold under the Plan is 1,558,024.  The Company shall, at all times during the term of the Plan, reserve and keep available such number of ADSs as will be sufficient to satisfy the requirements of the Plan, and the Board shall cause to be issued a number of Ordinary Shares underlying the ADSs to be issued.  If an option granted under the Plan shall expire, terminate or is canceled for any reason without having been exercised in full, the unpurchased ADSs subject to such option shall again be available for subsequent option grants under the Plan.

5.

Forms of Option Agreements

As a condition to the grant of an option under the Plan, each recipient of an option shall execute an option agreement in such form not inconsistent with the Plan and as may be approved by the Board or the Committee.  The terms of such option agreements may differ among recipients.

6.

Purchase Price

(a)

General.  Except as provided in Sections 12(a) and 12(b) of the Plan, the purchase price per ADS issuable upon the exercise of an option shall be determined by the Board or the Committee at the time of grant of such option; provided, however, that in the case of an Incentive Stock Option, the exercise price shall not be less than 100% of the Fair Market Value (as hereinafter defined) of such ADS at the time of grant of such option, or less than 110% of such Fair Market Value in the case of options described in Section 11(b) of the Plan.  "Fair Market Value" of an ADS of the Company as of a specified date for purposes of the Plan shall mean the average trading price of an ADS on the principal securities exchange (including, but not limited to, The Nasdaq SmallCap Market or The Nasdaq National Market) on which such ADSs are traded on the date as of which Fair Market Value is being determined, or on the next preceding day on which such ADSs are traded if no ADSs were traded on such date, or if the ADSs are not traded on a securities exchange, Fair Market Value shall be deemed to be the average of the high bid and low asked prices of the ADSs in the over-the-counter market on the date as of which Fair Market Value is being determined or on the next preceding day on which such high bid and low asked prices were recorded.  If the ADSs are not publicly traded, Fair Market Value of an ADS shall be determined in good faith by the Board.

(b)

Payment of Purchase Price.  Options granted under the Plan may provide for the payment of the exercise price by delivery of cash or a check to the order of the Company in an amount equal to the exercise price of such options, or by any other means (including, without limitation, cashless exercise) which the Board determines are consistent with the purpose of the Plan and with applicable laws and regulations.

7.

Exercise Option Period

Except as provided in Sections 12(a) and 12(b) below and subject to earlier termination as provided in the Plan, each option and all rights thereunder shall expire on such date as determined by the Board or the Committee and set forth in the applicable option agreement; provided, however, that, except as provided in Section 11(b) of the Plan with respect to Incentive Stock Options, such date shall not be later than ten (10) years after the date on which the option is granted.

8.

Exercise of Options

Except as provided in Sections 12(a) and 12(b) below, each option granted under the Plan shall be exercisable either in full or in installments at such time or times and during such period as shall be set forth in the option agreement evidencing such option, subject to the provisions of the Plan.  Subject to the requirements in the immediately preceding sentence, if an option is not at the time of grant immediately exercisable, the Board or Committee may: (a) in the agreement evidencing such option, provide for the acceleration of the exercise date or dates of the subject option upon the occurrence of specified events, and/or (b) at any time prior to the complete termination of an option, accelerate the exercise date or dates of such option.

9.

Nontransferability of Options

No option granted under this Plan shall be assignable or otherwise transferable by the optionee, except by will or by the laws of descent and distribution.  An option may be exercised during the lifetime of the optionee only by the optionee.

10.

Effect of Termination of Employment or Other Relationship

Except as provided in Section 11(d) of the Plan with respect to Incentive Stock Options and except as may otherwise be determined by the Board or Committee at the date of grant of an option, and subject to the provisions of the Plan, an optionee may exercise an option at any time within three (3) months following the termination of the optionee's employment or other relationship with the Company and its Affiliates or within one (1) year if such termination was due to the death or disability (within the meaning of Section 22(e)(3) of the Code or any successor provisions thereto) of the optionee (to the extent such option is otherwise exercisable at the time of such termination) but in no event later than the expiration date of the option. Notwithstanding the foregoing and except as may otherwise be determined by the Board or Committee, if the termination of the optionee's employment is for cause or is otherwise attributable to a breach by the optionee of an employment or confidentiality or non-disclosure agreement, the option shall expire immediately upon such termination.  The Board shall have the power to determine, in its sole discretion, what constitutes a termination for cause or a breach of an employment or confidentiality or non-disclosure agreement, whether an optionee has been terminated for cause or has breached such an agreement, and the date upon which such termination for cause or breach occurs.  Any such determinations shall be final and conclusive and binding upon the optionee and all other persons interested or claiming interests under the Plan.

11.

Incentive Stock Options

Options granted under the Plan which are intended to be Incentive Stock Options shall be subject to the following additional terms and conditions:

(a)

Express Designation.  All Incentive Stock Options granted under the Plan shall, at the time of grant, be specifically designated as such in the option agreement covering such Incentive Stock Options.

(b)

10% Shareholder.  If any employee to whom an Incentive Stock Option is to be granted under the Plan is, at the time of the grant of such option, the owner of capital stock possessing more than 10% of the total combined voting power of all classes of capital stock of the Company (after taking into account the attribution of stock ownership rules of Section 424(d) of the Code), then the following special provisions shall be applicable to the Incentive Stock Option granted to such individual:

(i)

the purchase price per ADS subject to such Incentive Stock Option shall not be less than 110% of the Fair Market Value of one ADS at the time of grant; and

(ii)

the option exercise period shall not exceed five (5) years after the date of grant.

(c)

Dollar Limitation.  For so long as the Code shall so provide, options granted to any employee under the Plan (and any other incentive stock option plans of the Company) which are intended to constitute Incentive Stock Options shall not constitute Incentive Stock Options to the extent that such options, in the aggregate, become exercisable for the first time in any one calendar year for ADSs with an aggregate Fair Market Value, as of the respective date or dates of grant, of more than $100,000.

(d)

Termination of Employment, Death or Disability.  No Incentive Stock Option may be exercised unless, at the time of such exercise, the optionee is, and has been continuously since the date of grant of his or her option, employed by the Company or its Affiliate, except that:

(i)

an Incentive Stock Option may be exercised within the period of three (3) months after the date the optionee ceases to be an employee of the Company or its Affiliate (or within such lesser period as may be specified in the applicable option agreement), to the extent it is otherwise exercisable at the time of such cessation,

(ii)

if the optionee dies while in the employ of the Company or its Affiliate, or within three (3) months after the optionee ceases to be such an employee, the Incentive Stock Option may be exercised by the person to whom it is transferred by will or the laws of descent and distribution within the period of one (1) year after the date of death (or within such lesser period as may be specified in the applicable option agreement), to the extent it is otherwise exercisable at the time of the optionee's death, and

(iii)

if the optionee becomes disabled (within the meaning of Section 22(e)(3) of the Code or any successor provisions thereto) while in the employ of the Company or its Affiliate, the Incentive Stock Option may be exercised within the period of one (1) year after the date the optionee ceases to be such an employee because of such disability (or within such lesser period as may be specified in the applicable option agreement), to the extent it is otherwise exercisable at the time of such cessation.

For all purposes of the Plan and any option granted hereunder, "employment" shall be defined in accordance with the provisions of Section 1.421-7(h) of the Treasury Regulations (or any successor regulations).  Notwithstanding the foregoing provisions, no Incentive Stock Option may be exercised after its expiration date.

12.

Director Option Grants

(a)

Grant of Options to Employee Directors.  On the last business day of each calendar quarter, each Employee Director of the Company shall be granted options to purchase 1,250 ADSs; provided, however, that no Employee Director shall be granted options pursuant to this Section 12(a) with respect to more than 5,000 ADSs during any calendar year.  The purchase price per ADS issuable upon the exercise of an option shall be equal to the Fair Market Value of an ADS on the date of grant of such option. Each option granted pursuant to this Section 12(a) shall become exercisable on the first anniversary of the date of such grant and shall expire on the tenth anniversary of the date of such grant.

(b)

Grant of Options to Non-Employee Directors.  On the last business day of each calendar quarter, each Non-Employee Director of the Company shall be granted options to purchase 7,500 ADSs; provided, however, that no Non-Employee Director shall be granted options pursuant to this Section 12(b) with respect to more than 30,000 ADSs during any calendar year.  The purchase price per ADS issuable upon the exercise of an option shall be equal to the Fair Market Value of an ADS on the date of grant of such option.  Each option granted pursuant to this Section 12(b) shall become exercisable on the first anniversary of the date of such grant and shall expire on the tenth anniversary of the date of such grant.

13.

Additional Provisions

(a)

Additional Option Provisions.  The Board or the Committee may, in its sole discretion, include additional provisions in option agreements covering options granted under the Plan, including without limitation, restrictions on transfer, repurchase rights, rights of first refusal, commitments to pay cash bonuses or to make, arrange for or guaranty loans or to transfer other property to optionees upon exercise of options, or such other provisions as shall be determined by the Board or the Committee, provided, however, that such additional provisions shall not be inconsistent with the requirements of applicable law and such additional provisions shall not cause any Incentive Stock Option granted under the Plan to fail to qualify as an Incentive Stock Option within the meaning of Section 422 of the Code.

(b)

Acceleration, Extension, Etc.  The Board or the Committee may, in its sole discretion: (i) accelerate the date or dates on which all or any particular option or options granted under the Plan may be exercised, or (ii) extend the dates during which all, or any particular, option or options granted under the Plan may be exercised, provided, however, that no such acceleration or extension shall be permitted if it would cause any Incentive Stock Option granted under the Plan to fail to qualify as an Incentive Stock Option within the meaning of Section 422 of the Code.

14.

General Restrictions

(a)

Investment Representations.  The Board or Committee may require any person to whom an option is granted, as a condition of exercising such option or award, to give written assurances in substance and form satisfactory to the Board or Committee to the effect that such person is acquiring the ADS subject to the option or award for his or her own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Board or Committee deems necessary or appropriate in order to comply with applicable federal and state securities laws, or with covenants or representations made by the Company in connection with any public offering of its capital stock or other securities, including any "lock-up" or other restriction on transferability.

(b)

Compliance With Securities Law.  Each option shall be subject to the requirement that if, at any time, counsel to the Company shall determine that the listing, registration or qualification of the ADSs subject to such option or award upon any securities exchange or automated quotation system or under any state or federal law, or the consent or approval of any governmental or regulatory body, or that the disclosure of non-public information or the satisfaction of any other condition, is necessary as a condition of, or in connection with the issuance or purchase of ADSs thereunder, except to the extent expressly permitted by the Board or the Committee, such option or award may not be exercised, in whole or in part, unless such listing, registration, qualification, consent or approval or satisfaction of such condition shall have been effected or obtained on conditions acceptable to the Board or the Committee.  Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval, or to satisfy such condition.  In addition, ADRs for ADSs issued upon the exercise of options may bear such legends as the Company may deem advisable to reflect restrictions which may be imposed by law, including, without limitation, the Securities Act of 1933, as amended, any state "blue sky" or other applicable federal or state securities law.

15.

Rights as a Shareholder

The holder of an option shall have no rights as a shareholder or otherwise with respect to any ADSs covered by the option (including, without limitation, any right to vote or to receive dividends or non-cash distributions with respect to such ADSs) until the effective date of exercise of such option and then only to the extent of the rights provided by the ADSs so purchased.  No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of exercise.

16.

Adjustment Provisions for Recapitalizations,

Reorganizations and Related Transactions

(a)

Recapitalizations and Related Transactions.  If, through or as a result of any recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction: (i) the outstanding ADSs are increased, decreased or exchanged for a different number or kind of ADSs, shares or other securities of the Company, or (ii) additional ADSs, shares or new or different shares or other non-cash assets are distributed with respect to such ADSs or other securities, an appropriate and proportionate adjustment shall be made in: (x) the maximum number and kind of ADSs reserved for issuance under or otherwise referred to in the Plan, (y) the number and kind of ADSs or other securities subject to any then-outstanding options under the Plan, and (z) the price for each share subject to any then-outstanding options under the Plan, without changing the aggregate purchase price as to which such options remain exercisable.  Notwithstanding the foregoing, no adjustment shall be made pursuant to this Section 16 if such adjustment: (A) would cause any Incentive Stock Option granted under the Plan to fail to qualify as an Incentive Stock Option within the meaning of Section 422 of the Code, or (B) would be considered as the adoption of a Plan amendment or new plan requiring shareholder approval.

 (b)

Reorganization, Merger and Related Transactions.  All outstanding options under the Plan shall become fully exercisable following the occurrence of any Trigger Event (as defined below), whether or not such options are then exercisable under the provisions of the applicable agreements relating thereto.  For purposes of the Plan, a "Trigger Event" is any one of the following events, other than in connection with the initial public offering of the ADSs:

(i)

the date the Company acquires knowledge that any "person" or "group" as such terms are used in Section 3(a)(9) and Section 13(d)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than the Company, any officer or director, or any employee benefit plan of the Company holding ADSs or other securities of the Company for or pursuant to the terms of any such plan, in a transaction or series of transactions, has become the beneficial owner, directly or indirectly (with beneficial ownership determined as provided in Rule 13d-3, or any successor rule, under the Exchange Act), of securities of the Company entitling the person or group to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all stockholders of the Company would be entitled in the election of the Board were an election held on such date; provided, however, that the sale of voting securities by the Company, to a person or group, prior to such person or group acquiring such 50% of the voting securities, shall be excluded from the operation of this Section 16(b)(i) with the advance approval of the Board of Directors;

(ii)

the date, during any period of two (2) consecutive years, when individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the stockholders of the Company, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period; and

(iii)

the date of approval by the shareholders of the Company of an agreement (a "reorganization agreement") providing for:

(A)

The merger or consolidation of the Company with another corporation: (x) where the shareholders of the Company, immediately prior to the merger or consolidation, do not beneficially own, immediately after the merger or consolidation, shares of the corporation issuing cash or securities in the merger or consolidation entitling such shareholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all shareholders of such corporation would be entitled in the election of directors, or (y) where the members of the Board, immediately prior to the merger or consolidation, do not, immediately after the merger or consolidation, constitute a majority of the Board of Directors of the corporation issuing cash or securities in the merger or consolidation, or

(B)

The shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or other disposition of all or substantially all the assets of the Company.

(c)

Board and Committee Authority to Make Adjustments.  Any adjustments under this Section 16 will be made by the Board or the Committee, whose determination as to what adjustments, if any, will be made and the extent thereof will be final, binding and conclusive.  No fractional ADSs will be issued under the Plan on account of any such adjustments.

17.

No Employment Rights

Nothing contained in the Plan or in any option agreement shall confer upon any optionee any right with respect to the continuation of his or her employment or other relationship with the Company or any Affiliate or interfere in any way with the right of the Company or any Affiliate at any time to terminate such employment or relationship or to increase or decrease the compensation of the optionee.

18.

Amendment, Modification or Termination of the Plan

(a)

The Board may at any time modify, amend or terminate the Plan; provided, however, that to the extent required by applicable law, any such modification, amendment or termination shall be subject to the approval of the shareholders of the Company; provided, further, however, that, to the extent required by applicable law, the provisions of the Plan governing the grant of options to Non-Employee Directors may not be modified, amended or terminated except by the vote of a majority of the members of the Board and by the vote of a majority of the members of Board who are employees of the Company or an Affiliate.

(b)

The modification, amendment or termination of the Plan shall not, without the consent of an optionee, affect his or her rights under an option previously granted to him or her.  With the consent of the optionee affected, the Board or the Committee may amend or modify outstanding option agreements in a manner not inconsistent with the Plan.  Notwithstanding the foregoing, the Board shall have the right (but not the obligation), without the consent of the optionee affected, to amend or modify: (i) the terms and provisions of the Plan and of any outstanding Incentive Stock Option agreements granted under the Plan to the extent necessary to qualify any or all such options for such favorable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code,  and (ii) the terms and provisions of the Plan and the option agreements entered into in connection with any outstanding option to the extent that the Board determines necessary to preserve the deduction of compensation paid to certain optionees who are "covered employees," within the meaning of Treasury Regulation Section 1.162-27(c)(2), as a result of the grant or exercise of options under the Plan.

19.

Withholding

(a)

The Company shall have the right to deduct and withhold from payments or distributions of any kind otherwise due to the optionee any federal, state or local taxes of any kind required by law to be so deducted and withheld with respect to any ADSs issued upon exercise of options under the Plan.  Subject to the prior approval of the Company, which may be withheld by the Company in its sole discretion, the optionee may elect to satisfy such obligations, in whole or in part by: (i) causing the Company to withhold ADSs otherwise issuable pursuant to the exercise of an option, (ii) delivering to the Company ADSs already owned by the optionee, or (iii) delivering to the Company cash or a check to the order of the Company in an amount equal to the amount required to be so deducted and withheld.  The ADSs delivered in accordance with method (ii) above or withheld in accordance with method (i) above shall have a Fair Market Value equal to such withholding obligation as of the date that the amount of tax to be withheld is to be determined.  An optionee who has made (with the Company's approval) an election pursuant to method (i) or (ii) of this Section 19(a) may only satisfy his or her withholding obligation with ADSs which are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(b)

The acceptance of ADSs upon exercise of an Incentive Stock Option shall constitute an agreement by the optionee: (i) to notify the Company if any or all of such ADSs are disposed of by the optionee within two (2) years after the date the option was granted or within one (1) year after the date the ADSs were issued to the optionee pursuant to the exercise of the option, and (ii) if required by law, to remit to the Company, at the time of and in the case of any such disposition, an amount sufficient to satisfy the Company's federal, state and local withholding tax obligations with respect to such disposition, whether or not, as to both (i) and (ii), the optionee is in the employ of the Company or an Affiliate at the time of such disposition.

20.

Cancellation and New Grant of Options, etc.

The Board or the Committee shall have the authority to effect, at any time and from time to time, with the consent of the affected optionee(s) the: (i) cancellation of any or all outstanding options under the Plan and the grant in substitution therefor of new options under the Plan (or any successor stock option plan of the Company) covering the same or different numbers of ADSs and having an option exercise price per share which may be lower or higher than the exercise price per share of the canceled options, or (ii) amendment of the terms of the option agreements entered into in connection with any and all outstanding options under the Plan to provide an option exercise price per share which is higher or lower than the then-current exercise price per share of such outstanding options.

21.

Effective Date and Duration of the Plan

(a)

Effective Date.  The Plan shall become effective when adopted by the Board, but no option granted under the Plan shall become exercisable unless and until the Plan shall have been approved by the Company's shareholders.  If such shareholder approval is not obtained within twelve (12) months after the date of the Board's adoption of the Plan, no options previously granted under the Plan shall be deemed to be Incentive Stock Options and no Incentive Stock Options shall be granted thereafter. Amendments to the Plan shall become effective as of the latest of: (i) the date of adoption by the Board, (ii) the date set forth in the amendments, or (iii) in the case of any amendment requiring shareholder approval (as set forth in Section 18), the date such amendment is approved by the Company's shareholders.  Notwithstanding the foregoing, no Incentive Stock Option granted on or after the effective date of any such amendment requiring shareholder approval to qualify for incentive stock option treatment under Section 422 of the Code shall become exercisable unless and until such amendment shall have been approved by the Company's shareholders.  If such shareholder approval is not obtained within twelve (12) months after the date of the Board's adoption of such amendment, no options granted on or after the effective date of such amendment shall be deemed Incentive Stock Options and no Incentive Stock Options shall be granted thereafter.  Subject to above limitations, options may be granted under the Plan at any time after the effective date of the Plan and before the date fixed for termination of the Plan.

(b)

Termination.  Unless sooner terminated by the Board, the Plan shall terminate upon the close of business on the day next preceding the tenth anniversary of the date of its adoption by the Board.  After termination of the Plan, no further options may be granted under the Plan; provided, however, that such termination will not affect any options granted prior to termination of the Plan.

22.

Governing Law

The provisions of this Plan shall be governed and construed in accordance with the laws of the State of New York without regard to the principles thereof relating to the conflicts of laws.

Footnotes

 NASD Rulemaking:  Order Approving Proposed Rule Change Amending the Audit Committee Requirements and Notice of Filing and Order Granting Accelerated Approval of Amendments No. 1 and No. 2 thereto, Securities and Exchange Commission Release No. 34-42231 [File No. SR-NASD-99-48] Rule 4320(22) (B) (ii) (December 14, 1999).

 NASD Rulemaking:  Order Approving Proposed Rule Change Amending the Audit Committee Requirements and Notice of Filing and Order Granting Accelerated Approval of Amendments No. 1 and No. 2 thereto, Securities and Exchange Commission Release No. 34-42231 [File No. SR-NASD-99-48] Rule 4320(22) (B) (i) (December 14, 1999).

 NASD Rulemaking:  Order Approving Proposed Rule Change Amending the Audit Committee Requirements and Notice of Filing and Order Granting Accelerated Approval of Amendments No. 1 and No. 2 thereto, Securities and Exchange Commission Release No. 34-42231 [File No. SR-NASD-99-48] “E. Implementation,” para. 1 (December 14, 1999).